UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the date of August 25, 2005.
Commission File Number 33398141
BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)
LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9251 1681
25 August 2005
Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000
Dear Mr Gates
Preliminary Final Report
In accordance with Listing Rule 4.3A and Appendix 4E of the Listing Rules, I enclose the Preliminary Final Report for Burns, Philp & Company Limited. The Preliminary Final Report should be read in conjunction with the Burns Philp Financial Year 2005 Annual Report (see below).
Burns Philp Financial Year 2005 Annual Report
In accordance with Listing Rule 4.5, I enclose for lodgment a copy of the Burns Philp 2005 Annual Report (incorporating the Directors’ Report and the Financial Report and Independent Audit Report dated 25 August 2005). The typeset version will be lodged at the same time as the Annual Report is distributed to shareholders.
I note by such lodgment the Company obtains relief from dual lodgment of financial statements granted by ASIC Practice Note 61.
Yours sincerely
HELEN GOLDING
Company Secretary/Group Legal Counsel
Encl.
INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report for the year ended June 30, 2005

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
APPENDIX 4E
PRELIMINARY FINAL REPORT
YEAR ENDED JUNE 30, 2005

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report for the year ended June 30, 2005

PRELIMINARY FINAL REPORT
YEAR ENDED JUNE 30, 2005
RESULTS FOR ANNOUNCEMENT TO THE MARKET
Name of entity
BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359	Reporting period: Year ended June 30, 2005
Previous corresponding period: Year ended June 30, 2004

				$A million
Revenues from ordinary activities (excluding individually significant items) (1)	down	23.8%	to	2,588.6

Revenues from ordinary activities (including individually significant items) (2)	up	29.7%	to	4,587.4

Profit from ordinary activities after tax attributable to members (3)	up	677%	to	861.9

Net profit for the year attributable to members (4)	up	677%	to	861.9

Franked amount per
	Amount per security	security
Dividends — Ordinary Shares
Final dividend	Nil ¢	Nil ¢
Previous corresponding year	Nil ¢	Nil ¢
Dividends — Converting Preference Shares
Interim dividends
30 September 2004	0.5671 ¢	Nil ¢
31 December 2004	0.5671 ¢	Nil ¢
31 March 2005	0.5548 ¢	Nil ¢
30 June 2005	0.5610 ¢	Nil ¢
Total	2.2500 ¢	Nil ¢
Previous corresponding year	2.2562 ¢	Nil ¢

(1)	Revenue from ordinary activities (excluding individually significant items) down 23.8% mainly due to the sale in September 2004 of the Yeast and Bakery Ingredients group and the Herbs and Spices business.

(2)	Revenue from ordinary activities (including individually significant items) up 29.7% due to the proceeds from sale of the businesses described in (1), partially offset by reduced revenue from sales of goods of the disposed businesses described in (1) and a lower net unrealised foreign currency exchange gain on the Group’s unhedged foreign currency borrowings.

(3)	Profit from ordinary activities after tax attributable to members up 677% this year primarily due to the factors described in (2) and a decrease in net interest expense, partially offset by an individually significant income tax expense on the sale of the businesses.

(4)	Net profit for the year attributable to members was up 677% for the reasons described in (3) above.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report for the year ended June 30, 2005

ADDITIONAL INFORMATION REQUIRED BY APPENDIX 4E.
3	A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard.

Refer to page 38 of the attached Annual Report.

4	A statement of financial position together with notes to the statement. The statement of financial position may be condensed but must report as line items each significant class of asset, liability and equity element with appropriate sub-totals.

Refer to page 39 of the attached Annual Report.

5	A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard.

Refer to page 40 of the attached Annual Report.

6	Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable and (if known) the amount per security of foreign sourced dividend or distribution.

Refer to Note 18 of the financial statements in the attached Annual Report.

7	Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan.

No dividend reinvestment plans were in operation during the year ended June 30, 2005. Currently there are no intentions to implement a dividend reinvestment plan.

8	A statement of retained earnings showing movements.

Refer to Note 18 of the financial statements in the attached Annual Report.

9	Net tangible assets per security with the comparative figure of the previous corresponding period.

Net tangible assets per security are set out in the table below:

	June 30,	June 30,
	2005	2004
Net tangible asset backing/(deficit) per ordinary share (cents)	(15.1)	(79.8)

Net asset backing per ordinary share (cents)	71.7	30.9

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report for the year ended June 30, 2005

10	Details of entities over which control has been gained or lost during the period, including the following:
10.1	name of the entity;

10.2	the date of the gain or loss of control; and

10.3	where material to an understanding of the report — the contribution of such entities to the reporting entity’s profit from ordinary activities during the period and the profit of loss of such entities during the whole of the previous corresponding period.
Refer to Notes 3(b)(i), 24 and 29 of the financial statements in the attached Annual Report.

11	Details of associates and joint venture entities including the following:
11.1	name of the associate or joint venture entity;

11.2	details of the reporting entity’s percentage holding in each of these entities; and

11.3	where material to an understanding of the report — aggregate share profits (losses) of these entities, details of contributions to net profit for each of these entities and with comparative figures for each of these disclosures for the previous corresponding period.
Refer to Note 9 of the financial statements in the attached Annual Report.

12	Any other significant information needed by an investor to make an informed assessment of the entity’s financial performance and financial position.

Refer to Notes 1 to 32 of the financial statements in the attached Annual Report.

13	For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

Not applicable.

14	A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity’s activities and results, which would include but not be limited to discussions of the following:
14.1	the earnings per security and the nature of any dilution aspects;

14.2	returns to shareholders including distributions and buy backs;

14.3	significant features of operating performance;

14.4	the results of segments that are significant to an understanding of the business as a whole;

14.5	a discussion of trends in performance; and

14.6	any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified.
Refer to the “Chairman and Managing Director’s Operating and Financial Review” on pages 2 to 9 of the attached Annual Report.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report for the year ended June 30, 2005

15	A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

Note: If the accounts have been audited or subject to review, the audit report or review should be provided with the report.

The attached accounts have been subject to audit. Refer to the Independent Audit Report on page 116 of the attached Annual Report.

16	if the accounts have net yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification.

Not applicable

17	If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification.

Not applicable

BURNS, PHILP & COMPANY LIMITED
2005 ANNUAL REPORT

Burns, Philp & Company Limited	Share Registry
ACN 000 000 359	Ordinary Shares and CP Shares:
ASX Perpetual Registrars Limited
Registered Office	Level 8
Level 23	580 George Street
56 Pitt Street	Sydney NSW 2000
Sydney NSW 2000	Australia
Australia	(Locked Bag A14, Sydney South NSW 1235)
(GPO Box 543, Sydney NSW 2001)	Telephone: +61 2 8280 7127
Telephone: +61 2 9259 1111	Facsimile: +61 2 9287 0303
Facsimile: +61 2 9247 3272	Email: registrars@aprl.com.au
Email: shareholder.enquiries@burnsphilp.com	Website: www.asxperpetual.com.au
Website: www.burnsphilp.com

Location of other Registries
Managing Director & Chief Executive Officer	American Depositary Receipts:
Thomas J Degnan	JPMorgan Chase Bank
JPMorgan Service Center
Company Secretary	PO Box 43013
Helen Golding	Providence, RI 02940-3013
USA
Auditor	Telephone: +1 (800) 990 1135
KPMG	(non-US callers will be charged IDD)
Facsimile: +1 (781) 575 4082
Stock Exchange Listings	Email: adr@jpmorgan.com
Ordinary Shares:
Australian Stock Exchange Limited, Sydney	New Zealand Capital Notes:
(Home Exchange)	Computershare Investor Services Limited
New Zealand Exchange Limited	Level 2
159 Hurstmere Road
Converting Preference Shares (CP Shares):	Takapuna, Auckland
Australian Stock Exchange Limited, Sydney
(Private Bag 92119, Auckland 1020)
New Zealand Capital Notes:	New Zealand
New Zealand Exchange Limited	Telephone: +64 9 488 8777
Facsimile: +64 9 488 8787
Annual General Meeting	Email: enquiry@computershare.co.nz
November 4, 2005 at 10.30am	Website: www.computershare.co.nz
Wesley Theatre
Lower Ground Floor
Wesley Conference Centre
220 Pitt Street
Sydney NSW 2000
Australia
Burns, Philp & Company Limited is incorporated and domiciled in Australia and is a public company limited by shares.

CHAIRMAN AND MANAGING DIRECTOR’S OPERATING AND FINANCIAL REVIEW	2

DIRECTORS’ REPORT	10

LEAD AUDITOR’S INDEPENDENCE DECLARATION	31

SHAREHOLDER INFORMATION	32

FIVE YEAR SUMMARY	36

FINANCIAL REPORT AND INDEPENDENT AUDIT REPORT	37

CHAIRMAN AND MANAGING DIRECTOR’S OPERATING AND
FINANCIAL REVIEW
Burns Philp manufactures, markets and distributes food ingredients and consumer branded food, beverage and related products. Based in Australia, the Group operates internationally with leading brands enjoying significant market share in each of our principal markets.
Our goal is to maximise shareholder return. During the recent financial year we completed two key strategic initiatives that have furthered this objective. In September 2004 we finalised the sales of our Yeast and Bakery Ingredients group and Herbs and Spices business. In addition we have substantially completed the major profit enhancement projects in our operating units. We believe that these steps have significantly strengthened the Group’s financial position leaving it well placed to grow as opportunities are identified.
A summary of our financial performance and position follows:
FINANCIAL HIGHLIGHTS

	Year ended
	June 30
(A$ million)	2005	2004

FINANCIAL PERFORMANCE
Sales
Continuing operations	2,326.9	2,295.8
Discontinued businesses	244.4	1,059.1

	2,571.3	3,354.9

EBITDA before individually significant items
Continuing operations	414.2	354.8
Corporate/Other	(27.0)	(21.0)
Discontinued businesses	47.1	234.5

EBITDA before individually significant items	434.3	568.3
Individually significant items
Net unrealised foreign currency exchange gain	32.5	56.5
Profit on sale of businesses (excess of proceeds over book value of net assets sold)	782.6	—
Profit on sale of investments and property	3.3	29.2
Reversal of excess provisions	6.4	—
Restructuring costs	—	(31.6)
Recovery of vendor finance loan	—	30.0

EBITDA	1,259.1	652.4
Depreciation	(83.8)	(117.7)
Amortisation of intangibles	(85.1)	(95.6)

EBIT	1,090.2	439.1

Net borrowing costs	(158.0)	(281.8)
Income tax expense before individually significant items	(20.5)	(40.8)
Individually significant income tax expense on sale of businesses	(46.0)	—
Outside equity interests	(3.8)	(5.6)

Net profit attributable to members of Burns, Philp & Company Limited	861.9	110.9

FINANCIAL POSITION

Interest bearing liabilities	1,119.0	2,813.3
Cash	492.3	178.5

Net debt	626.7	2,634.8

Total assets	3,267.3	4,400.8
Shareholders’ funds	1,699.7	889.8

Overview of financial highlights
Overall, net profit for the year was up significantly on the prior period, primarily due to the gain on sale of businesses. Earnings before interest, tax, depreciation and amortisation (EBITDA) from continuing businesses increased to A$414.2 million from A$354.8 million, reflecting the profit enhancement projects implemented since the acquisition of these businesses in March 2003. Interest expense declined as a result of reduced debt levels, following the repayment of the Group’s senior secured credit facilities from asset sale proceeds.
We recognised a number of individually significant items during the period. The Group has more US dollar denominated liabilities than assets. Changes in the foreign currency exchange rates between the US dollar and the Australian dollar will lead to gains or losses being reflected in the Group’s profit. During the year the Australian dollar strengthened against the US dollar leading to an A$32.5 million gain.
A gain of A$782.6 million (before tax) was recognised on the sale of our Yeast and Bakery Ingredients group and Herbs and Spices business. This gain represents the excess of proceeds received, less sale related costs, over the book value of the net assets sold. A$46.0 million of tax relating to the sale was also recognised. As the Group has significant tax losses available, cash taxes payable will be significantly less.
The Group disposed of its remaining shares in an investment and recognised a gain of A$3.3 million. In addition, as a consequence of a change in circumstances during the year, provisions for certain liabilities were reduced by A$6.4 million.
Income tax expense, excluding the expense arising from the asset sales, decreased in the year. The reduction was due to the business sales. The majority of our earnings are now generated in Australia, where the Group still benefits from tax losses incurred in prior periods.
The Group’s net debt at June 2005 was A$626.7 million, down from A$2,634.8 million at June 2004. This reduction was primarily due to the receipt of the business sale proceeds as well as the operating cash flow generated by the continuing businesses. A$1.57 billion of senior secured borrowings were repaid during the year. As at June 2005 the Group had no significant indebtedness due for repayment until June 2008.
The businesses have generally performed in line with expectations.
OBJECTIVES AND STRATEGY
     The Group’s primary objective is to maximise shareholder return. Our business strategy emphasises the following key elements:
•	Maintain our market leading positions: We are focussed on maintaining our leading market positions in Australia and New Zealand. We strive to maintain these positions by providing our customers with high quality products and service, investing in innovation and building our brands.
•	Continue to pursue profit enhancement initiatives: We intend to continue to pursue initiatives that improve the Group’s operating efficiencies and maintain our competitive cost base.
•	Pursue selective acquisitions: We intend to pursue selective acquisitions of businesses. We intend to rigorously evaluate potential acquisitions to ensure that they are businesses to which we can add substantial value and for which we have sufficient management expertise to manage and integrate effectively.
•	Maximise efficiency of funds invested: We will continue to manage closely our investments in working capital and in new plant and equipment so as to maximise the returns generated from these investments.
GROUP OPERATIONS
The Group operates internationally, although most of its assets are located and earnings are generated in Australia and New Zealand. We operate in three main segments: Snacks, Baking and Spreads and Oils. Our segments are organised by products and reflect how we classify our operations for planning and measuring performance and how we manage the business. The Group employs approximately 8,700 people and operates from 54 production facilities.
The following pie charts illustrate the contributions made by the Group’s continuing businesses for the year ended June 30, 2005 and the assets they employ.

PERFORMANCE REVIEW
We manage our operating businesses primarily on their ability to generate operating profit and cash. As the Group’s capital structure and capital allocation decisions are made centrally, the primary measurement used to assess business unit management is EBITDA. Other performance measurements used are average working capital targets, operating cash flow targets and specific business related objectives, including safety performance. A review of the performance of each business segment follows.
Snacks

	2005	2004
	A$ million	A$ million

Revenue	513.5	500.6
EBITDA*	117.9	104.6
EBIT*	69.8	57.3
Total assets	747.9	811.8

*	Before individually significant items
We manufacture and market retail branded products including salty and nutritious snacks, breakfast cereals and instant soups. Our products are sold under brand names such as Uncle Tobys, Bluebird and Country Cup. We operate from two main production sites, Wahgunyah in Victoria, Australia and Auckland, New Zealand. Our main customers are the major supermarket chains and convenience stores.

The business environment for snack food and related products is generally competitive and dynamic. Given our broad product offering, there is no other single supplier that we compete against across our entire product range. However, there are strong competitors in each of our major product categories. Both the Australian and New Zealand grocery markets have two main operators and several smaller independent supermarkets. The development of private label products is continuing, and we are working with our customers to offer them both the leading branded products as well as house brand items. Pricing, volumes, production costs and customer service are the key drivers of profitability. During the year our focus has been on maintaining our leading product positions, delivering innovation and ensuring that we are the low cost producer. We introduced approximately 43 new product offerings in the period. This is a key element of our plan to maintain our brand leadership. We also made significant improvements in the operating efficiency at our Australian manufacturing site.
Revenues in this segment increased 2.6% to A$513.5 million in fiscal 2005, compared to A$500.6 million in the prior year. Category growth and new product development led to increased revenue in the period. This was offset by competitive pricing and lower volumes in the salted snacks category in our New Zealand business as well as planned rationalisation of low margin product lines.
EBITDA increased to A$117.9 million in fiscal 2005 compared to A$104.6 million in the prior year. The increase was due to increased sales, improved gross margins and reduced expenses.
During the year, we recognised expenses of approximately A$2.2 million for the write-off of inventory and plant and equipment damaged by a fire in a storage facility at our manufacturing facility in Australia. In addition, restructuring costs of approximately A$1.0 million, arising from a plant restructure, were also recognised.
Strategy and future performance
We expect that the Snacks category will continue to grow at a rate greater than the overall food market. While we will continue to seek methods to reduce our cost base, our primary focus will be on working with our major customers to further grow the market including continued investment in new product development. We will also seek to improve the execution of our daily business plan in areas such as supply chain and promotional management.
Baking

	2005	2004
	A$ million	A$ million

Revenue	891.5	871.3
EBITDA*	133.8	116.4
EBIT*	80.3	59.1
Total assets	959.7	978.6

*	Before individually significant items.
Our Baking business is one of the two largest bakers in Australia and New Zealand. It is a leading producer of packaged bread and other baked goods such as rolls, muffins and crumpets. In Australia we market our products under widely recognised brands such as Helga’s, Mighty Soft, Wonder White and Molenberg. In New Zealand we market our products under brands such as Quality Bakers, Vogel’s (under licence) and Molenberg. We also manufacture baking ingredients, sweet and savoury baked products, pies and pastries. These products are sold under brands including Ernest Adams and Irvines. The Baking group is also a major wholesale supplier of bread and bakery ingredients to customers such as hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers. We operate from 20 plants in Australia and 13 in New Zealand.

In general, the market for loaf bread and related baked products is competitive. We have one major competitor and several smaller, regional competitors. We also compete indirectly with local hot bread shops and in-store bakeries. Our Baking customers are similar to those of our Snacks segment, being the major supermarket chains, independents and convenience stores. There is also a significant food service business, supplying hospitals and other institutions.
The Baking market is mature as bread consumption grows with population. The key variables affecting profitability are the price/volume mix, input prices, manufacturing and distribution costs.
Revenues in our Baking business increased 2.3% to A$891.5 million in fiscal 2005, compared to A$871.3 million in the prior year. EBITDA increased 14.9%, primarily as a result of the cost reduction initiatives. The full year benefit of a number of the cost reduction initiatives implemented in fiscal 2004 was realised this year. Some input prices declined during the year, reflecting better terms for the purchase of flour and the positive impact of the relative strengthening of the Australian dollar versus the US dollar. We have also implemented new procedures to better manage our promotional spending.
Strategy and future performance
We will maintain our share, invest in innovation and continue to pursue cost reduction initiatives to lower our cost base. Plant upgrades in Sydney and Melbourne will be completed in the 2006 financial year.
Spreads and Oils

	2005	2004
	A$ million	A$ million

Revenue	921.9	923.9
EBITDA*	162.5	133.8
EBIT*	109.7	83.2
Total assets	978.0	1,006.9

*	Before individually significant items.
This business segment primarily comprises our retail spreads and commercial oils operations, as well as a commercial oils export business. Our retail business includes product categories such as margarines, edible and cooking oils and accompaniments. They are sold under such brands as MeadowLea, Praise, Cornwells and Paul Newman’s Own (under licence). This unit also includes our Australian accompaniments, cake mixes and desserts businesses, including White Wings, as well as our flour milling businesses in New Zealand and our flour, stock feed and chicken businesses in the Pacific Islands.

Our retail products are sold primarily through the major grocery chains and convenience stores. In the Spreads category we have one main direct competitor though we also compete with dairy based products. Our commercial products are sold direct to customers, primarily other food companies, or via distributors. We have one large and numerous small competitors. We also compete with imported products. Our key strengths are the ability to develop new products and the ability to source inputs. During the year we introduced new ultra low fat margarines into the retail market and new lower fat blends for several of our commercial customers.
Our retail and commercial Spreads and Oils operations are located in Australia and New Zealand. These businesses distribute to several countries in the Asia Pacific region. We also export to over 40 different countries. Flour and stock feed is manufactured and sold in Papua New Guinea and New Caledonia, while our chicken operations are located in Fiji.
Revenue in the year decreased by 0.2% to A$921.9 million from A$923.9 million. The decline in revenue is primarily a result of reduced volume as we focussed on profitability as opposed to volume. We also rationalised our product range which led to reduced volumes. However, these initiatives contributed to EBITDA increasing 21.4% to A$162.5 million from A$133.8 million. Cost reduction initiatives also contributed to the increase.
Strategy and future performance
As with our other businesses, we will continue to seek cost reduction initiatives and invest in new product development and productivity. We will also continue to work with our customers to provide healthier food options.

Corporate/Other
The Corporate/Other business category is comprised mainly of the Group’s head office functions. These services are primarily located at the registered office of the parent company in Sydney, Australia. These functions include company secretarial, legal and finance.
Investments for future performance
Capital investments
Following the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business, the Group owns 54 facilities in five countries in the Asia-Pacific region. The existing manufacturing operations are of varying ages and types of construction and are considered to be in generally good condition and suitable for their present use.
The Group’s investment policy is divided into three main categories: 1) health and safety, 2) expansion or profit enhancement and 3) stay in business capital. Spending on health and safety issues is made as required. Spending on profit enhancement initiatives is generally based on the basis of cash payback. Strategic investments may be made where the return is less than would otherwise be required.
Capital expenditures on property, plant and equipment for continuing operations in fiscal 2005 totalled A$47.1 million compared to A$50.5 million in fiscal 2004. In fiscal 2005, the major investments in property, plant and equipment were related to the upgrade of our Baking operations in Sydney, Melbourne and Brisbane, our Snacks plant in Wahgunyah and our Spreads & Oils plants. In fiscal 2006, the Group will complete the bakery plant upgrades in Sydney and Melbourne. We will continue to pursue further initiatives.
Refer also to note 21 to the financial statements for more information on the Group’s capital expenditure commitments at balance date.
Business closure and rationalisation activities
Since acquiring the Goodman Fielder businesses in 2003, significant restructuring and rationalisation activities have been undertaken to improve efficiency and productivity in our businesses. The impact of these initiatives is reflected in the operating performance of the businesses for fiscal 2005. While these activities are now largely complete and the majority of the costs incurred, we will continue to seek further opportunities to improve the Group’s operating performance.
Sales, marketing and advertising
The Group operates in a dynamic market characterised by constant change and innovation. The Group’s active investment in market research and development is a common way in which new customer needs are identified, and products are constantly tested and further developed.
As a supplier of consumer branded food products, we routinely undertake numerous sales and marketing programs designed to support current brands and new product offerings. In fiscal 2005, the Group developed and launched new products in its Snacks, Baking and Spreads & Oils businesses, which operate largely in the retail industry.
The success of these activities in fiscal 2005 has contributed favourably to the operating performance of our Snacks and Baking lines of business.
Review of financial condition
Capital structure
As at June 30, 2005, the Group had net debt (total interest bearing liabilities less cash) of A$626.7 million compared to A$2,634.8 million at June 30, 2004. Details of the Group’s interest bearing liabilities can be found in note 14 to the financial statements. The debt primarily consists of US$ senior and senior subordinated notes and New Zealand subordinated capital notes. These facilities are medium to long-term in duration. Other than certain working capital facilities, there are no scheduled repayments of indebtedness until December 2008. However, depending on the underlying prevailing market conditions, the Group may consider an on-market buy back of its US dollar denominated indebtedness.
Treasury policy
The Group is exposed to market risks including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, the Group takes advantage of natural offsets to the extent possible. For example, where possible and as appropriate, the Group borrows in the same countries and currencies in which the Group’s assets are located and cash flows are generated. In appropriate circumstances and where the Group is unable to naturally offset its exposure to these risks, the Group enters into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement to the underlying value of the asset, liability or cash flow being hedged. The Group enters into these transactions only in accordance with internal policies approved by the Board.
For more information on the Group’s key financial risks and details on the nature of the financial instruments it uses to manage these risks, refer to note 31 of the financial statements.

Cash flow, liquidity and funding
The Group’s cash requirements in the past generally have been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.
We believe that our existing cash resources and the anticipated cash flows from operations will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent is subject to general economic, financial, competitive and other factors that are beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may undertake. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.
Net cash provided by operating activities for fiscal 2005 was A$177.5 million compared to A$175.1 million in the prior year. Cash generated by the continuing businesses increased significantly in the year, primarily reflecting the increased earnings. Interest paid decreased as a result of the repayment of our senior secured borrowings in October 2004. These increases were largely offset by the loss of cash flow from the businesses disposed of during the year.
Net cash provided by investing activities for the current year was a net inflow of A$1,774.4 million compared with net cash used of A$14.5 million for fiscal 2004. This increase is primarily due to the cash proceeds from the business sales during the period.
Net cash used in financing activities for fiscal 2005 was A$1,591.7 million compared to A$165.6 million for fiscal 2004. This was due to the repayment of our senior secured financing facilities. Debt repayments in the period totalled A$1,574.9 million.
Shareholder returns
During the year the Company paid dividends of 2.25 cents per share on its converting preference shares (CP Shares). Dividends paid totalled A$17.9 million. The CP Shares convert into ordinary shares of the Company (subject to certain conditions) in August 2006.
During the year, the price per ordinary share traded between a low of A$0.65 and a high of A$1.04. On June 30, 2005 the price was A$0.91, compared to A$0.68 at June 30, 2004.
Corporate governance
The Group has in place a comprehensive set of corporate governance policies and procedures. Please refer to the Directors’ Report for additional comments.

Impact of legislation and other external requirements
Australian equivalents to International Financial Reporting Standards (AIFRS)
Beginning July 1, 2005 the consolidated group is required to comply with Australian equivalents to international financial reporting standards as issued by the Australian Accounting Standards Board. The nature and expected impact of the resulting changes in accounting policies are disclosed and discussed in note 32 of the financial report.
Sarbanes — Oxley Act 2002
The Company is registered with the Securities and Exchange Commission (SEC) in the United States of America. As a result, the Group is required to comply with relevant sections of the Sarbanes-Oxley Act of 2002 (the Act). A separate annual report which complies with US Securities laws applicable to the Company will be filed with the SEC prior to December 31, 2005. Amongst other requirements, the Act requires the Chief Executive Officer and the Chief Financial Officer to evaluate and report on the design and operating effectiveness of the Company’s internal control over financial reporting on an annual basis. As the Group is classed as a foreign private issuer by the SEC, it will be required to comply with this section of the Act for the first time in the financial year ending June 30, 2007. The Group has established a project plan and organised internal and external resources to ensure we comply with the requirements of the Act. As at June 30, 2005 we believe that the project is progressing well and the Group will be able to comply with the Act as each of its various obligations fall due.
Other
There were no other significant changes in environmental or other legislative requirements during the year that have significantly impacted on the results or operations of the consolidated entity.

Graeme Hart	Thomas Degnan
Chairman	Managing Director
& Chief Executive Officer
August 25, 2005

DIRECTORS’ REPORT
Your Directors present their report together with the financial report of Burns, Philp & Company Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities (the Group), for the year ended June 30, 2005 and the audit report thereon.
DIRECTORS
The names and details of the Directors of the Company in office during the financial year and until the date of this report are as follows:

Name, Qualifications and Position	Age	Experience and Special Responsibilities
Graeme Hart MBA Chairman Non-executive Director	50	Director since September 22, 1997 and Chairman since September 9, 2004. Member of the Nomination Committee and the Remuneration Committee. Mr Hart is the Managing Director and owner of Rank Group Limited, a private investment company, which indirectly is the Company’s largest shareholder. Mr Hart is also a director of and, through Rank Group Limited, owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Mr Hart was previously Chairman of Whitcoulls Group Limited, a New Zealand publicly listed stationery and book retail group operating in Australia and New Zealand.

Thomas Degnan BA Managing Director and Chief Executive Officer	57	Director and Chief Executive Officer since September 1, 1997 and Managing Director since September 3, 1997. Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer. Mr Degnan is also a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows BA, LLB, ASIA Independent non-executive Director Lead independent Director	61	Director since October 21, 1991 and lead independent Director since September 9, 2004. Chairman of the Audit & Risk Committee, the Nomination Committee and the Remuneration Committee. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of what is now the Australian Securities & Investments Commission. Mr Burrows is currently Joint Deputy Chairman of Brambles Industries Limited, Managing Director of Lazard LLC, London, Chairman of Lazard Australia Pty Limited, Director of John Fairfax Holdings Limited and is an Associate Member of the Securities Institute of Australia.

		Mr Burrows has been a director of the following listed companies for the following periods:

Company name	Period of directorship
Brambles Industries Limited	April 1987 to present
John Fairfax Holdings Limited	January 1996 to present

Fred Smith Cert Mech E, Bcomm Independent non-executive Director	73	Director since March 3, 1993. Member of the Audit & Risk Committee, the Nomination Committee and the Remuneration Committee. Mr Smith has been a director of public companies in Australia and the UK for the past 30 years. Mr Smith was formerly the Chief Executive Officer of APV plc, a UK based public company, a director of GEA Process Technologies GmbH and Executive Chairman of GEA Process Technologies (Asia Pacific), a director and Deputy Chairman of Australian National Industries Limited, Chairman of Stallion Technologies Pty Limited and Chairman of Sastek Pty Limited.

Bryce Murray CA, BMS Non-executive Director	48	Director since June 6, 2003. Member of the Audit & Risk Committee. Mr Murray has been designated as the Audit & Risk Committee “financial expert” for US securities law purposes. Mr Murray is a senior executive of Rank Group Limited and has been employed by Rank Group Limited since 1996. Mr Murray is also a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited. Mr Murray was previously a partner with Deloitte Touche Tohmatsu. In 1992, he became the Chief Financial Officer of Whitcoulls Group Limited (a New Zealand public company whose major shareholder was Mr Hart).
Messrs Hart, Degnan, Burrows, Smith and Murray have been in office for the whole of the reporting period.
Mr Alan McGregor AO, MA (Hons), LLB, resigned as both Chairman and independent non-executive Director on August 11, 2004.
COMPANY SECRETARY
Ms Helen Golding, BEc, LLM (Syd), was appointed to the position of Company Secretary and Group Legal Counsel on April 6, 1998. Prior to her appointment she held various roles in the Company’s legal department. Prior to joining the Company, Ms Golding was a Senior Associate at a Sydney based law firm.
DIRECTORS’ MEETINGS
The number of Directors’ meetings (including meetings of Committees of the Board) attended by each of the Directors of the Company during the financial year are:

			Audit & Risk		Remuneration		Nomination
			Committee		Committee		Committee
	Directors’ Meetings (b)		Meetings		Meetings		Meetings
	No. held	No.	No. held	No.	No. held	No.	No. held	No.
	(a)	attended	(a)	attended	(a)	attended	(a)	attended
G R Hart	8	8	—	—	4	4	3	3
T J Degnan	8	8	—	—	—	—	—	—
M D I Burrows	8	8	6	6	4	4	3	3
F W Smith	8	8	6	6	4	4	3	3
B M Murray	8	8	6	6	—	—	—	—
A G McGregor	1	1	—	—	—	—	—	—

(a)	Reflects the maximum number of meetings each Director was eligible to attend.

(b)	In addition to the meetings held, written resolutions of the Board were passed on July 22, 2004, September 27, 2004, October 5, 2004, December 3, 2004 and June 3, 2005.

PRINCIPAL ACTIVITIES
The principal activities of the Group during the financial year were the manufacture, marketing and distribution of food ingredients and consumer branded food, beverage and related products, including packaged bread and other baked goods, snack foods, breakfast cereals, edible oils and meal components. Prior to the disposal of the Yeast and Bakery Ingredients group and the Herbs and Spices business, the Group was also involved in the manufacture, marketing and distribution of yeast, bakery ingredients and herbs and spices.
STATE OF AFFAIRS
The following significant changes in the state of affairs of the Group occurred during the financial year under review.
In September 2004 the Group sold its Yeast and Bakery Ingredients group and its Herbs and Spices business to Associated British Foods plc, resulting in an after tax gain of approximately A$736.6 million. In October 2004, Burns Philp repaid all amounts outstanding under its senior secured loan facilities. Burns Philp’s indebtedness as of June 30, 2005 is set out in note 14 of the financial report.
Other than as set out above there were no significant changes in the state of affairs of the Group during the financial year under review.
CONSOLIDATED RESULT
The net consolidated result attributable to members of the Company for the financial year was a profit of A$861.9 million (2004: profit of A$110.9 million).
OPERATING AND FINANCIAL REVIEW
The review of operations, business strategies and prospects and financial position are set out in the Chairman and Managing Director’s Operating and Financial Review on pages 2 to 9 in this Annual Report.
EVENTS SUBSEQUENT TO BALANCE DATE
No matter or circumstance has arisen since the end of the reporting period that has significantly affected, or may significantly affect, the Group’s operations, the results of those operations, or its state of affairs in future financial years.
LIKELY DEVELOPMENTS
Likely developments in the Group’s operations in future financial years and the expected results of those operations are reported, as appropriate, in the Chairman and Managing Director’s Operating and Financial Review on pages 2 to 9 in this Annual Report.
DIVIDENDS
There have been no dividends paid, declared or recommended since the end of the previous financial year in respect of the ordinary shares. The converting preference shares (CP Shares) are entitled to receive, where there are profits available for payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30 per CP Share. Dividends are paid quarterly.
Since the end of the previous financial year the following interim dividends were paid to holders of the CP Shares:

Payment Date	Total Dividend (unfranked)	Amount per CP Share (cents)
	A$
September 30, 2004	4,521,466	0.5671
December 31, 2004	4,521,466	0.5671
March 31, 2005	4,423,399	0.5548
June 30, 2005	4,472,820	0.5610

OPTIONS OVER UNISSUED SHARES OR INTERESTS
There were no options for ordinary shares on issue during the current financial year, and none were on issue as at the date of this report.
No employee options were on issue as at the date of this report.
DIRECTORS’ HOLDINGS OF ORDINARY SHARES AND CP SHARES
The number of ordinary shares and CP Shares in which each Director has a relevant interest as at the date of this report and which have been notified by the Directors to the Australian Stock Exchange (ASX) in accordance with Section 205G(1) of the Corporations Act 2001 is as follows:

	Ordinary Shares	CP Shares

G R Hart	1,091,671,101	537,644,211
T J Degnan	3,391,050	619,122
M D I Burrows	5,843	—
F W Smith	13,723	5,779
B M Murray	—	—
CORPORATE GOVERNANCE STATEMENT
This statement outlines the Company’s main corporate governance practices in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations (Best Practice Recommendations) unless otherwise stated.
The Company is registered under the United States Securities Exchange Act, 1934 and is required to comply with relevant sections of the US Sarbanes-Oxley Act of 2002 and certain Securities and Exchange Commission (SEC) regulations affecting governance, disclosure and accountability standards.
The Board continues to review its corporate governance practices in light of both Australian and international requirements. Details of the corporate governance practices of the Company are available in the corporate governance section on its website.
Board of Directors
The Board is responsible for the overall corporate governance of the Group and for determining its strategic direction. This includes the setting of goals, monitoring performance and ensuring the Group’s internal control and reporting procedures are adequate and effective.
A summary of the Board’s charter follows. The charter is available on the Company’s website.
The role and responsibilities of the Board
The role and responsibilities of the Board are formally set out in its charter. The Board charter specifies the functions reserved for the Board and those delegated to management.
In addition to matters it is expressly required by law to approve, the Board’s key responsibilities include input into and final approval of management’s development of the Company’s strategic direction; monitoring senior management’s performance and implementation of strategy; overseeing the Company’s control and accountability systems; approving and monitoring financial and other reports; approving and monitoring capital expenditure; appointing and removing the Chief Executive Officer, the Chief Financial Officer and the Company Secretary; monitoring the achievement of management’s goals; and reviewing and ratifying risk management systems.
The Board has delegated to the Chief Executive Officer and certain senior executives the authority and powers necessary to implement the strategies approved by it and to manage the day-to-day operations and administration of the Company.
Board Processes
To assist in the performance of its responsibilities, the Board has established a number of Board Committees including an Audit & Risk Committee, a Nomination Committee and a Remuneration Committee. These Committees have written charters which are reviewed at least annually.
The full Board holds at least six scheduled meetings a year and holds other meetings as necessary to address any specific matters that may arise. Details of attendances at meetings by Directors in the last financial year are reported on page 11.
The agenda for meetings is prepared in conjunction with the Chairman, Chief Executive Officer and Company Secretary. Standing agenda items include the Managing Director’s review of the business, the finance reports, strategic matters, health, safety and risk management reports, governance and compliance.

Composition of the Board and Independence of its members
Details of Board members, including their skills, experience, qualifications and term in office, are set out on pages 10 and 11. The Board’s approach to assessing independence takes into account criteria established in Australia by the Best Practice Recommendations. The Board has adopted the Best Practice Recommendation’s test for independence as a director. The materiality thresholds are assessed by the Board on a case-by-case basis, taking into account the relevant Director’s specific circumstances, rather than referring to a general materiality threshold.
In accordance with the independence definition adopted by the Board, the independent non-executive Directors during the full financial year ended June 30, 2005 were Mr Mark Burrows and Mr Fred Smith. Mr Alan McGregor was an independent non-executive Director and Chairman until his resignation on August 11, 2004.
The Board has considered whether or not Mr Burrows’ and Mr Smith’s tenure on the Board (14 years and 12 years respectively) has materially interfered with their ability to act in the best interests of the Company. The Board does not consider that to be the case. Messrs Hart, Murray and Degnan are not considered to be independent directors. Mr Hart, the Chairman of the Company, is a substantial shareholder of the Company through his wholly-owned company, Rank Group Limited, Mr Murray is a senior executive of Rank Group Limited and Mr Degnan is an executive of the Company.
The Board did not have a majority of independent Directors during the financial year. It is the Board’s intention that it move to having a majority of independent directors. However, suitable appointees have not yet been identified.
The independence of the Directors is regularly reviewed. In accordance with the Board’s charter, all Directors must declare immediately to the Board any potential or active conflict of interest. In such circumstances that Director will not participate in any decision making. Each Director is entitled to obtain independent professional advice at the expense of the Company, and non-executive Directors meet regularly without management present.
The Board considers that, notwithstanding that all the criteria of independence may not be met for certain of its Directors, each of its Directors does bring independent judgement to bear in his decision-making.
The Board charter also provides that where the Chairman is not independent, then a lead independent Director will be appointed. Mr Burrows, as the Board’s lead independent Director, has the responsibility to assume the role of Chairman when Mr Hart is unable to act in that capacity for any reason (including in circumstances where the Chairman has a conflict of interest).
Retirement and re-election of Directors
The Company’s Constitution requires that each Director (other than the Managing Director) retires every three years. Retiring Directors may offer themselves for re-election by the shareholders. In addition, any Directors appointed during the year by the Board must offer themselves for re-election by the shareholders at the next annual general meeting of the Company. The Board does not impose a pre-determined restriction on the tenure of Directors as it considers that this restriction may result in the loss of vital experience and expertise. The Nomination Committee considers and recommends to the Board candidates for re-election.
Chairman
The Board is authorised by the Company’s Constitution to elect a Chairman. It is Board policy to elect a non-executive Director as Chairman. The Chief Executive Officer of the Company cannot become the Chairman of the Board during his term as Chief Executive Officer or in the future. This is consistent with the Company’s policy to maintain an appropriate division between the roles and responsibilities of the Board and management. The Chairman is responsible for the leadership of the Board, ensuring the Board is effective, setting the agenda of the Board, conducting the Board meetings and conducting the shareholders’ meetings. Mr Alan McGregor, a former independent non-executive Director, was Chairman from April 25, 1997 until his resignation on August 11, 2004. On September 9, 2004 Mr Hart was elected Chairman and Mr Burrows was appointed lead independent Director.
Performance evaluation
The Nomination Committee has the responsibility to arrange performance evaluations of the Board, its Committees and its individual Directors. The Committee arranged such performance evaluations and conducted a review of the Board and its members during August 2005. This was conducted by a mix of self-assessment and peer evaluation.
The Remuneration Committee evaluates the performance of all executives who report directly to the Chief Executive Officer as part of their remuneration review.
A description of the Company’s process for performance evaluation of the Board, its Committees and individual Directors and key executives is available on its website.
Board access to information and independent advice
Any of the Directors may obtain external independent professional advice relating to his or her duties as a Board member, at the Company’s expense and subject to prior consultation with the Chairman or the lead independent Director as appropriate. To the extent required to enable them to carry out their duties, all Directors also have access to the books and records of the Company and may consult management and employees as required.

Company Secretary
The Company Secretary is responsible for ensuring that Board procedures and policies are followed and provides advice to the Board on corporate governance and legislative matters. All Directors have unrestricted access to the advice and services of the Company Secretary.
Board Committees
The Board has three Committees, the memberships of which are set out below.

	Audit & Risk		Remuneration
	Committee	Nomination Committee	Committee
Independent non-executive Directors	Mark Burrows*	Mark Burrows*	Mark Burrows*
	Fred Smith	Fred Smith	Fred Smith
Non-executive directors	Bryce Murray**	Graeme Hart	Graeme Hart
Executive directors	N/A	N/A	N/A

*	Mr Burrows, in addition to being the Chairman of the Audit & Risk Committee, became Chairman of both the Nomination Committee and Remuneration Committee on August 26, 2004.

**	Mr Murray became a member of the Audit & Risk Committee on August 26, 2004 and is the designated financial expert for US Securities law purposes.
Mr McGregor was a member of all three Committees and the Chairman of the Nomination Committee and Remuneration Committee until his resignation on August 11, 2004.
Details of attendances at each meeting in the last financial year are set out on page 11.
To enable each of the Committees to discharge their responsibilities adequately and effectively, each of them has the authority to retain advisers and external legal counsel as appropriate.
Each Committee reports to the Board and provides the Board with copies of its minutes of meetings at the next occasion the Board meets following the approval of the minutes by the relevant Committee.
Nomination Committee
The Nomination Committee has a formal charter, approved by the Board. The Charter is available on the Company’s website.
Composition
Details of the Chairman and members of the Committee are set out in the table above.
The Committee must have at least three non-executive Directors, with a majority being independent. The Board may appoint additional non-executive Directors to the Committee or remove and replace members of the Committee by resolution.
Role
The Nomination Committee is responsible for periodically reviewing and considering the structure of the Board and making recommendations regarding appointments, retirements and terms of office of Directors.
The Nomination Committee is also responsible for assessing the competencies of potential Board candidates; induction procedures for new appointees to the Board; recommending candidates for election or re-election to the Board; recommending terms of appointment, removal and retirement from the Board; reviewing succession plans for the Board; and arranging annual performance evaluations of the Board, its Committees and individual Directors.
A description of the procedure for the selection and appointment of new directors to the Board and the Nomination Committee’s policy for the appointment of Directors are both available on the Company’s website.
Meetings of the Nomination Committee
The Committee meets at least once each year on a formal basis and additionally as circumstances may require.
Details of meetings attended by Committee members in the last financial year are reported on page 11.
Remuneration Committee
The Remuneration Committee has a formal charter approved by the Board. The Charter is available on the Company’s website.

Composition
Details of the Chairman and members of the Committee are set out in the table on page 15.
The Committee must be comprised of at least three Directors, with a majority being independent. The Chair is an independent Director. The Board may appoint additional Directors to the Committee or remove and replace members of the Committee by resolution.
Role
The Remuneration Committee makes recommendations to the Board on the remuneration packages and policies applicable to executive Directors and senior executives of the Group. The Committee also has responsibility for the Company’s recruitment, retention and termination policies for senior management and reviews and approves any equity based plans and other incentive schemes.
Meetings of the Remuneration Committee
The Committee meets once a year on a formal basis and additionally as circumstances may require.
Details of meetings attended by Committee members in the last financial year are reported on page 11.
Remuneration Report
The Company’s remuneration policy and procedures is discussed in its Remuneration Report for the financial year ended June 30, 2005 which is set out on pages 20 to 28.
Audit & Risk Committee
The Audit & Risk Committee has a formal charter approved by the Board. The charter is available on the Company’s website along with information on procedures for the selection and appointment of the external auditor and for the rotation of external audit partners.
Composition
Details of the Chairman and members of the Committee are set out in the table on page 15.
The Committee must have at least three members, all of whom must be non-executive Directors, with a majority being independent. All members must be financially literate. Independent non-executive members must satisfy the independence requirements of the Best Practice Recommendations. One of its members, Mr Bryce Murray, is the designated financial expert in accordance with the requirements of US securities laws. With respect to the independence of the Audit & Risk Committee financial expert, the Board has considered the Corporate Governance Standards of the New York Stock Exchange relating to independence of members of audit committees.
Under the charter a Director may not be both the Chairman of the Audit & Risk Committee and the Chairman of the Board.
Role
The role of the Audit & Risk Committee is to review the Company’s financial reporting, to oversee the independence of the external auditors and to assess the effectiveness and adequacy of the internal control framework. The responsibilities of the Audit & Risk Committee are set out in its charter and include reviewing all financial reports, approving new accounting policies and procedures to ensure compliance with applicable accounting standards (including with respect to Australian equivalents to International Financial Reporting Standards), monitoring procedures to comply with all applicable regulatory requirements and assessing whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence.
All audit and non-audit services provided by the external auditor require pre-approval by the Audit & Risk Committee. The Audit & Risk Committee reviews the performance of the external auditor on an annual basis.
The Audit & Risk Committee reports to the Board on all matters relevant to the Committee’s role and responsibilities.
Meetings of the Audit & Risk Committee
The Committee meets at least four times each year on a formal basis and holds special meetings as necessary.
Meetings are attended by invitation by the other Directors including the Chief Executive Officer, the Company Secretary, the Chief Financial Officer and the external auditor, KPMG.
Details of meetings attended by Committee members in the last financial year are reported on page 11.

External Auditor
The external auditor is responsible for planning and carrying out the audit of the Group’s annual financial reports and reviewing the Group’s half-yearly financial reports.
The external auditor was appointed on November 27, 1984. The lead external audit engagement partner was last rotated in June 2000 and will be rotated next after the financial year ending June 30, 2006.
Information on procedures for the selection and appointment of the external auditor and for the rotation of the lead external audit engagement partner is available on the Company’s website.
The Audit & Risk Committee reviews the appointment and performance of the external auditor and the rotation of the lead engagement partner, provides pre-approval of audit and non-audit services that are to be undertaken by the external auditor and ensures that the external auditor delivers an annual statement to the Company on its independence.
The Audit & Risk Committee meets with the external auditor without management being present at least twice during each financial period. The external auditor is provided with the opportunity, at its request, to meet with the Board of Directors without management being present.
Attendance at the Annual General Meeting
The Company’s external auditor attends the annual general meeting and is available to answer questions from shareholders about the conduct of the audit and the preparation and content of the auditor’s report.
Certification of Financial Reports
Both the Chief Executive Officer and the Chief Financial Officer have stated to the Board in writing that in each of their opinions:
1.	the financial records of the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act;
2.	the financial statements, and the notes to the financial statements for the financial year, comply with the accounting standards; and
3.	the financial statements and notes to the financial statements for the financial year give a true and fair view of the Company’s financial performance, position and cash flows.
The Chief Executive Officer and the Chief Financial Officer have declared in writing to the Board that:
1.	the certification given by each of them regarding the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
2.	the Group’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.
This statement is given annually.
Internal Control Framework
The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place:
Financial monitoring and reporting
The Company has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Board. Management and the Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.
Risk management
The Board has responsibility for reviewing and ratifying systems of risk management and has established a Group risk management policy and procedures.
The Audit & Risk Committee regularly reviews risk management reports and reports to the Board on the status and management of risks.
The Group has implemented review procedures, and allocated management resources, to consider financial, legal, tax, safety, health, environmental and human resources aspects of the Group’s business. These resources work closely with operational management to identify and manage risk across the Group.

The Group evaluates the economic balance between self-retention of risks and risk transfer. The Group has implemented global insurance arrangements for risk transfer with high prudentially rated international insurers. The Group monitors its compliance with its risk management policy and, amongst other risk control measures, develops contingency plans to manage potential business interruptions.
Internal controls
The Board has responsibility for reviewing and ratifying internal compliance and control systems.
The Audit & Risk Committee regularly reviews the effectiveness and adequacy of internal control processes and reports its findings to the Board.
Management assumes the primary responsibility for implementing internal controls and for the internal control environment. In accordance with the Company’s policy each head of a business unit and financial controller reports quarterly to the Chief Executive Officer and the Chief Financial Officer and, on an exceptions basis, to the Audit & Risk Committee, on the operation and effectiveness of key internal controls. Any identified deficiencies in internal controls are followed up and acted upon by regional management.
In addition, the Company maintains an internal audit function to conduct internal audits and reviews of the Group’s operations.
A description of the Company’s risk management policy and internal compliance and control system is available on its website.
Ethical Standards
Code of Ethics and Conduct of Directors, Senior Executives and Officers
The Code of Ethics and Conduct of Directors, Senior Executives and Officers sets out the requirements for all Directors, senior financial officers and senior executives to promote and engage in ethical conduct, maintain confidentiality and comply with all applicable laws and regulations so as to maintain the Group’s integrity and its reputation for fair and reasonable conduct.
The Audit & Risk Committee has sole authority to approve any deviation or waiver from the Code of Ethics and Conduct of Directors, Senior Executives and Officers.
The Code of Ethics and Conduct of Directors, Senior Executives and Officers is in addition to the Corporate Code of Conduct of Employees and is available on the Company’s website.
Corporate Code of Conduct of Employees
The Corporate Code of Conduct of Employees is a set of business values and procedures that provides guidance to all employees with respect to compliance with the law in all of their business dealings and decisions on behalf of the Group. The Corporate Code of Conduct of Employees extends to all people employed by the Group and is designed to encourage ethical and appropriate behaviour in all areas of business.
The Corporate Code of Conduct of Employees encourages employees to raise any matters of concern with the head of their business unit or the Company Secretary/Group Legal Counsel, without fear of retribution.
The Corporate Code of Conduct of Employees is available on the Company’s website.
Dealings in Company Securities
The Company has a policy on dealing in the securities of the Company which is binding on all Directors and employees of the Group. The policy sets out the restrictions on dealing in the securities.
The Company’s policy concerning trading in the Company’s securities is available on the Company’s website.
The time for any Director or employee to buy or sell Company securities is limited to the four (4) week period starting from the:
•	date of the Company’s annual general meeting;

•	release of the quarterly results announcements to the ASX;

•	release of the half yearly results announcement to the ASX;

•	release of the preliminary final results announcement to the ASX; or

•	release of a disclosure document offering equity securities in the Company.
The Company may vary this rule for a particular period by making a general announcement to all employees either before or during the period.

However, if a Director or employee of the Company is in possession of price sensitive information which is not generally available to the public, then he or she must not deal in the Company’s securities at any time.
Directors must obtain the approval of the Chairman (or, in the case of the Chairman, the approval of the Deputy Chairman or, where there is not a Deputy Chairman, the lead independent Director) before they buy, sell or otherwise deal in the securities of the Company. First or second line reports of the Chief Executive Officer must also obtain approval before dealing.
All employees must notify the Company within five business days of a transaction occurring. In accordance with the provisions of the Corporations Act 2001 and the ASX Listing Rules, all Directors must advise the Company, which must advise the ASX within five business days, of any transactions conducted by them in the securities of the Company.
Continuous Disclosure
The Company is committed to ensuring that the market and shareholders are provided with complete and timely information. A summary of the policies and procedures designed to guide compliance with the Company’s continuous disclosure obligations is available on the Company’s website.
The Company has in place a continuous disclosure policy to ensure that all price sensitive information is disclosed to the:
•	ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules;
•	SEC in accordance with its rules and regulations; and
•	New Zealand Stock Exchange Limited (NZX) in accordance with the Companies Act 1993 and the NZX Listing Rules.
The Company Secretary is responsible for overseeing and co-ordinating disclosure of information to the ASX, the SEC and the NZX and, as appropriate, to shareholders.
All information provided to the ASX, the SEC or the NZX is posted on the Company’s website as soon as practical after release to the market.
Communications with Shareholders
The Company is committed to providing all shareholders and stakeholders with accessible and timely information on the Company’s key activities and performance.
The Company’s website includes links to copies of the annual, half-yearly and quarterly reports, the Chairman’s address at the annual general meeting and announcements made to the ASX, the NZX and the SEC. By registering with the Company’s registrar, shareholders can receive email notifications when the Company makes an announcement to the ASX, including the release of financial reports.
Information is also communicated to shareholders through the distribution of the annual reports by post. Shareholders have the opportunity to raise matters at general meetings with the members of the Board and may question the external auditor on the conduct of the audit and the preparation and content of the auditor’s report at the annual general meeting of the Company.
The Company’s Shareholder Communications Strategy is available on the Company’s website.
Corporate Governance Best Practice Code — New Zealand
The Company has a secondary listing on the NZX. The corporate governance rules and principles of the ASX and the Company’s current corporate governance practices do not materially differ from the principles set out in the NZX Corporate Governance Best Practice Code.
ENVIRONMENTAL REGULATION
Introduction
The management of environmental risks and compliance with environmental laws is regarded as a priority issue. The Audit & Risk Committee has responsibility for overseeing the Company’s environmental risk management processes and regularly reviews environmental reports from management. Priority issues are reported to the Board.
All of the Group’s manufacturing operations are subject to the environmental laws of the particular countries and states in which they operate. The Group has corporate and locally based procedures to monitor and manage compliance with existing and new environmental regulations as they come into force. The Company plans and performs activities so that adverse effects on the environment are avoided or kept as low as reasonably practicable.
The Directors are not aware of any material breaches of environmental regulations during the financial year.

Environmental Improvements
During the financial year the Group continued its program of environmental improvement initiatives at its manufacturing locations. Environmental performance has been a key focus over the past 12 months, with major upgrades of internal data collection and performance monitoring procedures in line with stakeholder requirements and expectations.
Additionally, the past 12 months have seen improvements in conservation of natural resources through more efficient water usage and reductions in packaging in line with our commitments under the National Packaging Covenant.
Environmental Performance
There were no prosecutions, fines or penalties issued in connection with any of our manufacturing sites during the financial period.
Based on the results of an extensive review of the sites which included compliance testing, there are no significant environmental matters requiring attention. Management at all sites continues to monitor waste management and the use of natural resources. We continued our involvement with the National Packaging Covenant and the Australian Food and Grocery Council Environment Committee and Litter Working Group during the financial year. Working together with our packaging suppliers, a number of positive outcomes across the packaging chain were realised. This included an increase in the recycled content in packaging across a number of product lines, reductions in packaging dimensions resulting in projected material savings, an increase in consumer labelling on key product lines promoting recycling and a change to transport packaging that resulted in a substantial increase in transport efficiency.
Many of our sites are in areas where residential zoning and demographics have changed significantly over the years. Management continues to work closely with the local communities to endeavour to minimise any adverse environmental impact. By altering the manufacturing process and making other changes, many sites have achieved significant reductions in the generation of odour and noise. An example of this is the major upgrade in odour management at the manufacturing facility at Murarrie in Queensland, which is currently scheduled for completion in the financial period ending June 2006.
Safety Performance
The Group continued to improve its safety performance. At the end of June 2005 lost time injuries, measured on a moving annual total basis, per one million hours were down 12.2% to 6.5 (2004 — 7.4). The significant injury frequency rate, measured on a moving annual total basis, per one million hours worked was down 8.4% to 37.2 (2004 — 40.6). While this performance compares favourably with our peers and the trends are positive we continue to allocate significant resources to support and improve our safety programs.
REMUNERATION REPORT
This report outlines the Board’s policy for determining the nature and amount of remuneration of its Directors, the Company Secretary and senior executives of the Company and of the Group and the relationship between such policy and the Company’s performance.
The adoption of the Remuneration Report will be subject to a non-binding vote of shareholders at the Company’s annual general meeting on November 4, 2005.
Remuneration philosophy
The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives.
To this end, the Company embodies the following principles in its remuneration framework:
•	provide competitive rewards to attract high calibre executives;
•	where it is appropriate to do so, link senior executive rewards to shareholder value by ensuring that appropriate performance hurdles must be achieved before an executive becomes entitled to any bonus payments; and
•	for all senior executives, provide that a significant portion of remuneration is ‘at risk’ upon meeting pre-determined performance benchmarks.
Remuneration Committee
The Remuneration Committee of the Board of Directors of the Company is responsible for recommending to the Board the compensation arrangements for executive Directors (currently the Chief Executive Officer (CEO)) and determining and reviewing the compensation arrangements for all managers who report directly to the CEO. Compensation arrangements for all other executives are determined by the CEO or relevant managers having regard to guidelines determined by the CEO in consultation with the Remuneration Committee.

The primary purpose of the Remuneration Committee is to support and advise the Board by:
•	reviewing and approving the executive remuneration policy to enable the Company to attract and retain executives and directors who will create value for shareholders;
•	ensuring that the executive remuneration policy demonstrates a clear relationship between executive performance and remuneration and, where appropriate, the Company’s performance;
•	fairly and responsibly rewarding executives having regard to the performance of the Group, the performance of the executive and the prevailing remuneration expectations in the market;
•	reviewing the Company’s recruitment, retention and termination policies and procedures for senior management;
•	reviewing and approving the remuneration of direct reports to the Managing Director and, as appropriate, other senior executives;
•	recommending to the Board the terms and conditions of appointment (including remuneration) of the Chief Executive Officer and any other executive Directors; and
•	reviewing and approving any incentive schemes.
Remuneration structure
In accordance with the Best Practice Recommendations, the structure of non-executive Director and executive remuneration is separate and distinct.
Non-executive Director remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain directors of the highest calibre at a reasonable cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed by the Board. The latest determination was at the annual general meeting held on November 5, 2003 when shareholders approved an aggregate remuneration of up to A$900,000 in any one financial year.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed annually. The Board considers advice as to the fees paid to non-executive Directors of comparable companies when undertaking the annual review process. When considered appropriate to do so, it also obtains advice from external consultants.
Each Director is entitled to receive a fee for being a Director of the Company. The non-executive Director fee for the year ended June 30, 2005 was A$100,000. Subject to the pre-existing arrangements regarding Directors’ retirement allowances, this fee is inclusive of any compulsory superannuation contributions and any retirement benefits. No additional fees are payable to non-executive Directors for being a member or chair of a Committee of the Board. Mr Hart and Mr Murray did not receive Directors’ fees for the financial period and do not currently receive fees in their respective positions as Chairman and Director.
There is no proposal to either increase the aggregate fee or to alter the apportionment of the fee between the Directors for the year ended June 30, 2006.
The remuneration of non-executive Directors for the period ended June 30, 2005 is detailed in Table 1 on page 25.
Retirement Allowances
Two of the current Directors of the Company, Mr Burrows and Mr Smith, will be entitled to a retirement allowance when they resign as Directors. Both Mr Burrows and Mr Smith entered into deeds with the Company in 1992 and 1993 which related to their entitlements on ceasing to be a Director of the Company. Pursuant to those deeds, Mr Burrows and Mr Smith would each have been entitled to a retirement allowance calculated at the retirement date, less any accrued benefit including income thereon, to which they may become entitled as a result of superannuation contributions being made by the Company.
The retirement allowance was calculated by multiplying the number of years of service (up to a maximum of 15 years), times 1/15 of 5 times the average emoluments over the last 3 years of service.
On November 10, 2003 the Company entered into a Retirement Allowance Deed with each of the independent non-executive Directors, whereby each of their retirement allowances were frozen as at December 31, 2003 (but allowing for CPI increases from that date until retirement).

Executive remuneration
Objective
The Company aims to reward executives with a level and mix of remuneration having regard to their position and responsibilities within the Company and the Group and so as to:
•	reward executives for Company, business unit and individual performance against targets set by reference to appropriate benchmarks;
•	align the interests of executives with those of shareholders;
•	link rewards with the strategic goals and performance of the Company and Group; and
•	ensure total remuneration is competitive by market standards.
Structure
The Remuneration Committee determines remuneration having regard to market levels of remuneration for comparable executive roles.
The only executive who is engaged under a formal employment contract is the Chief Executive Officer. Details of the contract are provided on page 24. All other executives’ terms of employment are set out in letters of appointment. Employment can be terminated by either the employee or the Company on the giving of a specified period of notice, the length of which varies depending on the employees’ role in the Company. Employees are not entitled to any other payments on termination, other than statutory entitlements or in circumstances of a redundancy.
Remuneration consists of the following key elements:
•	Fixed remuneration; and
•	“At Risk” Remuneration — Short Term Incentive (STI).
The proportion of fixed remuneration and STI remuneration is established for each of the executives who report directly to the Chief Executive Officer (CEO) by the Remuneration Committee. For other executives, remuneration guidelines are set by the CEO. Tables 2 and 3 on page 26 and 27 details the variable component (%) of the most highly remunerated senior managers of the Company and of the Group, respectively.
The Company did not implement any equity-based remuneration during the financial year nor does it intend to do so for the year ended June 30, 2006.
Fixed Remuneration
Objective
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market. Fixed remuneration is determined by assessing an individual’s competency level and experience against the position requirements relative to the business unit/functional alignment and external market conditions.
Fixed remuneration of the CEO and of the executives who report directly to the CEO is reviewed annually by the Remuneration Committee. Guidelines for setting the fixed remuneration of other executives is determined by the Remuneration Committee in consultation with the CEO. A recommendation is presented to the Committee following a review of Group, business unit and individual performance, relevant comparative remuneration in the market and internal, and where appropriate external, advice on policies and practices. The Committee has access to external advice independent of management if it considers it appropriate to seek such advice.
Structure
Executives are given the opportunity to receive a portion of their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.
The fixed remuneration component of the most highly remunerated senior managers of the Company and the Group is detailed in Table 2 on page 26 and Table 3 on page 27, respectively.

Short Term Incentive (STI)
In addition to their base salary, certain executives in the Group may be entitled to receive a specified portion of their base salary by way of a performance-linked cash incentive payment.
Executives without operational accountabilities
For executives who do not have operational accountabilities (such as the Chief Financial Officer and the Company Secretary), entitlement to any bonus payment is measured against the achievement or otherwise of agreed performance objectives. The relevant executive will be entitled to receive part or all of a specified percentage of their base salary if he or she achieves certain agreed upon objectives particular to their area of responsibility, and not linked to the performance of the Company or Group. The specified portion of base salary “at risk” for executives without operational accountabilities would typically be in the range of 10-35% of base salary, depending on seniority.
Executives with operational accountabilities
For managers with operational responsibilities, financial performance criteria are also relevant in determining entitlements. Certain executives whose responsibilities have a direct and significant impact on the performance of a business unit are invited to receive a results-based cash payment designed to reward them for meeting or exceeding their objectives. Senior executives can earn up to an additional 100% of their fixed remuneration if certain “stretch” targets are achieved.
The objective of this incentive program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential incentive available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets set while being reasonable in the circumstances.
Whether incentive payments are made to such executives depends on the extent to which specific operating targets set at the beginning of the financial year are met. The operating targets consist of a number of key performance indicators which vary from manager to manager and may include both financial and non-financial measures of performance. For executives of the continuing businesses, the financial objectives for the financial period to June 30, 2005 have been the achievement of certain specified EBIT targets for the relevant business unit, together with specific business related objectives, including safety performance program. The Company has predetermined benchmarks which must be met in order to trigger any payments under the incentive program.
Discretionary Incentives / Payments
The Remuneration Committee also has the authority to authorise the payment of other incentives in special circumstances. In the financial period to 30 June 2005, certain senior executives who played critical roles in the company achieving its strategic objectives for the year (including the sucessful sale of the Yeast and Bakery Ingredients group and the Herbs and Spices business and the repayment of most of the Group’s debt), were paid additional amounts. These businesses were sold for gross proceeds of US$1.35 billion (A$1.9 billion). In summary, during the period:
1.	the Company entered into agreements with a number of senior executives in the Yeast and Bakery Ingredients Group and in the Herbs and Spices Business, that in consideration for their assistance in the respective sale processes, they would be paid an amount up to an amount equivalent to their fixed remuneration for the year (other than with respect to S Martin and R MacPherson, whose entitlements are set out in the notes to table 3 on page 27.
2.	certain head office executives of the Company were paid ex-gratia bonuses in consideration of the additional work undertaken by them.
The total amount of payments made to executives in connection with the Group’s achievment of its strategic objectives, including the sale of these businesses was approximately A$9.572 million.
Further details of such payments made to the most highly remunerated executives of the Company and the Group is set out in the tables and notes to those tables on pages 25 to 27.
The Board also approved the one-off payment of US$3,890,000 (A$5,029,739) to the Chief Executive Officer, during the financial period. This amount was equivalent to twice his annual base salary, maximum bonus and car allowance. The Board considered it appropriate to pay this amount in consideration of Mr Degnan’s contribution to the successful completion of the sale of the Yeast and Bakery Ingredients and Herbs and Spices Business, and for his contribution to the Company’s financial performance over the recent period.
Group performance
As previously noted, a significant proportion of the CEO’s and certain senior executives remuneration is “at risk” remuneration and is aligned to Group performance. In considering the Company’s performance and benefits for shareholder wealth in implementing and maintaining such incentive programs, the Remuneration Committee has regard to a number of indicators of Company performance, including the Company’s earnings (as measured by EBIT) and market capitalisation.
The graph below shows the performance of the Group (as measured by the Group’s EBIT before individually significant items) for the last five years (including the current period).

During the year, the price per ordinary share traded between a low of A$0.65 and a high of A$1.04. On June 30, 2005, the price was A$0.91, compared to A$0.68 at June 30, 2004.
Other than with respect to the CP Shares, no dividends were paid on the Company’ ordinary shares.
The Remuneration Committee considers that the performance-linked remuneration structure is generating the desired outcome, as evident in the improved performance of EBIT and the increase in the Company’s market capitalisation over the last five years (including during the current period).
Employment contracts
It is the Group’s policy that employment arrangements with senior executives be unlimited in term but capable of termination on notice, the length of which varies having regard to the seniority of the relevant executive. The Company retains the right to terminate these employment arrangements by making a payment in lieu of the relevant notice period. In the event of termination of the employment arrangements in circumstances of redundancy, an additional payment is made having regard to the employees years of service prior to the redundancy.
The CEO, Mr Degnan, has a contract of employment with a Group company, BPC United States Inc. The contract specifies the duties and obligations to be fulfilled by the CEO. The contract of employment is for an unlimited term which is terminable by either the Group or Mr Degnan on 12 months’ notice. The Group may make a payment in lieu of notice equivalent to the aggregate of Mr Degnan’s then applicable base salary, maximum potential bonus and car allowance. Mr Degnan’s maximum potential bonus is currently 50% of his base salary. Mr Degnan has no entitlement to a termination payment in the event of removal for misconduct.
Mr Degnan’s contract of employment was renegotiated in February 2005. In Mr Degnan’s previous contract of employment, he was entitled to a change of controlling shareholder payment in the form of a lump sum payment equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr Hart ceased to be controlling shareholder on a fully diluted basis. In Mr Degnan’s new contract of employment, he has no entitlement to any payment in such circumstances.

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the named Company executives and relevant group executives who receive the highest remuneration are set out in the tables below.
The Company is the holding company of the Burns Philp Group. Other than Mr Degnan (whose remuneration is disclosed with the other directors remuneration in Table 1), only four individuals qualify as “company executives” of the Company for the purposes of the Corporations Act 2001. Details of the nature and amount of each major element of remuneration of these named company executives are set out in Table 2. Each of the most highly remunerated group executives is set out in Table 3.
Comparative information to 2004 has been included if details of the remuneration of the specified director or executive were included in the 2004 Burns Philp Annual Report, in accordance with AASB 1046.
TABLE 1: REMUNERATION OF DIRECTORS FOR THE YEAR ENDED JUNE 30, 2005

														Proportion of
		Primary benefits				Post employment								remuneration
		Salary &	Non	Cash			Retirement		Equity	Other		Non-cash		performance
A$		fees	monetary(1)	STI		Superannuation	benefits		Options(3)	Compensation		benefits(2)	Total	related (%)(15)
Non-executive Directors
G R Hart(14)	2005	—	—	—		—	—		—	—		—	—	—
Chairman, appointed September 9, 2004	2004	—	—	—		—	—		—	—		—	—	—
B M Murray(14)	2005	—	—	—		—	—		—	—		—	—	—
Director	2004	—	—	—		—	—		—	—		—	—	—
F W Smith(14)	2005	100,000	—	—		—	—		—	—		—	100,000	—
Director	2004	80,000	—	—		—	—		—	—		—	80,000	—
M D Burrows(14) Director	2005	91,743	—	—		8,257	—		—	—		—	100,000	—
	2004	78,372	—	—		7,053	—		—	—		—	85,425	—
A G McGregor(14)	2005	31,276	—	—		2,815	505,847	(6)	—	—		—	539,938	—
Former Chairman, retired on August 11, 2004	2004	227,615	—	—		20,485	—		—	—		—	248,100	—
Total remuneration for	2005	223,019	—	—		11,072	505,847		—	—		—	739,938	—
Non-executive Directors	2004	385,987	—	—		27,538	—		—	—		—	413,525	—
Executive Directors
T J Degnan(4) (14)	2005	1,656,287	147,236	828,144	(5)	9,504	—		—	5,029,739	(5)	47,089	7,717,999	30.8
Managing Director (Chief	2004	1,693,002	125,935	846,501		29,804	—		—	—		195,346	2,890,588	29.3
Executive Officer)
Total remuneration for all	2005	1,879,306	147,236	828,144		20,576	505,847		—	5,029,739		47,089	8,457,937
Directors (14)	2004	2,078,989	125,935	846,501		57,342	—		—	—		195,346	3,304,113

TABLE 2: REMUNERATION OF COMPANY EXECUTIVES WHO RECEIVED THE HIGHEST REMUNERATION FOR THE YEAR ENDED JUNE 30, 2005

												Proportion of
		Primary benefits			Post employment							remuneration
		Salary	Non	Cash		Retirement	Equity	Other		Non-cash		performance
A$		& fees	monetary(1)	STI	Superannuation	benefits	Options(3)	Compensation		benefits(2)	Total	related (%)(15)
A P Hugli(4)(13)(14)	2005	485,000	—	169,750	—	—	—	642,500	(7)	199	1,297,449	25.9
Chief Financial Officer	2004	450,000	—	157,500	—	—	—	—		34,615	642,115	24.5
H D Golding(13)(14)	2005	359,594	28,403	150,500	42,002	—	—	570,000	(7)	55,858	1,206,357	23.7
Company Secretary/ Group Legal Counsel	2004	335,597	28,403	140,000	36,000	—	—	—		1,291	541,291	25.9
R Meagher(12)	2005	84,984	—	—	9,428	—	—	350,000	(8)	—	444,412	—
President, China/ East Asia	2004	280,475	—	225,000	70,049	—	—	—		1,079	576,603	39.0
Pacific (Yeast/ Bakery Ingredients)
G Black(12)	2005	62,699	—	—	14,827	—	—	235,000	(9)	—	312,526	—
Vice President, Technology & Development (Yeast/ Bakery Ingredients	2004	201,023	—	47,000	38,523	—	—	—		3,866	290,412	16.2

TABLE 3: REMUNERATION OF GROUP EXECUTIVES WHO RECEIVED THE HIGHEST REMUNERATION FOR THE YEAR ENDED JUNE 30, 2005

												Proportion of
		Primary benefits			Post employment							remuneration
		Salary &	Non	Cash		Retirement	Equity	Other		Non-cash		performance
A$		fees	monetary(1)	STI	Superannuation	benefits	Options(3)	Compensation		benefits(2)	Total	related (%)(15)
S Martin(4) (12)	2005	212,434	—	—	—	—	—	3,907,340	(10)	—	4,119,774	—
President & CEO, Tone Brothers, Inc	2004	846,501	28,605	564,334	10,591	—	—	—		32,558	1,482,589	38.1
R Vela(4)(12)(13)(14)	2005	1,423,265	39,558	990,820	184,759	—	—	—		188,209	2,826,611	35.1
Managing Director, Baking & Commercial Division, Australiasia	2004	600,300	28,958	690,000	89,700	—	—	—		—	1,408,958	49.0
R MacPherson(4) (12)	2005	52,793	—	—	—	—	—	1,530,840	(11)	—	1,583,633	—
Chief Financial Officer, Tone Brothers, Inc	2004
P Hitchcock(13)(14)	2005	368,537	1,463	400,000	30,000	—	—	—		1,001	801,001	49.9
Managing Director, Commercial	2004
G Hardie(13)(14)	2005	406,520	50,020	330,000	11,585	—	—	—		—	798,125	41.3
Managing Director, Baking Australia	2004
A McIver(13)(14)	2005	345,413	1,463	314,000	28,124	—	—	—		—	689,000	45.6
Managing Director, Uncle Tobys	2004
G Erby 13)(14)	2005	299,162	1,463	325,000	24,375	—	—	—		19,018	669,018	48.6
Managing Director, Meadow Lea Foods	2004
Total remuneration	2005	3,687,491	122,370	2,680,070	320,845	—	—	1,212,500		264,285	8,287,561
for specified	2004	4,615,674	368,476	2,749,770	624,358	—	—	—		124,956	8,483,234
executives(14)

(1)	This includes remuneration received in non-monetary form, including car park allowances, housing allowances and other fringe benefits.

(2)	This represents net increase in leave entitlements accrued during the current year.

(3)	No options over unissued shares in the Company were granted to any director or any officer of the Burns Philp Group as part of their remuneration during the period. There are no unvested options held by any director or officer.

(4)	Remuneration is payable in currencies other than Australian dollars and for the purposes of disclosure has been converted to Australian dollars at the prevailing exchange rates.

(5)	On January 25, 2005, the Remuneration Committee approved, and Mr Degnan was paid, a one-off bonus of US$3,890,000 in recognition of his contribution to the Company’s financial performance over the recent period. For the financial period to June 30, 2005, Mr Degnan was entitled to receive a maximum of US$625,000 (50% of his base salary) (bonus entitlement), dependent on his achieving key financial and strategic objectives as determined from time to time by the Chairman. The Board has determined that Mr Degnan will be paid 100% of his bonus entitlement for the period to June 30, 2005.

(6)	On November 10, 2003 the Company entered into a Retirement Allowance Deed with Mr McGregor (the Retirement Allowance Deed). Under clause 2.1 of the Retirement Allowance Deed, upon Mr McGregor ceasing to be a director of Burns Philp he was entitled to receive an amount equal to the lower of:

• the amount that would have been payable under a retirement deed entered into between Mr McGregor and the Company in 1994; and

• $494,637.64, adjusted for CPI from December 31, 2003 to the date of his retirement (this was the lower of the two amounts)

An amount of $505,847 was accordingly paid to Mr McGregor as a retirement benefit following Mr McGregor’s resignation as a director of the Company.

(7)	On January 25, 2005 the Remuneration Committee approved, and Mr Hugli and Ms Golding were each paid, a one-off bonus in recognition for each of their contributions to the Company’s achievement of its strategic objectives over the recent period.

(8)	On July 28, 2004, the Company entered into an agreement with Mr Meagher that, in consideration for Mr Meagher assisting in the sale of the yeast and ingredients business, he would be paid a one-off bonus of up to A$350,000.

(9)	On July 26, 2004, the Company entered into an agreement with Mr Black that, in consideration for Mr Black assisting in the sale of the yeast and ingredients business, he would be paid a one-off bonus of up to A$235,000.

(10)	On March 14, 2004, the Company entered into an agreement with Mr Martin whereby, in consideration for Mr Martin assisting the Company to sell Tone Brothers, Inc, Mr Martin would be entitled to receive: (a) a payment equal to three times his then current annual base salary on completion of the sale; and (b) a redundancy payment of US$1,000,000 if his employment with the Purchaser did not continue after completion of the sale. In accordance with this agreement, Mr Martin was paid US$2,800,000 during the financial period.

(11)	On March 23, 2004 the Company entered into an agreement with Mr MacPherson whereby, in consideration for Mr MacPherson assisting the Company to sell Tone Brothers, Inc. Mr MacPherson would be paid an amount equal to 0.50% of the purchase price plus US$222,000. In accordance with this agreement Mr MacPherson was paid US$1,097,000 during the financial period.

(12)	As at the date of this report the named executives are no longer employed by the Group. Mr Martin and Mr MacPherson ceased to be employees of the Group following completion of the sale of Tone Brothers, Inc on September 3, 2004. Mr Meagher and Mr Black ceased to be employees of the Group following completion of the sale of the Yeast and Bakery Ingredients Group on September 30, 2004. Mr Vela ceased to be an employee of the Group on July 31, 2005.

(13)	Each of the named executives received 100% of the potential bonus for the period July 1, 2004 to June 30, 2005, except for Mr Andrew McIver who received 84% of his potential short term incentive.

(14)	Included as specified directors or specified executives for the purpose of AASB 1046 Directors and Executives Disclosures by Disclosing Entities. Group totals in respect of 2004 do not necessarily equal the sum of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.

(15)	For the purpose of the calculation, the performance related percentage excludes discretionary bonuses paid during the year.

INDEMNIFICATION AND INSURANCE OF OFFICERS
Company’s Constitution
The Company’s Constitution permits the Directors to authorise the Company to indemnify certain officers of the Company or any of its related body corporates, to the extent permitted by law, for liability incurred as an officer provided that:
•	the liability is not owed to the Company or a related body corporate; or
•	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and
•	the liability does not arise out of conduct involving a lack of good faith.
The Company’s Constitution also permits the Directors to authorise the Company to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.
Indemnities
1.	By a Deed Poll dated November 5, 2001 the Company agreed to indemnify the then current Directors, Secretaries and Chief Financial Officer of the Company in the circumstances authorised by the Company’s Constitution. The Company has also agreed to indemnify Mr BM Murray on the same terms as set out in the Deed Poll dated November 5, 2001, effective from the date of his appointment as a Director, June 6, 2003.

2.	By a Deed Poll dated December 18, 1997 (as amended on November 3, 2000) the Company has agreed to indemnify each director and company secretary (Indemnified Party) from time to time of a subsidiary of the Company against any liability incurred on or after April 15, 1995 and prior to March 13, 2000 to any person (other than a subsidiary or a related body corporate of the Company) as a result of having served as a director, secretary or employee of a subsidiary. The indemnity:
(a)	does not apply to liability arising out of conduct involving lack of good faith, conduct known to be wrongful, or personal matters such as travel to and from work; and

(b)	extends to costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application in relation to such proceedings in which relief is granted under the Corporations Act 2001.
In accordance with amendments made to the Corporations Act 2001, the Deed Poll was amended on November 3, 2000 so that, from March 13, 2000, the Company indemnified each Indemnified Party to the maximum extent provided by law in respect of a liability incurred on or after March 13, 2000 as a result of facts or circumstances relating to the Indemnified Party serving or having served as a director or secretary or employee of any subsidiaries of the Company.
The Company also agreed for a period of 6 years after a person ceases to be a director or secretary of a subsidiary, to maintain directors’ and officers’ liability insurance, if available, on terms that require no materially greater cost to the Company than as at the date of the Deed. The Company agreed to pay premiums in respect of the insurance, except premiums in respect of insurance cover against liability arising out of breach of duty, or other liability in respect of which the Company is prohibited from paying premiums by law.
The Company has not been advised of any claims under any of the above indemnities.
Insurance
During the financial year the Company paid insurance premiums for a directors’ and officers’ liability insurance contract, covering the current and former Directors, secretaries and executive officers of both the Company and its subsidiaries. The insurance contract prohibits disclosure of the amount of the premium and the liabilities covered.
Indemnification of Auditors
The Company did not provide any indemnities to its auditor, KPMG, during the financial period.

NON — AUDIT SERVICES
During the year KPMG, the Company’s auditor, performed certain other services in addition to their statutory duties.
The Board has considered the non-audit services provided during the year by the auditor and, in accordance with written advice provided by resolution of the Audit & Risk Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:
•	all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Risk Committee to ensure they did not impact the integrity and objectivity of the auditor.

•	the non-audit services provided did not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.
A copy of the auditor’s independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page 31 of this Annual Report.
Details of the amounts paid to the auditor of the Company, KPMG, and its related practices, for audit and non-audit services provided during the year are set out in note 3(c) to the consolidated financial statements. In addition, amounts paid to other auditors for the statutory audit have also been disclosed in this note.
ROUNDING OF AMOUNTS
Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated July 10, 1998 and in accordance with that Class Order amounts in the financial report and in this Directors’ Report have been rounded to the nearest tenth of a million dollars, unless otherwise shown.
This report has been made in accordance with a resolution of the Directors of the Company.
Thomas J. Degnan
Managing Director
August 25, 2005

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001
To the Directors of Burns, Philp & Company Limited
I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended June 30, 2005 there has been:
•	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

•	no contraventions of any applicable code of professional conduct in relation to the audit.

Alan Walsh
Partner
Sydney
August 25, 2005

SHAREHOLDER INFORMATION
Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report follows:
Substantial Shareholders
As at August 18, 2005 the following substantial shareholding had been advised to the Company:

Ordinary Shares

Rank Group Ltd (a)	1,091,671,101
(a)	This includes holdings in the names of Millstreet Investments Ltd and Kintron Developments Ltd.
Holders of Each Class of equity security
As at August 18, 2005 the distribution and number of holders of each class of equity security, together with holders holding less than a marketable parcel, were as follows:

	Ordinary Shares	CP Shares
	No. of Holders	No. of Holders

(a) Distribution
1 - 1,000	6,747	3,131
1,001 - 5,000	12,090	2,314
5,001 - 10,000	6,284	715
10,001 - 100,000	7,361	769
100,001 - And over	532	94

(b) Number of holders of each class of equity security	33,014	7,023

(c) Holding less than a marketable parcel	3,447	2,076
These numbers are the number of holders as shown on the relevant register. Beneficial holdings may differ.
Voting rights
The voting rights attaching to the ordinary shares are set out in Article 56 of the Company’s Constitution. In summary, that article provides that every member present or represented shall have one vote on a show of hands and upon a poll shall have one vote for each fully paid ordinary share held.
Holders of CP Shares have the right to attend but no right to vote at members’ meetings.

Twenty largest Ordinary Shareholders at August 18, 2005*

	Number of Ordinary	% of Ordinary
	Shares Held	Shares Held
Kintron Developments Ltd	977,497,474	48.11
J P Morgan Nominees Australia Ltd	142,359,938	7.01
Millstreet Investments Ltd	114,173,627	5.62
ANZ Nominees Ltd	70,908,977	3.49
Westpac Custodian Nominees Ltd	63,092,139	3.11
National Nominees Ltd	44,539,707	2.19
Queensland Investment Corporation	34,662,695	1.71
Citicorp Nominees Pty Ltd	27,011,186	1.33
UBS Private Clients Australia Nominees Pty Ltd	9,080,192	0.45
Tasman Asset Management Ltd	8,845,855	0.44
Government Superannuation Office	8,435,642	0.42
Victorian Workcover Authority	6,231,430	0.31
AMP Life Ltd	6,137,786	0.30
ASB Nominees Ltd	5,400,000	0.27
Health Super Pty Ltd	4,990,608	0.25
Forbar Custodians Ltd	4,468,856	0.22
First NZ Capital Custodians Ltd	4,049,022	0.20
Promina Equities Ltd	3,844,478	0.19
Cogent Nominees Pty Ltd	3,500,108	0.17
Tasman Asset Management Ltd	3,473,216	0.17

Total	1,542,702,936	75.96

Total issued ordinary shares at August 18, 2005	2,031,840,627

*	As shown on the register; beneficial holdings may differ.
At August 18, 2005, the Company had 33,014 ordinary shareholders of which the 20 largest holders held 1,542.7 million of the 2,031.8 million ordinary shares on issue. There are 28,509 ordinary shareholders with registered addresses in Australia, 4,089 in New Zealand and 416 registered elsewhere, mostly in the United Kingdom and the United States of America.

Twenty largest CP Shareholders at August 18, 2005*

	Number of CP	% of CP
	Shares Held	Shares Held
Kintron Developments Ltd	507,615,601	63.67
Westpac Custodian Nominees Ltd	78,309,935	9.82
National Nominees Ltd	49,985,126	6.27
J P Morgan Nominees Australia Ltd	34,623,510	4.34
Millstreet Investments Ltd	30,028,610	3.77
Health Super Pty Ltd	9,458,383	1.19
Government Superannuation Office	4,411,608	0.55
ANZ Nominees Ltd	4,073,602	0.51
Invia Custodian Pty Ltd (Black A/c)	3,850,000	0.48
Victorian Workcover Authority	3,430,138	0.43
Transport Accident Commission	3,210,675	0.40
Queensland Investment Corporation	2,643,280	0.33
ASB Nominees Ltd	2,408,042	0.30
CSFB Fourth Nominees Pty Ltd	2,309,000	0.29
Invia Custodian Pty Ltd (WAM Equity Fund A/c)	2,100,002	0.26
Elise Nominees Pty Ltd	1,560,197	0.20
Aust Executor Trustees NSW Ltd	1,536,704	0.19
John Hawkesby & Joyce Hawkesby & Norman Cahill	1,333,334	0.17
Mr Marcus Koppel Stone	942,367	0.12
Tricom Nominees Pty Ltd	935,715	0.12

Total	744,765,829	93.41

Total issued CP Shares at August 18, 2005	797,294,068

*	As shown on the register; beneficial holdings may differ.
At August 18, 2005, the Company had 7,023 CP shareholders of which the 20 largest holders held 744.8 million of the approximately 797.3 million CP Shares on issue. There are 6,251 CP shareholders with registered addresses in Australia, 738 in New Zealand and 34 registered elsewhere.

Enquiries
Holders of ordinary and CP Shares seeking information on their security holdings should contact the registrar, ASX Perpetual Registrars Limited (ASX Perpetual), Level 8, 580 George Street, Sydney NSW 2000, telephone (02) 8280 7127, international +61 2 8280 7127, facsimile (02) 9287 0303, international +61 2 9287 0303 or email registrars@asxperpetual.com.au.
All enquiries must include your Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Your SRN or HIN is recorded on most documents forwarded to you including your holding statement, CHESS statement and proxy form.
Holders can also visit ASX Perpetual’s website www.asxperpetual.com.au and access a wide variety of holding information, download instruction forms and make some changes online.
The following can be accessed via a security login using your SRN or HIN as well as surname (or company name) and recorded postcode:
•	Check current and previous holding balances

•	Choose preferred annual report delivery option

•	Update address details

•	Update bank details

•	Lodge, or confirm lodgement of, Tax File Number (TFN), Australian Business Number (ABN) or exemption

•	Check transaction and dividend history

•	Enter email addresses

•	Subscribe to email announcements

•	Check share prices and graphs
ASX Perpetual will be changing its name to Link Market Services Limited (Link). Over the coming months you can expect ASX Perpetual branded communications to gradually be replaced by Link branded communications. All current ASX Perpetual website and email addresses, as well as all telephone numbers and postal addresses, will remain in use during a transition period. We are confident that the transition will be seamless and without impact to our shareholders.
Tax File Number Information
The Company is obliged to record tax file number or exemption details provided by Australian resident shareholders. While it is not compulsory to provide your tax file number or exemption details, the Company is obliged to deduct tax at the top marginal income tax rate plus Medicare levy from unfranked dividends paid to shareholders resident in Australia who have not supplied this information. For shareholders who have not provided this information, forms are available upon request from our registrar.
Change of Address
Please advise the registrar in writing if you have a new postal address. Shareholders sponsored by a broker should advise their broker of any changes.
American Depositary Receipts
In the United States the Company’s shares are traded on the over-the-counter market in the form of sponsored American Depositary Receipts (ADR). Each ADR represents six Burns Philp ordinary shares. Enquiries about ADRs should be made to the depository, JPMorgan Chase Bank, JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, telephone US Domestic toll free (800) 990 1135, facsimile +1 (718) 575 4082, email adr@jpmorgan.com.
Goodman Finance Limited Capital Notes
Goodman Finance Limited, a wholly-owned subsidiary of the Company incorporated in New Zealand, has issued NZ$212.5 million Capital Notes (New Zealand Capital Notes). Quotation and trading of the New Zealand Capital Notes on the New Zealand Exchange (NZX) commenced on July 1, 2003. Enquiries about the New Zealand Capital Notes should be made to the registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland (Private Bag 92119, Auckland 1020), telephone +64 9 488 8777, facsimile +64 9 488 8787, email enquiry@computershare.co.nz.
Burns Philp Communications
The annual report is the main source of information for shareholders, supplemented by subsequent announcements. All announcements made to the ASX, the NZX and the SEC are available for viewing on the Company’s website, www.burnsphilp.com. You can subscribe via our registrar’s website, www.asxperpetual.com.au, to receive email notification of the Company’s major announcements.
Shareholders not wishing to receive annual reports should advise the share registry in writing or via our registrar’s website.

Five Year Summary

A$ million unless indicated		2005	2004	2003	2002	2001

Statement of Financial Performance
Revenue from sale of goods and rendering of services		2,571.3	3,354.9	1,887.2	1,322.7	1,356.7

EBIT (before individually significant items)		265.4	355.0	227.0	222.0	185.4
Individually significant items		824.8	84.1	112.7	(35.2)	—

Total EBIT		1,090.2	439.1	339.7	186.8	185.4
Net interest expense		(158.0)	(281.8)	(156.8)	(65.9)	(82.8)

Profit from ordinary activities before tax and outside equity interests		932.2	157.3	182.9	120.9	102.6
Income tax (expense) before individually significant income tax items		(20.5)	(40.8)	(13.0)	(19.3)	(12.1)
Individually significant income tax (expense)/benefit items		(46.0)	—	4.4	47.9	—
Outside equity interests		(3.8)	(5.6)	(4.3)	(3.3)	(2.0)

Net profit attributable to Burns, Philp & Company Limited shareholders		861.9	110.9	170.0	146.2	88.5

Statement of Financial Position
Equity attributable to Burns, Philp & Company Limited shareholders		1,691.2	862.5	732.8	460.6	252.7
Net debt		626.7	2,634.8	2,812.1	731.9	1,093.5
Total assets		3,267.3	4,400.8	4,604.1	2,354.5	1,860.8
Total liabilities		1,567.6	3,511.0	3,845.8	1,885.0	1,582.9

Ordinary Share Information
Dividends per share	Cents	Nil	Nil	Nil	Nil	Nil
Number of shares issued	Million	2,031.8	2,031.8	1,780.7	802.7	699.9
Number of shareholders	Thousand	33.0	34.4	29.5	26.7	24.3
Share price	High $	1.04	0.92	0.76	0.74	0.57
	Low $	0.65	0.51	0.43	0.36	0.38
	Last $	0.91	0.68	0.75	0.65	0.46

General
Net assets per share		$0.72	0.31	0.28	0.28	0.36
Net debt to equity
(including outside equity interests)%		36.9	296.1	370.8	152.6	393.5
Basic earnings per share	Cents	41.5	4.6	14.4	17.3	13.6
Diluted earnings per share	Cents	30.5	3.9	6.8	6.3	6.0
EBIT (before individually significant items) to sales	%	10.3	10.6	12.0	16.8	13.7
EBIT (before individually significant items) to total assets	%	8.1	8.1	4.9	9.4	10.0
EBITDA (before individually significant items)		434.3	568.3	335.3	294.5	261.9
Times interest covered *	Times	1.7	1.3	1.4	3.4	2.2
Number of employees	Thousand	8.7	13.0	13.7	3.8	3.8

*	Times interest cover is the number of times EBIT (before individually significant items) covers net interest expense

FINANCIAL REPORT AND INDEPENDENT AUDIT REPORT

STATEMENTS OF FINANCIAL PERFORMANCE
For the year ended June 30

					Burns, Philp &
		Consolidated			Company Limited
A$ million	Note	2005	2004	2003	2005	2004

Revenue from sale of goods	2	2,571.3	3,354.9	1,880.2	—	—
Cost of goods sold		(1,555.1)	(2,076.9)	(1,119.5)	—	—

Gross profit		1,016.2	1,278.0	760.7	—	—
Revenue from rendering of services	2	—	—	7.0	—	—
Other revenues from ordinary activities	2	6.3	36.5	27.5	19.5	179.9
Other revenues from ordinary activities — individually significant items	2,3(b)	1,998.8	141.5	308.7	37.6	—
Share of net profits of associates accounted for using the equity method	9	4.2	12.6	11.1	—	—
Selling, marketing and distribution expenses		(497.4)	(648.9)	(378.4)	—	—
General and administrative expenses:
Individually significant items	3(b)	(1,174.0)	(57.4)	(196.0)	(24.7)	—
Other		(263.9)	(323.2)	(200.9)	(22.4)	(20.1)
Net interest expense:
Borrowing costs	3(a)	(169.0)	(286.9)	(174.8)	(1.7)	(5.9)
Interest revenue	2	11.0	5.1	18.0	44.5	20.4

Profit from ordinary activities before related income tax (expense)	3	932.2	157.3	182.9	52.8	174.3

Income tax (expense) relating to ordinary activities:
Before individually significant income tax items	4	(20.5)	(40.8)	(13.0)	—	—
Individually significant income tax (expense)/benefit items	4	(46.0)	—	4.4	—	—

Total income tax (expense) relating to ordinary activities		(66.5)	(40.8)	(8.6)	—	—

Profit from ordinary activities after related income tax (expense)		865.7	116.5	174.3	52.8	174.3
Profit attributable to outside equity interests	19	(3.8)	(5.6)	(4.3)	—	—

Net profit attributable to Burns, Philp & Company Limited shareholders	18	861.9	110.9	170.0	52.8	174.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations	17(a)	(15.3)	(13.4)	(75.2)	—	—
Net increase in accumulated losses on initial adoption of Revised AASB 1028 Employee Benefits		—	—	(0.3)	—	—

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity		(15.3)	(13.4)	(75.5)	—	—

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	20	846.6	97.5	94.5	52.8	174.3

Earnings/(loss) per share — basic (cents)
Continuing operations	25	3.9	(3.3)	(7.6)
Discontinued operations	25	37.6	7.9	22.0

Basic earnings per share		41.5	4.6	14.4

Earnings/(loss) per share — diluted (cents)
Continuing operations	25	3.5	(1.7)	(2.5)
Discontinued operations	25	27.0	5.6	9.3

Diluted earnings per share		30.5	3.9	6.8

The attached notes form part of these financial statements.

STATEMENTS OF FINANCIAL POSITION
As of June 30

				Burns, Philp &
		Consolidated		Company Limited
A$ million	Note	2005	2004	2005	2004

Current assets
Cash assets	5	492.3	178.5	0.8	32.1
Receivables	6	212.5	332.5	576.4	597.4
Inventories	7	143.7	277.4	—	—
Other assets	8	19.1	35.4	8.0	6.5

Total current assets		867.6	823.8	585.2	636.0

Non-current assets
Receivables	6	3.2	6.0	—	—
Investments accounted for using the equity method	9	8.4	57.3	—	—
Other financial assets	10	—	5.3	255.7	280.4
Property, plant and equipment	11	552.0	1,026.5	0.1	0.1
Intangible assets	12	1,764.3	2,250.0	—	—
Deferred tax assets	4	19.5	69.9	—	4.8
Deferred borrowing costs	8	51.3	115.6	—	—
Other assets	8	1.0	46.4	—	—

Total non-current assets		2,399.7	3,577.0	255.8	285.3

Total assets		3,267.3	4,400.8	841.0	921.3

Current liabilities
Payables	13	237.9	404.4	4.5	113.5
Interest bearing liabilities	14	1.0	171.4	—	—
Current tax liabilities	4	14.5	10.1	—	—
Provisions	15	84.7	149.5	1.3	2.2

Total current liabilities		338.1	735.4	5.8	115.7

Non-current liabilities
Payables	13	21.4	4.7	—	—
Interest bearing liabilities	14	1,118.0	2,641.9	—	—
Deferred tax liabilities	4	6.0	26.5	—	4.8
Provisions	15	84.1	102.5	0.1	0.6

Total non-current liabilities		1,229.5	2,775.6	0.1	5.4

Total liabilities		1,567.6	3,511.0	5.9	121.1

Net assets		1,699.7	889.8	835.1	800.2

Equity
Contributed equity	16	1,114.1	1,114.1	1,114.1	1,114.1
Reserves	17	(18.4)	(247.8)	—	18.2
Retained profits/(accumulated losses)	18	595.5	(3.8)	(279.0)	(332.1)

Equity attributable to Burns, Philp & Company Limited shareholders		1,691.2	862.5	835.1	800.2
Outside equity interests	19	8.5	27.3	—	—

Total equity	20	1,699.7	889.8	835.1	800.2

The attached notes form part of these financial statements.

STATEMENTS OF CASH FLOWS
For the year ended June 30

				Burns, Philp &
		Consolidated		Company Limited
A$ million	2005	2004	2003	2005	2004

Cash flows from operating activities
Cash receipts in the course of operations	2,667.4	3,550.5	1,934.1	3.8	3.5
Cash payments in the course of operations	(2,290.3)	(2,992.3)	(1,572.7)	(23.7)	(25.7)
Interest received	10.5	6.3	17.0	44.5	20.4
Interest and borrowing costs paid	(180.6)	(263.8)	(104.3)	(1.7)	(5.9)
Dividends received from associates	1.4	9.8	12.7	—	—
Income taxes paid	(10.5)	(50.4)	(54.2)	—	(0.1)
Business restructuring costs paid	(20.4)	(85.0)	(31.1)	—	—

Net cash provided by/(used in) operating activities(b)	177.5	175.1	201.5	22.9	(7.8)

Cash flows from investing activities(d)
Payment for property, plant and equipment	(58.9)	(83.7)	(80.2)	(0.1)	(0.1)
Payment for purchase of other financial assets	—	(1.0)	—	—	—
Payment for businesses, net of cash acquired(c)	(0.7)	(38.0)	(2,158.8)	—	—
Equity contributed to a controlled entity	—	—	—	—	(50.0)
Proceeds from disposal of businesses, net of costs and cash disposed of(c)	1,822.9	—	260.8	37.6	—
Proceeds from disposal of property, plant and equipment	3.0	77.7	27.5	—	—
Proceeds from disposal of other financial assets	8.1	0.3	5.2	—	—
Proceeds from recovery of vendor finance loan	—	30.0	—	—	—
Other	—	0.2	(1.2)	—	—

Net cash provided by/(used in) investing activities	1,774.4	(14.5)	(1,946.7)	37.5	(50.1)

Cash flows from financing activities(d)(e)
Proceeds from issue of ordinary shares on exercise of options	—	50.2	195.6	—	50.2
Buy-back of convertible debt bonds	—	—	(181.1)	—	—
Repayment of other borrowings	(1,574.9)	(208.5)	(2,696.4)	—	—
Drawdown of borrowings	3.8	46.0	4,040.4	—	—
Refinancing costs paid	—	(15.2)	(75.4)	—	—
Debt issue costs paid	—	(15.3)	(31.4)	—	—
Net loans (to)/from controlled entities	—	—	—	(73.8)	57.1
Dividends paid — CP Shares	(17.9)	(18.0)	(22.3)	(17.9)	(18.0)
Dividends paid — Goodman Fielder shareholders	—	—	(195.3)	—	—
Dividends paid — outside equity interests	(2.7)	(4.8)	(1.0)	—	—
Other	—	—	0.7	—	—

Net cash (used in)/provided by financing activities	(1,591.7)	(165.6)	1,033.8	(91.7)	89.3

Net increase/(decrease) in cash held	360.2	(5.0)	(711.4)	(31.3)	31.4
Cash at beginning of year	170.1	178.0	922.7	32.1	0.7
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)	(38.0)	(2.9)	(33.3)	—	—

Cash at end of year(a)	492.3	170.1	178.0	0.8	32.1

     The attached notes form part of these financial statements.

STATEMENTS OF CASH FLOWS (CONTINUED)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

(a) Reconciliation of cash
Cash assets (refer to note 5)	492.3	178.5	180.5	0.8	32.1
Bank overdrafts (refer to note 14)	—	(8.4)	(2.5)	—	—

Cash as per statements of cash flows	492.3	170.1	178.0	0.8	32.1

(b) Reconciliation of net cash provided by/(used in) operating activities to profit from ordinary activities after income tax
Profit from ordinary activities after income tax	865.7	116.5	174.3	52.8	174.3
Add/(less):
Depreciation and amortisation	171.2	233.2	131.7	0.1	0.1
Net expense from movements in provisions	19.3	85.3	102.1	0.5	1.7
Slotting allowances refunded/(paid)	3.6	(14.2)	(10.5)	—	—
Share of net profits of associates	(4.2)	(12.6)	(11.1)	—	—
Dividends received from associates	1.4	9.8	12.7	—	—
Dividends received from controlled entities	—	—	—	—	(176.4)
Net profit on disposal of non-current assets and businesses	(785.6)	(29.7)	(62.9)	(37.6)	—
Recoverable amount write-down of investments	—	—	—	24.7	—
Recoverable amount write-down of property, plant and equipment	2.0	—	—	—	—
Net unrealised foreign currency exchange gains	(32.5)	(56.5)	(139.1)	(15.6)	(2.3)
Recovery of vendor finance loan	—	(30.0)	—	—	—
Amortisation and write off of deferred borrowing costs	8.5	24.2	41.4	—	—
Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:
Trade debtors	(33.7)	46.1	47.0	—	—
Inventories	11.6	32.7	18.7	—	—
Trade creditors	(10.3)	(68.6)	(4.5)	—	—
Other creditors — accrued interest payable	(26.0)	(1.1)	61.7	—	—
Provisions	(56.7)	(166.9)	(91.7)	(1.9)	(0.2)
Current and deferred tax provisions	8.0	(9.8)	(38.6)	—	(0.1)
Future income tax benefit	48.0	0.2	(7.0)	—	—
Other assets and liabilities, net	(12.8)	16.5	(22.7)	(0.1)	(4.9)

Net cash provided by/(used in) operating activities	177.5	175.1	201.5	22.9	(7.8)

STATEMENTS OF CASH FLOWS (CONTINUED)

	Consolidated
	2005		2004		2003
A$ million	Acquisitions	Disposals*	Acquisitions	Disposals	Acquisitions	Disposals

(c) Acquisitions and disposals of businesses
Consideration received/(paid) Business disposals
Net proceeds received:
Sale proceeds received	—	1,962.8	—	—	—	266.0
Transaction and other costs paid	—	(53.5)	—	—	—	—

	—	1,909.3	—	—	—	266.0
Transaction and other costs payable	—	(5.7)	—	—	—	(0.5)
Non-cash items:
Deferred borrowing costs written off	—	(57.3)	—	—	—	—
Mark to market loss on cross currency swaps	—	(4.1)	—	—	—	—
Business acquisitions
Cash payment	(0.7)	—	(38.0)	—	(2,164.5)	—
Deposit paid — prior year	—	—	—	—	(20.2)	—
Amount payable	—	—	—	—	(26.0)	—

	(0.7)	1,842.2	(38.0)	—	(2,210.7)	265.5

Fair value of net assets acquired/carrying amount of net assets disposed of:
Investments in associates	—	50.3	—	—	—	—
Property, plant and equipment	(0.3)	426.2	—	—	(731.9)	134.6
Goodwill	—	129.6	(12.0)	—	(1,376.8)	26.9
Identifiable intangible assets	(0.3)	261.9	—	—	(691.2)	9.4
Deferred tax assets	—	5.3	—	—	—	—
Trade debtors	—	136.5	—	—	(288.0)	28.0
Inventories	(0.1)	117.7	—	—	(262.1)	35.4
Cash	—	90.8	—	—	(8.4)	5.2
Other current and non-current assets	—	50.0	—	—	(120.1)	3.1
Trade creditors	—	(70.3)	—	—	259.2	(6.9)
Dividend payable — Goodman Fielder shareholders	—	—	—	—	195.3	—
Other payables	—	(49.6)	(26.0)	—	75.9	(4.1)
Bank overdraft	—	(4.4)	—	—	2.7	—
Other interest bearing liabilities	—	(4.2)	—	—	351.4	—
Current and deferred tax liabilities	—	(23.0)	—	—	55.3	(6.2)
Provisions	—	(40.1)	—	—	318.4	(11.5)

	(0.7)	1,076.7	(38.0)	—	(2,220.3)	213.9
Outside equity interests (disposed of)/acquired	—	(18.7)	—	—	9.6	—
Profit on disposal of businesses before income tax	—	782.6	—	—	—	51.6
Foreign currency exchange gain on net proceeds received **	—	1.6	—		—	—

	(0.7)	1,842.2	(38.0)	—	(2,210.7)	265.5

Inflow/(outflow) of cash:
Cash (payment)/proceeds	(0.7)	1,909.3	(38.0)	—	(2,164.5)	266.0
Net cash (disposed of)/acquired	—	(86.4)	—	—	5.7	(5.2)

	(0.7)	1,822.9	(38.0)	—	(2,158.8)	260.8

*	Refer to note 3(b)(i) and note 24 for further information related to this disposal.

**	This foreign currency exchange gain arises from the difference in exchange rates on the date the proceeds receivable and transaction costs payable were recognised as revenue and expenses and the exchange rate on the date of receipt and payment. This gain is included in the net unrealised foreign currency exchange gain of A$32.5 million disclosed in note 3(b).

(d)	Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the years ended June 30, 2005, 2004 and 2003.

(e)	Financing facilities - refer to note 14(j).

NOTES TO THE FINANCIAL STATEMENTS
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
The significant policies, which have been adopted in the preparation of this financial report, are:
a.	Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Australian Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group). A separate statement of financial performance, statement of financial position and statement of cash flows of the Company are also presented in accordance with the requirements of the Australian Corporations Act 2001. These separate financial statements of the Company present its investments in controlled entities carried at the lower of historical cost or recoverable amount.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

During the year, the Group disposed of its Herbs and Spices business on September 3, 2004 and its Yeast and Bakery Ingredients group on September 30, 2004. The consolidated financial statements include the results of the entities that comprised these businesses up to the dates of disposal. Refer to note 24 for further details.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the immediate future.

In the consolidated financial statements, investments in associates are accounted for using the equity accounting method.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s equity accounted share of the associates’ net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation. Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity’s interest.

c.	Foreign currency

Transactions arising from the sale and purchase of goods denominated in foreign currency are translated to the entity’s local currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date. Foreign currency translation gains and losses arising out of these balances are reflected in the consolidated result.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities which are considered to be self-sustaining are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on net foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment in self-sustaining overseas operations.

Notes to the financial statements (continued)
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
c.	Foreign currency (continued)

Upon disposal of overseas controlled entities, the cumulative foreign currency translation reserve associated with these entities is transferred to retained profits.

The assets and liabilities of foreign operations, including controlled entities, associates and joint ventures, that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are recorded in the consolidated statement of financial performance.

Foreign currency translation gains or losses arising out of unhedged foreign currency borrowings are reflected in the consolidated result. Unrealised foreign exchange movement on cross currency swaps are reported in the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations. To the extent that these financial instruments do not hedge the net investment in a self-sustaining operation, the unrealised movement is recorded in the consolidated statement of financial performance.

d.	Goodwill

Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired.

Goodwill is amortised on a straight line basis over the period of expected benefit, but not exceeding 20 years. In the years ended June 30, 2005, 2004 and 2003, goodwill has been amortised at an annual rate of 5%. The carrying value of goodwill is reviewed regularly (at least annually) by the Directors to ensure it is not in excess of its recoverable amount.

e.	Identifiable intangible assets

Identifiable intangible assets are amortised on a straight line basis over the period of expected benefit, but not exceeding 40 years. In the years ended June 30, 2005, 2004 and 2003, identifiable intangible assets have been amortised at an annual rate of 2.5%. The carrying value of identifiable intangible assets is reviewed regularly (at least annually) by the Directors to ensure it is not in excess of its recoverable amount.

f.	Research and development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting consumer product technologies, is charged against the consolidated result in the year in which it is incurred.

g.	Property, plant and equipment

Depreciation is provided on plant and equipment on a straight line basis at annual rates varying between 3% and 33% (2004 — 3% and 33%; 2003 — 3% and 33%) to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings on a straight line basis at annual rates varying between 2% and 2.5% (2004 — 2% and 2.5%; 2003 — 2% and 2.5%) over their expected economic useful lives of 40 to 50 years. Leasehold properties and improvements are amortised over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2004 — 3% and 5%; 2003 — 3% and 5%) being 20 to 33 years.

All items of property, plant and equipment are carried at the lower of cost, less accumulated depreciation or amortisation, and the recoverable amount.

h.	Leased assets

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

i.	Investments

Associates

Investments in associates are accounted for using the equity accounting method. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other investments

Other investments are carried at the lower of cost and recoverable amount.

Notes to the financial statements (continued)
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
j.	Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present value, except where specifically stated.

k.	Revenue recognition

Revenues are recognised at fair value of the consideration received or receivable net of the amount of goods and services tax and other value-added taxes payable to local taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue.

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal, less transaction costs and other expenses associated with the disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognised by Burns Philp when they are declared by the controlled entities.

Revenue from dividends from other investments is recognised when received.

l.	Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

m.	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Burns Philp is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions). All wholly-owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

In addition to the tax sharing agreements, the tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for current tax liabilities and movements in deferred tax balances arising from external transactions during the year. The tax funding agreement also allows for wholly-owned subsidiaries to be reimbursed by the head entity for the benefit of tax losses assumed by the head entity.

Notes to the financial statements (continued)
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
m.	Taxation (continued)

Under the tax funding agreement, the contributions are calculated on a ‘stand-alone’ basis so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

Withholding tax is provided on overseas earnings when remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

n.	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effects on revenues and expenses of conversion of ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary and dilutive potential ordinary shares.

o.	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realisable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

p.	Prepaid slotting allowances

Prior to the sale of the Herbs and Spices business, costs were incurred (slotting allowances) in connection with contracts for certain herbs and spices products. Time based contracts were amortised over the life of the contract, generally three to five years. Volume based contracts were amortised over the volume of purchases. Prepaid slotting allowances were not recorded in excess of their recoverable amount.

q.	Interest bearing liabilities

Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate. Notes payable are recognised when issued at the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest expense is recognised on an effective yield basis.

r.	Employee entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees’ services provided up to balance date. Provisions are calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date, including related on-costs.

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

Provisions are calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history. Provisions are discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Notes to the financial statements (continued)
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
r.	Employee entitlements (continued)

Superannuation plans

Burns Philp and certain controlled entities contribute to several defined benefit and defined contribution superannuation plans. Contributions are expensed as incurred.

Provisions are recognised to provide for estimated defined benefit plan deficits. The estimated deficits of the plans are determined with reference to the fair value of the respective plan assets and actuarially determined accrued benefits. The actuarial assessment of the accrued benefits takes into account the estimated present value of benefit obligations, employee service periods and investment returns. The discount rates used in determining the present value of accrued benefits, which vary between 4.3% and 6.0%, are based on respective government bond rates.

s.	Statements of cash flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

t.	Converting financial instruments

Converting financial instruments, such as converting preference shares which must convert to ordinary shares, are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in fair value of Burns Philp’s ordinary shares. Related distributions are treated as dividends.

u.	Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the cost of acquisition over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining cost of acquisition is then allocated to goodwill.

v.	Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability most closely matching the expected future payments. The movement in the discount is treated as part of the expense related to the particular provision.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where:
▪	the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition; and

▪	a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.
The provision only relates to costs associated with the acquired entity and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the lease rental payable. The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Notes to the financial statements (continued)
NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
v.	Provisions (continued)

Workers’ compensation

Burns Philp is a licenced self-insurer under the Victorian Accident Compensation Act and, up until April 30, 2004, Goodman Fielder Pty Limited (Goodman Fielder) was a licenced self-insurer under the New South Wales Workers’ Compensation Act. Provisions have been made in respect of all employees in Victoria and New South Wales for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance based on an independent actuarial assessment plus a prudential margin. The actuarial assessment is based on a number of assumptions including those related to the long term nature of certain claims, the frequency and value of claims and a discount rate that is based on Australian Commonwealth Government Bond yields. In compliance with the relevant state schemes, workers’ compensation risk for all Australian employees, other than for the periods of self-insurance outlined above, has been transferred via insurance to third party insurers.

w.	Receivables

Trade debtors

Trade debtors are carried at original invoice amount less any provision for doubtful debts. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors

Amounts receivable, other than trade debtors, from related or other parties are carried at amounts due less any provision for doubtful debts. Interest income, when charged, is recorded on an accrual basis.

x.	Use of estimates

The preparation of the consolidated and Company financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) litigation-related contingencies; 2) self-insured workers’ compensation liabilities; 3) impairment and recoverable amount assessments of goodwill and long-lived assets; 4) preliminary allocation of purchase price to the fair value of assets acquired and liabilities assumed in connection with a business combination; and 5) realisation of deferred income tax assets.

y.	Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined based on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

z.	Repairs and maintenance

Costs associated with repairs and maintenance, where such costs serve to maintain the asset’s operating capacity at its previously assessed standard of performance, are expensed as incurred.

aa.	Comparative figures

Comparative figures have been adjusted to reflect the presentation adopted as at June 30, 2005. During the year ended June 30, 2005, the Group disposed of its Herbs and Spices business and its Yeast and Bakery Ingredients group. Consequently, the current period consolidated financial statements are not directly comparable to prior periods.

bb.	Rounding off

Burns Philp is a company of the kind referred to in ASIC Class Order 98/100 dated July 10, 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

Notes to the financial statements (continued)
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES Operating activities

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

Sale of goods revenue	2,571.3	3,354.9	1,880.2	—	—
Rendering of services revenue	—	—	7.0	—	—

Total revenue from sale of goods and rendering of services	2,571.3	3,354.9	1,887.2	—	—

Interest revenue
From controlled entities	—	—	—	44.2	20.3
From other parties	11.0	5.1	18.0	0.3	0.1

Total interest revenue	11.0	5.1	18.0	44.5	20.4

Other revenues from operating activities
Dividends received from controlled entities	—	—	—	—	176.4
Proceeds from disposal of non-current assets	3.8	26.2	23.5	—	—
Other	2.5	10.3	4.0	19.5	3.5

Total other revenues from operating activities	6.3	36.5	27.5	19.5	179.9

Outside operating activities
Other revenues – individually significant items
Proceeds from disposal of businesses	1,959.0	—	160.4	37.6	—
Proceeds from disposal of non-current assets	7.3	55.0	9.2	—	—
Net unrealised foreign currency exchange gain	32.5	56.5	139.1	—	—
Proceeds from recovery of vendor finance loan	—	30.0	—	—	—

Total other revenues – individually significant items	1,998.8	141.5	308.7	37.6	—

Total revenue from ordinary activities	4,587.4	3,538.0	2,241.4	101.6	200.3

Notes to the financial statements (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

Net gain on disposal of businesses*	782.6	—	51.6	37.6	—
Net foreign currency exchange gain**	32.4	56.7	138.3	15.6	2.3
Net (loss)/gain on disposal of property, plant and equipment***	(0.3)	29.7	10.4	—	—
Gain on disposal of other financial assets****	3.3	—	0.9	—	—
Recoverable amount write-down of investments in controlled entities*****	—	—	—	(24.7)	—
Recoverable amount write-down of property, plant and equipment	(2.0)	—	—	—	—
Net bad and doubtful debts expense including movements in provision for doubtful debts	(2.9)	(3.0)	(4.4)	—	—
Operating lease rental expense	(28.5)	(34.1)	(12.0)	(0.4)	(0.1)
Research and development costs expensed	(9.8)	(14.2)	(8.7)	—	—

Borrowing costs:
New Zealand capital notes	(19.2)	(18.4)	(1.5)	—	—
Senior notes	(12.6)	(13.6)	(0.6)	—	—
Senior subordinated notes	(79.1)	(91.7)	(75.9)	—	—
Debt bonds	—	—	(1.8)	—	—
Controlled entity	—	—	—	(1.6)	(5.8)
Other parties	(43.7)	(139.0)	(86.2)	(0.1)	(0.1)
Loss on mark to market of ineffective derivatives	(5.9)	—	—	—	—
Deferred borrowing costs amortised	(8.5)	(24.2)	(8.8)	—	—

Total borrowing costs**	(169.0)	(286.9)	(174.8)	(1.7)	(5.9)

Depreciation and amortisation:
Plant and equipment	(74.3)	(104.4)	(67.0)	(0.1)	(0.1)
Freehold properties	(8.6)	(11.9)	(4.7)	—	—
Leasehold properties	(0.8)	(0.8)	(0.4)	—	—
Leasehold improvements	(0.1)	(0.6)	(1.1)	—	—
Goodwill	(67.0)	(72.0)	(21.8)	—	—
Identifiable intangibles	(18.1)	(23.6)	(13.3)	—	—
Prepaid slotting allowances	(2.3)	(19.9)	(23.4)	—	—

Total depreciation and amortisation	(171.2)	(233.2)	(131.7)	(0.1)	(0.1)

*	Included in individually significant items in the respective years (refer to note 3(b)).

**	The consolidated net foreign currency exchange gains of A$32.4 million in the current year (2004 — A$56.7 million; 2003 — A$138.3 million) include net unrealised foreign currency exchange gains on unhedged borrowings of A$32.5 million (2004 — A$56.5 million; 2003 — A$139.1 million), which have been reported as individually significant items (refer to note 3(b)).

Total consolidated borrowing costs do not include these individually significant net unrealised foreign currency exchange gains on unhedged borrowings.

***	The net gain of A$29.7 million in the year ended June 30, 2004 included gains of A$15.2 million on the sale of the Mascot property and A$14.0 million on the sale of a New Zealand property, both of which were reported as individually significant items. The net gain of A$10.4 million in the year ended June 30, 2003 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item in that year (refer to note 3 (b)).

****	The A$3.3 million gain in the current year on the sale of the Group’s investment in Nutrition 21, Inc, has been included in individually significant items (refer to note 3(b)).

*****	Included in individually significant items of the Company in the current year (refer to note 3(b)).

Notes to the financial statements (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)
(b) Individually significant items

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

Included in other revenue from ordinary activities	1,998.8	141.5	308.7	37.6	—
Included in general and administrative expenses from ordinary activities	(1,174.0)	(57.4)	(196.0)	(24.7)	—

Total individually significant items (net)	824.8	84.1	112.7	12.9	—

Consisting of:
(i) Net gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business
Sale proceeds	1,959.0	—	—	37.6	—
Costs associated with the sale	(118.4)	—	—	—	—
Carrying amount of net assets sold	(1,058.0)	—	—	—	—

	782.6	—	—	37.6	—
(ii) Net unrealised foreign currency exchange gain	32.5	56.5	139.1	—	—
(iii) Adjustments to provisions	6.4	—	—	—	—
(iv) Gain on sale of investment in Nutrition 21, Inc
Sale proceeds	7.3	—	—	—	—
Carrying amount of investment	(4.0)	—	—	—	—
(v) Write-down of investments in controlled entities	—	—	—	(24.7)	—
(vi) Business restructuring costs	—	(31.6)	(52.0)	—	—
(vii) Recovery of vendor finance loan	—	30.0	—	—	—
(viii) Gain on sale of Mascot property
Sale proceeds	—	35.0	—	—	—
Carrying amount of property	—	(19.8)	—	—	—
(ix) Gain on sale of New Zealand property
Sale proceeds	—	20.0	—	—	—
Carrying amount of property	—	(6.0)	—	—	—
(x) Gain on sale of Australasian Terminals business
Sale proceeds	—	—	83.5	—	—
Carrying amount of net assets sold	—	—	(42.8)	—	—
(xi) Gain on sale of North American Industrial
Vinegar business Sale proceeds	—	—	76.9	—	—
Carrying amount of net assets sold	—	—	(66.0)	—	—
(xii) Gain on sale of South Yarra property
Sale proceeds	—	—	9.2	—	—
Carrying amount of property	—	—	(2.6)	—	—
(xiii) Deferred borrowing costs written off	—	—	(32.6)	—	—

	824.8	84.1	112.7	12.9	—

Notes to financial statements (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)
(b)	Individually significant items (continued)
(i)	On September 3, 2004, the Group completed the sale of its Herbs and Spices business to Associated British Foods, plc (ABF). On September 30, 2004, the Group completed the sale of its Yeast and Bakery Ingredients group to ABF. Refer to notes 24 and 29 for further details regarding these transactions.

The net gain on sale of these businesses, before tax, recorded in the year ended June 30, 2005 was A$782.6 million. This net gain has been determined after allowing for costs of A$118.4 million associated with the sales. These costs comprised:
▪	A$47.1 million of transaction costs and claims payable, of which A$43.6 million was paid during the year ended June 30, 2005;

▪	A$57.3 million arising from the write-off of deferred borrowing costs related to the senior term loan facilities which were required to be repaid from the net proceeds from the sales; and

▪	accrued costs of A$14.0 million for mark to market losses as at the date of disposal on certain derivative financial instruments which are no longer considered to be effective. These instruments previously hedged the net assets of the businesses sold and our senior term loan facilities. Of these accrued costs, A$9.9 million has been paid to close out certain of these contracts.
In addition to the net gain on sale before tax described above, during the year ended June 30, 2005 the Group recorded A$46.0 million of tax expense. Income tax payable by the Group on the sale of the businesses is expected to be minimal. Refer to note 4 for further details.

The net gain on sale after tax recorded in the year ended June 30, 2005 was A$736.6 million.

As part of this transaction, the Company recognised proceeds and a gain on sale of A$37.6 million from the sale of directly held subsidiaries which were part of the Yeast and Bakery Ingredients group.

(ii)	The Group has significant US dollar denominated borrowings which are not fully hedged. In accordance with accounting policy note 1(c), a net unrealised foreign currency exchange gain of A$32.5 million (2004 — A$56.5 million; 2003 – A$139.1 million) has been included in the consolidated statement of financial performance.

(iii)	In previous years, provisions were recognised for certain liabilities. As a consequence of a change in circumstances during the year ended June 30, 2005, the carrying value of these provisions has been reduced by a net A$6.4 million.

(iv)	During the year ended June 30, 2005, the Group sold its remaining investment in Nutrition 21, Inc, and recognised an A$3.3 million gain on sale.

(v)	During the year ended June 30, 2005, the Company had to write down the carrying amount of certain investments in the former holding companies for the discontinued operations.

(vi)	During the years ended June 30, 2004 and 2003, the Group announced a number of restructuring programs. Redundancy and other costs of A$31.6 million and A$52.0 million arising from these restructuring programs were expensed in the years ended June 30, 2004 and 2003, respectively.

Movements in the components of the various business closure and rationalisation provisions related to each business segment are set out below:

Notes to the financial statements (continued)
(b) Individually significant items (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)

	Property, plant and
	equipment
A$ million	write down	Severance*	Other**	Total

Baking
Provision recorded on acquisition, March 19, 2003	—	5.0	1.6	6.6
Provision made post acquisition	—	25.1	3.7	28.8
Amount utilised post acquisition	—	(9.8)	(2.1)	(11.9)
Foreign currency fluctuations	—	(0.3)	—	(0.3)

Balance at June 30, 2003	—	20.0	3.2	23.2
Adjustment to provision acquired	—	—	30.0	30.0
Provision made during the year	3.3	14.5	3.5	21.3
Amount utilised during the year	(3.3)	(15.8)	(33.7)	(52.8)
Foreign currency fluctuations	—	0.1	0.1	0.2

Balance at June 30, 2004	—	18.8	3.1	21.9
Provision made during year	—	0.7	—	0.7
Amount utilised during the year	—	(14.0)	(0.9)	(14.9)

Balance at June 30, 2005	—	5.5	2.2	7.7

Snacks
Provision recorded on acquisition, March 19, 2003	—	9.6	4.2	13.8
Provision made post acquisition	—	4.6	(0.3)	4.3
Amount utilised post acquisition	—	(6.2)	0.1	(6.1)
Foreign currency fluctuations	—	(0.2)	—	(0.2)

Balance at June 30, 2003	—	7.8	4.0	11.8
Provisions made during year		10.4	1.3	11.7
Amount utilised during the year	—	(17.0)	(5.3)	(22.3)
Foreign currency fluctuations	—	0.1	—	0.1

Balance at June 30, 2004	—	1.3	—	1.3
Provisions made during the year		0.7	—	0.7
Amount utilised during the year	—	(1.1)	—	(1.1)

Balance at June 30, 2005	—	0.9	—	0.9

Spreads & Oils
Provision recorded on acquisition, March 19, 2003	—	16.1	17.4	33.5
Provision made post acquisition	—	13.4	0.8	14.2
Amount utilised post acquisition	—	(14.2)	(12.3)	(26.5)
Foreign currency fluctuations	—	(0.2)	—	(0.2)

Balance at June 30, 2003	—	15.1	5.9	21.0
Provision made during the year	—	(2.3)	0.9	(1.4)
Amount utilised during the year	—	(6.0)	(4.9)	(10.9)

Balance at June 30, 2004	—	6.8	1.9	8.7
Amount utilised during the year	—	(5.2)	(1.8)	(7.0)
Foreign currency fluctuations	—	—	(0.1)	(0.1)

Balance at June 30, 2005	—	1.6	—	1.6

Yeast & Bakery Ingredients
Balance at June 30, 2002	—	—	—	—
Provision made during the year	—	1.2	2.1	3.3
Amount utilised during the year	—	(1.2)	(0.8)	(2.0)
Balance at June 30, 2003	—	—	1.3	1.3
Amount utilised during the year	—	—	(1.2)	(1.2)
Foreign currency fluctuations	—	—	(0.1)	(0.1)

Balance at June 30, 2004 and 2005	—	—	—	—

Notes to the financial statements (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)
(b) Individually significant items (continued)
*	The severance provision at June 30, 2005 for the Baking business relates to 108 employees. Approximately 336 employees were terminated in the current year (2004 — 664; 2003 — 317). At June 30, 2005 the severance provision for the Snacks business relates to 18 employees. Approximately 43 employees in the Snacks business were terminated in the current year (2004 — 221; 2003 — 87). The Spreads & Oils business’ severance provision at June 30, 2005 relates to 26 employees. Approximately 54 employees were terminated in the current year (2004 — 191; 2003 — 193). The Yeast and Bakery Ingredients severance provision related to 207 employees, all of whom were terminated during the year ended June 30, 2003.
**	Other provisions for the Baking business are for potential costs related to site closure and remediation activities. For the Snacks business, other provisions related to product reengineering costs which were paid in fiscal 2003 and 2004. For the Spreads & Oils business, other provisions in 2003 and 2004 related primarily to the reorganisation and closure of manufacturing facilities in certain international operations. For the discontinued operations, other provisions included costs related to the write-off of raw materials and spare parts, estimated site and tank clean up costs and early contract termination penalties. During the years ended June 30, 2004 and 2003, these other provisions were used to offset the cost of scrapping raw materials and spare parts and the costs of environmental clean up.
(vii)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of the Group’s acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan and its fair value was assessed as nil. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter initiated and completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan was recognised as revenue in the year ended June 30, 2004.
(viii)	In June 2004, the Group sold a property at Mascot, Australia, the site of a liquid fats and oils production plant, resulting in a gain on sale of A$15.2 million.
(ix)	In June 2004, the Group sold a property in Auckland, New Zealand, the site of the New Zealand yeast plant, resulting in a gain on sale of A$14.0 million.
(x)	During the year ended June 30, 2003, the Group sold its Terminals business, resulting in a gain of A$40.7 million.
(xi)	During the year ended June 30, 2003, the Group sold its North America Industrial Vinegar business, resulting in a gain of A$10.9 million.
(xii)	During the year ended June 30, 2003, the Group sold its South Yarra property resulting in a gain of A$6.6 million.
(xiii)	During the year ended June 30, 2003, the Group wrote off A$32.6 million of deferred borrowing costs related to financing facilities repaid during that year.

Notes to the financial statements (continued)
NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)
(c) Auditors’ remuneration

				Burns, Philp &
	Consolidated			Company Limited
A$ ’000	2005	2004	2003	2005	2004

Audit services
Auditors of the Company — KPMG
KPMG Australia
Audit and review of financial reports	1,259.3	1,171.8	922.6	150.0	150.0
Audit of special purpose financial reports *	438.6	696.8	—	—	—
Other regulatory audit services	20.0	—	11.0	—	—
Overseas KPMG firms
Audit and review of financial reports	393.0	1,025.3	751.0	—	—
Audit of special purpose financial reports*	878.7	—	—	—	—
Other regulatory audit services	26.2	57.9	58.4	—	—

Total KPMG	3,015.8	2,951.8	1,743.0	150.0	150.0
Other auditors
Audit and review of financial reports	—	28.4	147.7	—	—

Total audit services	3,015.8	2,980.2	1,890.7	150.0	150.0

Other services
Auditors of the Company — KPMG
KPMG Australia
US GAAP assurance services**	504.7	328.7	1,246.8	—	—
Refinancing due diligence***	—	400.0	1,340.6	—	—
Taxation	27.5	—	—	—	—
Other assurance services	107.0	184.3	141.0	29.0	12.0
Overseas KPMG firms
US GAAP assurance services**	78.5	210.2	546.0	—	—
Other assurance services	36.4	140.2	59.2	—	—
Taxation ****	24.3	641.8	436.0	—	—

Total KPMG	778.4	1,905.2	3,769.6	29.0	12.0
Other auditors
Other assurance services	—	—	2.9	—	—
Taxation	—	4.5	5.5	—	—

Total other services	778.4	1,909.7	3,778.0	29.0	12.0

All audit and other services provided by all auditors are pre-approved by the Audit & Risk Committee. As part of this pre-approval process, the Audit & Risk Committee ensures that the services do not have an impact on the auditors’ independence.

*	Includes the audit of special purpose financial reports prepared in conjunction with the business disposals detailed in note 24.

**	The fees for US GAAP assurance services represent amounts paid in relation to opinions provided on US GAAP financial information required by the indentures governing the Group’s US$ senior and senior subordinated notes. The 2005 fees represent the examination of June 30, 2005 US GAAP financial information. The 2004 fees represent the examination of June 30, 2004 US GAAP financial information and work associated with the finalisation of the registration of the debt offerings with the United States Securities and Exchange Commission. The 2003 fees for US GAAP assurance services represent amounts paid in relation to opinions provided on US GAAP financial information as part of issuing the 10.75% senior subordinated notes and the 9.5% senior notes.

***	The 2004 and 2003 fees represent amounts paid for due diligence reports required by the Group’s financiers as a condition of raising additional funding.

****	These fees relate to taxation compliance services provided primarily by KPMG offices in Europe and South America.

Notes to the financial statements (continued)
NOTE 4. INCOME TAX

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

Income tax (expense) relating to ordinary activities

Profit from ordinary activities before tax	932.2	157.3	182.9	52.8	174.3

Prima facie income tax (expense) calculated at 30% on profit from ordinary activities	(279.7)	(47.2)	(54.9)	(15.8)	(52.2)
(Increase)/decrease in income tax (expense) due to:
Differences in overseas tax rates	(25.4)	(8.8)	(8.3)	—	—
Utilisation of tax losses and timing differences not previously recognised*	136.7	17.1	53.3	—	—
Amortisation of intangible assets not deductible for tax	(25.2)	(25.4)	(10.5)	—	—
Share of net profits of associates	1.3	3.8	3.3	—	—
Non-assessable gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business**	122.0	—	—	10.1	—
Non-assessable gain on sale of Australasian Terminals business	—	—	12.5	—	—
Non-assessable write-down of investments	—	—	—	(7.4)	—
Non-assessable intragroup income	—	—	—	13.2	52.9
Proceeds received on recovery of vendor finance loan not taxable	—	9.0	—	—	—
Gain on sale of New Zealand property not taxable	—	4.6	—	—	—
Assessable income on subsidiary ownership restructuring	—	—	(4.6)	—	—
Other permanent adjustments	3.8	6.1	0.6	(0.1)	(0.7)

Income tax (expense) relating to ordinary activities	(66.5)	(40.8)	(8.6)	—	—

Income tax (expense) relating to ordinary activities comprises:
Income tax (expense) before individually significant income tax items	(20.5)	(40.8)	(13.0)	—	—
Individually significant income tax items					—
Income tax (expense) on sale of businesses*	(46.0)	—	—	—	—
Recoupment of United States tax losses and timing differences not previously recognised	—	—	9.0	—	—
Income tax (expense) resulting from a subsidiary ownership restructuring	—	—	(4.6)	—	—

Income tax (expense) relating to ordinary activities	(66.5)	(40.8)	(8.6)	—	—

Income tax (expense) is made up of:
Current income tax (expense)	(12.5)	(35.5)	(12.0)	—	—
Deferred income tax (expense)/benefit	(54.0)	(5.3)	3.4	—	—

	(66.5)	(40.8)	(8.6)	—	—

*	A significant portion of the taxable gain on sale of the Yeast and Bakery Ingredients group and the Herbs and Spices business has been offset by unrecognised tax losses. Income tax payable by the Group on the sale of these businesses is expected to be minimal, due to the existence of recognised and unrecognised tax losses carried forward.

**	Non-assessable gain on sale of these businesses represents the tax effect of the difference between the recorded gain and the taxable gain arising on the sale.

Notes to the financial statements (continued)
NOTE 4. INCOME TAX (CONTINUED)

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current tax liabilities
Provision for current income tax	14.5	10.1	—	—

Deferred tax liabilities
Provision for deferred income tax	6.0	26.5	—	4.8

Comprises the deferred liability at current income tax rates of the following items:
Excess of taxation depreciation over accounting depreciation	5.1	21.2	—	4.8
Unrealised foreign currency exchange gains	72.2	57.5	72.2	55.3
Tax losses carried forward	(71.7)	(55.3)	(71.7)	(55.3)
Other items	0.4	3.1	(0.5)	—

	6.0	26.5	—	4.8

Deferred tax assets
Future income tax benefit	19.5	69.9	—	4.8

Comprises the future tax benefit at current income tax rates of the following items:
Tax losses carried forward	5.7	28.1	—	—
Provisions	9.1	21.8	—	4.8
Interest expense deferred for tax purposes	—	18.6	—	—
Other items	4.7	1.4	—	—

	19.5	69.9	—	4.8

Future income tax benefit not recognised(b)
Tax losses	90.6	245.1	58.1	63.6
Timing differences	62.2	82.4	62.2	27.0

	152.8	327.5	120.3	90.6

(a)	The Group has gross deferred tax assets of A$172.3 million (2004 — A$397.4 million), a valuation allowance of A$152.8 million (2004 — A$327.5 million), net deferred tax assets of A$19.5 million (2004 — A$69.9 million), and deferred tax liabilities of A$6.0 million (2004 - A$26.5 million). The net change in the valuation allowance for the Group for the year ended June 30, 2005 was a decrease of A$174.7 million (2004 — A$31.2 million increase).

(b)	The potential future income tax benefit arising from other tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realised if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realised and continue to comply with the conditions for deductibility imposed by the law.

(c)	The balance of franking credits available for the franking of dividends at June 30, 2005 was A$23.0 million (2004 — A$23.0 million).

Notes to the financial statements (continued)
NOTE 5. CASH ASSETS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Cash at bank and on hand	23.9	87.7	0.8	0.2
Short term deposits	468.4	38.0	—	—
Restricted deposits	—	52.8	—	31.9

Total cash assets	492.3	178.5	0.8	32.1

NOTE 6. RECEIVABLES

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Trade debtors	197.0	311.7	—	—
Provision for doubtful debts(a)	(1.9)	(10.8)	—	—

	195.1	300.9	—	—
Secured receivables	0.1	0.1	0.1	0.1
Other receivables	17.3	31.5	2.9	9.2
Amounts receivable from controlled entities	—	—	573.4	588.1

Total current receivables	212.5	332.5	576.4	597.4

Non-current
Other receivables	3.2	6.0	—	—

(a) Movements in provision for doubtful debts were:
Balance at beginning of year	10.8	10.3	—	—
Foreign currency fluctuations	(0.3)	(0.5)	—	—
Movement due to business disposals	(10.8)	—	—	—
Additions to provision	2.9	2.8	—	—
Bad debts written off against provision	(0.7)	(1.8)	—	—

Balance at end of year	1.9	10.8	—	—

NOTE 7. INVENTORIES

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Raw materials(a)	59.9	118.4	—	—
Provision against raw materials(b)	(1.2)	(2.3)	—	—
Work in progress(a)	11.2	19.2	—	—
Finished goods(a)	76.3	147.2	—	—
Provision against finished goods(b)	(2.5)	(5.1)	—	—

Total inventories	143.7	277.4	—	—

(a) At cost
(b) Movements in provisions for inventory obsolescence were:
Balance at beginning of year	7.4	3.9	—	—
Movement due to business disposals	(3.9)	—	—
Additions to provision	2.6	5.5	—	—
Inventories written off against provision	(2.4)	(2.0)	—	—

Balance at end of year	3.7	7.4	—	—

Notes to the financial statements (continued)
NOTE 8. OTHER ASSETS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Prepayments	12.8	19.9	8.0	3.5
Properties held for sale	6.3	3.3	—	—
Prepaid slotting allowances(a)	—	7.9	—	—
Deferred expenditure	—	4.3	—	3.0

Total current other assets	19.1	35.4	8.0	6.5

Non-current
Deferred expenditure	1.0	5.5	—	—
Prepayments	—	3.7	—	—
Prepaid slotting allowances(a)	—	15.8	—	—
Deferred foreign currency hedge exchange differences and costs	—	21.4	—	—

	1.0	46.4	—	—
Deferred borrowing costs(b)	51.3	115.6	—	—

Total non-current other assets	52.3	162.0	—	—

(a) Cost	—	95.7	—	—
Accumulated amortisation	—	(72.0)	—	—

	—	23.7	—	—

(b) Cost	63.0	147.1	—	—
Accumulated amortisation	(11.7)	(31.5)	—	—

	51.3	115.6	—	—

NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Consolidated
A$ million	2005	2004

Non-current
Associates	8.4	57.3

Details of investments in associates are as follows:

			% Ownership
			Interest
Name	Principal Activities	Balance Date	2005	2004

Fresh Start Bakeries Australia Pty Ltd	Food Manufacture	June 30	50.0	50.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Levaduras Collico SA	Yeast Manufacture	June 30	—	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	—	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	—	50.0
Mauri Products Limited	Yeast Manufacture	September 15	—	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	—	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	—	50.0
Proofex Products Company	Yeast Manufacture	September 16	—	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	—	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	—	49.0
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30	—	30.0

Notes to the financial statements (continued)
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

	Consolidated
A$ million	2005	2004

Results of associates
Share of associates’:
Profit from ordinary activities before income tax expense	5.8	17.5
Income tax expense relating to profit from ordinary activities	(1.6)	(4.9)

Share of net profits of associates accounted for using the equity method	4.2	12.6

Share of post-acquisition retained profits and reserves attributable to associates
Retained profits
Share of associates’ retained profits at beginning of year	3.9	1.1
Share of retained profits of Yeast and Bakery Ingredients group associates at date of disposal	(2.2)	—
Share of associates’ net profits accounted for using the equity method	4.2	12.6
Dividends from associates	(1.4)	(9.8)

Share of associates’ retained profits at end of year	4.5	3.9

Asset revaluation reserve
Share of associates’ asset revaluation reserves at beginning of year	19.0	19.0
Share of asset revaluation reserves of Yeast and Bakery Ingredients group associates at date of disposal	(19.0)	—

Share of associates’ asset revaluation reserves at end of year	—	19.0

Foreign currency translation reserve
Share of associates’ foreign currency translation reserves at beginning of year	(31.3)	(32.0)
Share of (decrement)/ increment in associates’ foreign currency translation reserves	(1.4)	0.7
Share of foreign currency translation reserves of Yeast and Bakery Ingredients group associates at date of disposal	32.7	—

Share of associates’ foreign currency translation reserves at end of year	—	(31.3)

Other reserves
Share of associates’ other reserves at beginning of year	18.9	18.9
Share of other reserves of Yeast and Bakery Ingredients group associates at date of disposal	(18.9)	—

Share of associates’ other reserves at end of year	—	18.9

Movements in carrying amount of investments
Carrying amount of investments in associates at beginning of year	57.3	53.6
Associates disposed of with the Yeast and Bakery Ingredients group	(50.3)	—
Share of net profits of associates	4.2	12.6
Dividends received from associates	(1.4)	(9.8)
Share of (decrement)/increment in associates’ foreign currency translation reserves	(1.4)	0.7
Capital contributed to an associate	—	0.2

Carrying amount of investments in associates at end of year(a)	8.4	57.3

Summary performance and financial position of associates
The consolidated entity’s share of aggregate assets, liabilities and profits of associates are as follows:

Net profit — as reported by associates and equity adjusted(b)	4.2	12.6

Net assets
Current assets	4.2	31.9
Non-current assets	28.1	55.4

Total assets	32.3	87.3

Current liabilities	4.6	18.7
Non-current liabilities	19.3	11.3

Total liabilities	23.9	30.0

Net assets — as reported by associates and equity adjusted(b)	8.4	57.3

(a)	No individual investment in an associate is material in amount.

(b)	There were no adjustments arising from equity accounting.

Notes to the financial statements (continued)
NOTE 10. OTHER FINANCIAL ASSETS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Non-current
Shares in controlled entities(a)	—	—	255.7	280.4
Shares in listed corporation	—	4.0	—	—
Interest bearing deposits	—	1.3	—	—

Total non-current other financial assets	—	5.3	255.7	280.4

(a) Shares in controlled entities:
Cost	—	—	309.6	309.6
Provision for diminution in value	—	—	(53.9)	(29.2)

	—	—	255.7	280.4

NOTE 11. PROPERTY, PLANT AND EQUIPMENT

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Plant and equipment
Cost	438.3	1,012.5	1.1	1.1
Accumulated depreciation	(105.5)	(387.4)	(1.0)	(1.0)

Total plant and equipment	332.8	625.1	0.1	0.1

Freehold properties
Cost	212.2	378.1	—	—
Accumulated depreciation	(9.6)	(18.7)	—	—

Total freehold properties	202.6	359.4	—	—

Leasehold properties
Cost	18.9	29.9	—	—
Accumulated amortisation	(2.3)	(3.4)	—	—

Total leasehold properties	16.6	26.5	—	—

Leasehold improvements
Cost	—	21.1	—	—
Accumulated amortisation	—	(5.6)	—	—

Total leasehold improvements	—	15.5	—	—

Total property, plant and equipment(a)	552.0	1,026.5	0.1	0.1

Notes to the financial statements (continued)
NOTE 11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

(a) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Plant and equipment
Carrying amount at beginning of year	625.1	680.1	0.1	0.1
Foreign currency fluctuations	(3.1)	(0.7)	—	—
Movement due to business acquisitions	0.3	(15.4)	—	—
Movement due to business disposals	(261.1)	—	—	—
Additions	55.0	73.6	0.1	0.1
Disposals	(4.5)	(6.5)	—	—
Depreciation	(74.3)	(104.4)	(0.1)	(0.1)
Recoverable amount write-down	(0.2)	—	—	—
Reclassifications	(4.4)	(1.6)	—	—

Carrying amount at end of year	332.8	625.1	0.1	0.1

Freehold properties
Carrying amount at beginning of year	359.4	396.5	—	—
Foreign currency fluctuations	(1.5)	0.6	—	—
Movement due to business disposals	(140.0)	—	—	—
Additions	1.3	6.9	—	—
Disposals	(1.9)	(29.2)	—	—
Depreciation	(8.6)	(11.9)	—	—
Recoverable amount write-down	(1.8)	—	—	—
Reclassifications	(4.3)	(3.5)	—	—

Carrying amount at end of year	202.6	359.4	—	—

Leasehold properties
Carrying amount at beginning of year	26.5	22.5	—	—
Foreign currency fluctuations	(0.6)	0.4	—	—
Movement due to business disposals	(8.1)	—	—	—
Additions	0.3	3.2	—	—
Disposals	—	(0.8)	—	—
Amortisation	(0.8)	(0.8)	—	—
Reclassifications	(0.7)	2.0	—	—

Carrying amount at end of year	16.6	26.5	—	—

Leasehold improvements
Carrying amount at beginning of year	15.5	15.8	—	—
Foreign currency fluctuations	(0.7)	(0.2)	—	—
Movement due to business acquisitions	—	0.5	—	—
Movement due to business disposals	(17.0)	—	—	—
Additions	2.3	—	—	—
Amortisation	(0.1)	(0.6)	—	—

Carrying amount at end of year	—	15.5	—	—

Notes to the financial statements (continued)
NOTE 12. INTANGIBLE ASSETS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Identifiable intangible assets
Cost	649.7	968.3	—	—
Accumulated amortisation	(37.9)	(69.3)	—	—

Total identifiable intangible assets	611.8	899.0	—	—

Purchased goodwill
Cost (a)	1,300.2	1,457.7	—	—
Accumulated amortisation	(147.7)	(106.7)	—	—

Total purchased goodwill	1,152.5	1,351.0	—	—

Total intangible assets	1,764.3	2,250.0	—	—

(a) Written down to recoverable amount where appropriate.
The net change in total intangible assets during the year ended June 30, 2005 is primarily due to the sale of the Herbs and Spices business and the Yeast and Bakery Ingredients group. Refer to note (c) of the Statements of Cash Flows for further details.
NOTE 13. PAYABLES

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Trade creditors	160.0	244.1	—	—
Other creditors and accruals	77.9	160.3	4.5	9.3
Owing to controlled entities	—	—	—	104.2

Total current payables	237.9	404.4	4.5	113.5

Non-current
Other creditors	1.1	4.7	—	—
Deferred foreign currency hedge exchange differences	2.6	—	—	—
Unrealised loss on ineffective derivative contracts	17.7	—	—	—

Total non-current payables	21.4	4.7	—	—

Notes to the financial statements (continued)
NOTE 14. INTEREST BEARING LIABILITIES

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Secured
Term loan facilities(d)	—	155.8	—	—
Bank overdrafts(e)	—	7.9	—	—
Other indebtedness(e)	0.7	3.5	—	—
Unsecured
Bank overdrafts(e)	—	0.5	—	—
Other indebtedness(e)	0.3	3.7	—	—

Total current interest bearing liabilities(b)(c)	1.0	171.4	—	—

Non-current
Secured
Term loan facilities(d)	—	1,427.7	—	—
Other indebtedness(e)	5.4	3.3	—	—
Unsecured
9.5% senior notes due 2010(h)	130.8	145.2	—	—
10.75% senior subordinated notes due 2011(a)(g)	263.7	291.2	—	—
9.75% senior subordinated notes due 2012(f)	523.2	580.7	—	—
New Zealand subordinated capital notes(i)	194.9	193.8	—	—

Total non-current interest bearing liabilities(b)(c)	1,118.0	2,641.9	—	—

(a) Notes payable	274.7	304.9	—	—
Unamortised discount	(11.0)	(13.7)	—	—

	263.7	291.2	—	—

(b) Interest bearing liabilities by currency:
United States dollars	917.7	1,404.2	—	—
New Zealand dollars	194.9	713.3	—	—
Australian dollars	—	618.9	—	—
Euro	—	34.3	—	—
Canadian dollars	—	29.6	—	—
Others	6.4	13.0	—	—

Total interest bearing liabilities	1,119.0	2,813.3	—	—

Notes to the financial statements (continued)
NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)
(c) Consolidated interest bearing liabilities by maturity at June 30,

					NZ
	Senior	2010	2011	2012	Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total

2005
1 year or less	—	—	—	—	—	—	1.0	—	1.0
1 to 2 years	—	—	—	—	—	—	5.4	—	5.4
3 to 4 years	—	—	—	—	159.3	—	—	—	159.3
5 to 6 years	—	130.8	263.7	—	—	—	—	—	394.5
6 to 10 years	—	—	—	523.2	35.6	—	—	—	558.8

	—	130.8	263.7	523.2	194.9	—	6.4	—	1,119.0

Weighted average interest rate	—	9.50%	10.75%	9.75%	9.79%	—	5.36%		9.94%

					NZ
	Senior	2010	2011	2012	Capital	Bank	Other	Other
	Indebtedness	Notes	Notes	Notes	Notes	Overdrafts	Indebtedness	Indebtedness
A$ million	Floating	Fixed	Fixed	Fixed	Fixed	Floating	Floating	Fixed	Total

2004
1 year or less	155.8	—	—	—	—	8.4	5.0	2.2	171.4
1 to 2 years	189.0	—	—	—	—	—	—	3.3	192.3
2 to 3 years	228.9	—	—	—	—	—	—	—	228.9
3 to 4 years	593.5	—	—	—	—	—	—	—	593.5
4 to 5 years	416.3	—	—	—	158.4	—	—	—	574.7
6 to 10 years	—	145.2	291.2	580.7	35.4	—	—	—	1,052.5

	1,583.5	145.2	291.2	580.7	193.8	8.4	5.0	5.5	2,813.3

Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	9.11%	7.72%	5.53%	8.25%
(d)	The Group’s secured senior loan facilities were repaid during the year ended June 30, 2005 from the proceeds of the sale of the Herbs and Spices business and the Yeast and Bakery Ingredients group. The securities which secured the senior secured loan facilities still remain in place and currently secure other smaller financings. The securities comprise guarantees and securities provided by Burns Philp and certain of its controlled entities in favour of the security trustee.
(e)	There are a number of debt facilities, typically involving small amounts, extended to various companies in the Group. These facilities are either secured by the security arrangements referred to in (d) above, or have the benefit of guarantees and/or securities at the subsidiary company level, or are unsecured.
(f)	On June 21, 2002, a controlled entity of Burns Philp issued US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.
(g)	On February 20, 2003, a controlled entity of Burns Philp issued US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

Notes to the financial statements (continued)
NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)
(h)	On June 16, 2003, a controlled entity of Burns Philp issued US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. The payment of principal and interest and the performance of all other obligations in respect of the 9.5% senior notes due 2010 are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.
(i)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012. The New Zealand Capital Notes were issued in two series, one series of which mature on December 15, 2008 and bear interest at 9.75% and the other series which mature on November 15, 2011 and bear interest at 9.95%.
Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes. Notwithstanding any election made by a noteholder, the issuer may, in its sole discretion, elect to redeem the New Zealand Capital Notes by Burns Philp issuing its ordinary shares using a formula based on (a) the principal amount of, and accrued and unpaid interest on, the subordinated New Zealand Capital Notes and (b) the New Zealand dollar equivalent of 95% of the weighted average sale price of a Burns Philp ordinary share sold on the Australian Stock Exchange during the 10 business days immediately prior to the election date (adjusted to eliminate the effect of any dividend entitlement or similar transaction reflected in the price but to which a noteholder would be entitled).
(j)	Details of the consolidated entity’s committed financing facilities as at June 30, are set out below:

		Consolidated
	2005	Average	2004	Average
	A$ million	Maturity	A$ million	Maturity

Bank overdrafts	14.8	1.0 years	22.5	0.5 years
Bank loan facilities	8.8	2.0 years	1,620.2	3.5 years
Senior notes	130.8	5.4 years	145.2	6.4 years
Senior subordinated notes	786.9	6.7 years	871.9	7.7 years
New Zealand Capital Notes	194.9	4.0 years	193.8	5.0 years

Total committed lines of credit	1,136.2		2,853.6
Add cash	492.3		178.5
Less interest bearing liabilities	(1,119.0)		(2,813.3)

Undrawn lines of credit and cash	509.5		218.8

(k)	Securitisation Program

A controlled entity has entered into a receivables purchase agreement which enables it to securitise selected amounts of its debtors portfolio up to a limit of A$50 million (2004 — A$50 million). At June 30, 2005, A$50 million (2004 — A$50 million) has been securitised and is not included in the consolidated statement of financial position.

Notes to the financial statements (continued)
NOTE 15. PROVISIONS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Current
Employee benefits	38.8	49.8	1.3	1.8
Business closure and rationalisation	10.2	34.3	—	—
Workers’ compensation (a)	5.3	14.6	—	—
Legal claims	25.0	38.6	—	0.4
Other	5.4	12.2	—	—

Total current provisions (b)	84.7	149.5	1.3	2.2

Non-current
Employee benefits	42.6	64.3	0.1	0.6
Workers’ compensation (a)	39.6	33.8	—	—
Other	1.9	4.4	—	—

Total non-current provisions (b)	84.1	102.5	0.1	0.6

(a)	Burns Philp is a licenced self-insurer under the Victorian Accident Compensation Act. Goodman Fielder originally obtained the licence on July 14, 2001. In Victoria, self-insurers are responsible for all claims incurred after September 1, 1985 irrespective of the date their licence commenced.

The self-insurance licence for Goodman Fielder’s New South Wales operations, which was previously held from April 1, 2001, was discontinued on April 30, 2004. Provisions have been maintained in respect of the period of self-insurance in New South Wales from April 1, 2001 until April 30, 2004 as Goodman Fielder retains this liability.

Provisions have been made in respect of all employees in New South Wales and Victoria for all assessed workers’ compensation liabilities incurred and both reported and not reported, for the relevant periods of self-insurance, based on an independent actuarial assessment plus a prudential margin.

In compliance with the relevant state schemes, workers’ compensation risk for all Australian employees other than for the periods of self-insurance outlined above, has been transferred via insurance to third party insurers.

Notes to the financial statements (continued)
NOTE 15. PROVISIONS (CONTINUED)
(b)	Reconciliations of the carrying amount of each class of provision, except for employee benefits, are set out below:

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Business closure and rationalisation — current
Carrying amount at beginning of year	34.3	58.6	—	—
Foreign currency fluctuations	(0.3)	0.6	—	—
Movement due to business acquisitions	—	30.0	—	—
Movement due to business disposals	(2.8)	—	-
Provisions made during the year	1.4	33.4	—	—
Payments made during the year	(20.4)	(85.0)	—	—
Other amounts utilised during the year	(2.0)	(3.3)	—	—

Carrying amount at end of year	10.2	34.3		—

Workers’ compensation — current
Carrying amount at beginning of year	14.6	11.4	—	—
Provisions (reversed)/made during the year	(3.8)	12.3	—	—
Payments made during the year	(5.5)	(9.1)	—	—

Carrying amount at end of year	5.3	14.6	—	—

Legal claims — current
Carrying amount at beginning of year	38.6	44.0	0.4	—
Movement due to business disposals	(0.9)	—	-
Provisions (reversed)/made during the year	(10.3)	(1.2)	—	0.4
Payments made during the year	(2.4)	(4.2)	(0.4)	—

Carrying amount at end of year	25.0	38.6	—	0.4

Other — current
Carrying amount at beginning of year	12.2	27.4	—	—
Foreign currency fluctuations	—	0.3	—	—
Movement due to business acquisitions	—	1.1	—	—
Movements due to business disposals	(0.3)	—	—	—
Provisions (reversed)/made during the year	(0.9)	14.5	—	—
Payments made during the year	(3.0)	(31.1)	—	—
Other amounts utilised during the year	(2.6)	—	—	—

Carrying amount at end of year	5.4	12.2	—	—

Workers’ compensation — non-current
Carrying amount at beginning of year	33.8	34.4	—	—
Provisions made/(reversed) during the year	5.8	(0.6)	—	—

Carrying amount at end of year	39.6	33.8	—	—

Other — non-current
Carrying amount at beginning of year	4.4	10.7	—	—
Movement due to business acquisitions	—	2.2	—	—
Movement due to business disposals	(0.1)	—	—	—
Provisions (reversed) during the year	(2.4)	(8.5)	—	—

Carrying amount at end of year	1.9	4.4	—	—

Notes to the financial statements (continued)
NOTE 16. CONTRIBUTED EQUITY

			Burns, Philp &
			Company
	Consolidated		Limited
A$ million	2005	2004	2005	2004

Issued and paid up share capital
2,031,840,499 (2004 - 2,031,834,572) ordinary shares, fully paid	880.2	880.2	880.2	880.2
797,294,196 (2004 - 797,300,123) converting preference shares, fully paid	233.9	233.9	233.9	233.9

Total contributed equity	1,114.1	1,114.1	1,114.1	1,114.1

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares) and share options (2003 Options) have been as follows:
Ordinary Shares

	Number of shares	A$ million

Ordinary shares at June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options	251,082,230	50.2
Conversion of CP Shares	71,076	—

Ordinary shares at June 30, 2004	2,031,834,572	880.2
Conversion of CP Shares	5,927	—

Ordinary shares at June 30, 2005	2,031,840,499	880.2
Conversion of CP Shares since year end	128	—

Ordinary shares at August 18, 2005	2,031,840,627	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.
In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.
CP Shares

	Number of shares	A$ million

CP Shares at June 30, 2003	797,371,199	233.9
CP Shares converted into ordinary shares	(71,076)	—

CP Shares at June 30, 2004	797,300,123	233.9
CP Shares converted into ordinary shares	(5,927)	—
CP Shares at June 30, 2005	797,294,196	233.9
CP Shares converted into ordinary shares since year end	(128)	—

CP Shares at August 18, 2005	797,294,068	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date, if any cumulative dividend remains undeclared.
Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Notes to the financial statements (continued)
NOTE 16. CONTRIBUTED EQUITY (CONTINUED)
2003 Options

Number of Options

Total number of 2003 Options issued	1,500,000,000
2003 Options exercised up to June 30, 2003	(1,248,428,982)

2003 Options at June 30, 2003	251,571,018
2003 Options exercised prior to expiration date	(251,082,230)
2003 Options lapsed on expiry	(488,788)

2003 Options at June 30, 2004 and 2005	—

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date lapsed.
New Zealand Subordinated Capital Notes
A controlled entity, Goodman Finance Limited, issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes) during the year ended June 30, 2003 which may, upon maturity and at the sole discretion of the issuer, be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the New Zealand Capital Notes (refer to note 14(i) for further details).
Employee Share Plans
Employee share plans - At June 30, 2005 there are loans outstanding from 41 former employees with a value of approximately A$58,400, in respect of 24,405 ordinary shares.
Executive share plan - At June 30, 2005 there are two loans outstanding from current and former executives with a value of approximately A$51,300 in respect of 28,900 ordinary shares.
NOTE 17. RESERVES

			Burns, Philp and
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Capital reserves
Asset revaluation reserve	—	106.4	—	22.0
Other capital reserves	—	8.8	—	0.1

	—	115.2	—	22.1

Revenue reserve
General reserve	—	18.1	—	—
Foreign currency translation reserve	(18.4)	(381.1)	—	(3.9)

Total reserves (a)	(18.4)	(247.8)	—	18.2

Notes to the financial statements (continued)
NOTE 17. RESERVES (CONTINUED)
(a) Movements in reserves since June 30, 2002 have been as follows:

	Consolidated
				Foreign
	Asset	Other		currency
	revaluation	capital	General	translation	Total
A$ million	reserve	reserves	reserve	reserve	reserves

Balance at June 30, 2002	106.4	8.8	18.1	(292.5)	(159.2)
Net foreign exchange translation (loss) transferred directly to reserve:
Controlled entities
Net translation (loss)	—	—	—	(54.7)	(54.7)
Related deferred income tax (expense)	—	—	—	(13.0)	(13.0)
Associates
Net translation (loss)	—	—	—	(7.5)	(7.5)

Balance at June 30, 2003	106.4	8.8	18.1	(367.7)	(234.4)
Net foreign exchange translation (loss)/gain transferred directly to reserve:
Controlled entities
Net translation (loss)	—	—	—	(16.9)	(16.9)
Related deferred income tax benefit	—	—	—	2.8	2.8
Associates
Net translation gain	—	—	—	0.7	0.7

Balance at June 30, 2004	106.4	8.8	18.1	(381.1)	(247.8)
Transferred to retained profits on disposal of businesses	(106.4)	(8.8)	(18.1)	378.0	244.7
Net foreign exchange translation (loss)/gain transferred directly to reserve:
Controlled entities
Net translation (loss)	—	—	—	(14.3)	(14.3)
Related deferred income tax benefit	—	—	—	0.4	0.4
Associates
Net translation (loss)	—	—	—	(1.4)	(1.4)

Balance at June 30, 2005	—	—	—	(18.4)	(18.4)

	Burns, Philp and Company Limited
				Foreign
	Asset	Other		currency
	revaluation	capital	General	translation	Total
A$ million	reserve	reserve	reserve	reserve	reserves

Balance at June 30, 2002, 2003 & 2004	22.0	0.1	—	(3.9)	18.2
Transferred to retained profits on disposal of businesses	(22.0)	(0.1)	—	3.9	(18.2)

Balance at June 30, 2005	—	—	—	—	—

(b) Nature and purpose of reserves
Asset revaluation reserve
The asset revaluation reserve comprised net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets of the Yeast and Bakery Ingredients group and Herbs and Spices business. The reserve balance was transferred to retained profits upon disposal of these businesses.
Foreign currency translation reserve
The foreign currency translation reserve comprises the foreign currency differences arising from the translation of self-sustaining foreign operations and the translation of transactions that hedge the consolidated entity’s net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations, net of related income tax expense/benefit. The cumulative foreign currency translation reserve associated with the Yeast and Bakery Ingredients group and Herbs and Spices business was transferred to retained profits upon disposal of these businesses.
Other capital reserves and general reserve
The amounts in other capital reserves and the general reserve resulted from historical transactions. These balances were transferred to retained profits upon disposal of the Yeast and Bakery Ingredients group and the Herbs and Spices business.

Notes to the financial statements (continued)
NOTE 18. RETAINED PROFITS/(ACCUMULATED LOSSES)

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

(Accumulated losses) at beginning of year	(3.8)	(96.7)	(248.5)	(332.1)	(488.4)
Net profit attributable to Burns, Philp & Company Limited shareholders	861.9	110.9	170.0	52.8	174.3
Transfer from reserves on disposal of businesses
Foreign currency translation reserve	(378.0)	—	—	(3.9)	—
Asset revaluation reserve	106.4	—	—	22.0	—
Other reserves	26.9	—	—	0.1	—
Dividends paid or payable — CP Shares(a)	(17.9)	(18.0)	(17.9)	(17.9)	(18.0)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 Employee Benefits	—	—	(0.3)	—	—

Retained profits/(accumulated losses) at end of year	595.5	(3.8)	(96.7)	(279.0)	(332.1)

(a) Details of dividends paid on CP Shares are:
2005
Paid September 30, 2004 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid December 31, 2004 0.56710 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
Paid March 31, 2005 0.55480 cents per share (unfranked)	(4.4)	—	—	(4.4)	—
Paid June 30, 2005 0.56100 cents per share (unfranked)	(4.5)	—	—	(4.5)	—
2004
Paid September 30, 2003 0.56710 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid December 31, 2003 0.56710 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid March 31, 2004 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
Paid June 30, 2004 0.56100 cents per share (unfranked)	—	(4.5)	—	—	(4.5)
2003
Paid September 30, 2002 0.56100 cents per share (unfranked)	—	—	(4.5)	—	—
Paid December 31, 2002 0.56710 cents per share (unfranked)	—	—	(4.5)	—	—
Paid March 31, 2003 0.55480 cents per share (unfranked)	—	—	(4.4)	—	—
Paid June 30, 2003 0.56100 cents per share (unfranked)	—	—	(4.5)	—	—

	(17.9)	(18.0)	(17.9)	(17.9)	(18.0)

NOTE 19. OUTSIDE EQUITY INTERESTS/MINORITY INTERESTS

	Consolidated
A$ million	2005	2004	2003

Outside equity interests in controlled entities comprise:
Interest in retained profits at beginning of year	12.5	11.7	6.4
Interest in retained earnings of partly owned controlled entities of the Yeast and Bakery Ingredients group at date of disposal	(10.5)	—	—
Interest in retained earnings of partly owned controlled entities of Goodman Fielder at date of acquisition	—	—	2.0
Interest in profit from ordinary activities after related income tax expense	3.8	5.6	4.3
Interest in dividends paid	(2.7)	(4.8)	(1.0)

Interest in retained profits at end of year	3.1	12.5	11.7
Interest in contributed equity	4.3	18.9	18.8
Interest in reserves	1.1	(4.1)	(5.0)

Total outside equity interests	8.5	27.3	25.5

Notes to the financial statements (continued)
NOTE 20. TOTAL EQUITY

				Burns, Philp &
	Consolidated			Company Limited
A$ million	2005	2004	2003	2005	2004

Total equity at beginning of year	889.8	758.3	479.5	800.2	593.7
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in the statements of financial performance	846.6	97.5	94.5	52.8	174.3
Transactions with Burns, Philp & Company Limited shareholders as owners
Contributions of equity (refer to note 16)	—	50.2	195.6	—	50.2
Dividends paid or payable — CP Shares	(17.9)	(18.0)	(17.9)	(17.9)	(18.0)
Total changes in outside equity interests	(18.8)	1.8	6.6	—	—

Total equity at end of year	1,699.7	889.8	758.3	835.1	800.2

NOTE 21. COMMITMENTS

			Burns, Philp &
	Consolidated		Company Limited
A$ million	2005	2004	2005	2004

Capital expenditure commitments
Capital expenditure contracted for at balance date but not provided for:
Payable within 1 year	8.7	18.4	—	—

Operating lease commitments(a)
Aggregate amount contracted for at balance date but not provided for:
Payable within 1 year	26.7	23.6	0.4	0.5
Payable between 1 and 2 years	19.7	16.2	—	0.5
Payable between 2 and 3 years	15.0	11.0	—	—
Payable between 3 and 4 years	7.0	5.8	—	—
Payable between 4 and 5 years	2.4	3.6	—	—
Payable after 5 years	3.4	4.8	—	—

Total operating lease commitments	74.2	65.0	0.4	1.0

(a)	The consolidated entity leases property and motor vehicles under non-cancellable operating leases expiring from 1 to 20 years. Property leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Property lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer price indices or operating criteria.

Notes to the financial statements (continued)
NOTE 22. CONTINGENT LIABILITIES
(a)	The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$25.0 million has been recognised in the consolidated financial statements as of June 30, 2005 (refer to note 15). The consolidated entity does not believe that it is engaged in any other legal proceedings for which provision has not been made which would be likely to have a material affect on its business, financial position or results of operations.

As part of the agreements for the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business, the Group has provided certain warranties and indemnities to the purchaser, Associated British Foods, plc. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities, as set out in the sale agreements. As of June 30, 2005, the Group is not aware of any material claims under these agreements that would give rise to any present or contingent liabilities that are not currently provided for.

(b)	Burns Philp and certain of its controlled entities have entered into the guarantee and security arrangements in respects of certain of the Group’s indebtness as described in note 14.

(c)	Burns Philp and certain of its wholly owned controlled entities identified in note 29 have entered into a Deed of Cross Guarantee. The effect of the Deed is that Burns Philp guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Australian Corporations Act 2001. If a winding up occurs under other provisions of the Law, Burns Philp will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that Burns Philp is wound up.

Consolidated condensed statements of financial performance for the years ended June 30, 2005 and 2004 and consolidated condensed statements of financial position as at June 30, 2005 and 2004, comprising Burns Philp and controlled entities which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, are set out below:

A$ million	2005	2004

Statements of Financial Performance
Profit from ordinary activities before income tax (expense)	819.7	33.4
Income tax (expense) relating to profit from ordinary activities	(1.4)	(5.1)

Profit from ordinary activities after related income tax (expense)	818.3	28.3

Statements of Financial Position
Cash assets	260.1	48.3
Receivables	723.1	288.7
Inventories	81.5	106.0
Other assets	17.6	32.0

Total current assets	1,082.3	475.0

Receivables	2.9	—
Investments	795.9	1,576.0
Property, plant and equipment	341.9	384.1
Intangible assets	1,179.5	1,186.4
Other assets	40.3	78.8

Total non-current assets	2,360.5	3,225.3

Total assets	3,442.8	3,700.3

Payables	794.4	1,114.1
Interest bearing liabilities	—	151.5
Provisions	89.7	122.1

Total current liabilities	884.1	1,387.7

Payables	21.4	—
Interest bearing liabilities	786.9	1,339.3
Provisions	59.2	76.2

Total non-current liabilities	867.5	1,415.5

Total liabilities	1,751.6	2,803.2

Net assets	1,691.2	897.1

Contributed equity	1,114.1	1,114.1
Reserves and retained profits/(accumulated losses)	577.1	(217.0)

Total equity	1,691.2	897.1

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION
Business and geographic segments
During the year ended June 30, 2005, the Group operated in five main business segments with additional activity segmented in Other. The Group’s business segments are identified based on the nature of the products provided and services rendered. Segment result has been determined based on the information provided to the chief operating decision maker. The accounting policies applied by each segment are the same as the Group’s accounting policies. Segment result is segment revenue less cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses (excluding corporate revenues and expenses relating to the Group as a whole). Segment result includes individually significant items applicable to the reportable segment. The Directors selected these segments for internal reporting purposes and have organised the enterprises around these products and services. Revenues are attributed to a segment based on the products and services sold. The Group also operated in four main geographic regions.
Following the sale of the Herbs and Spices business and the Yeast and Bakery Ingredients group, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. As a result, the current businesses operate primarily in Australasia. The management of these businesses and the financial information reported to senior management and the Directors has changed significantly since acquisition as a result of the restructuring of the businesses and the change in management focus.
The Group has realigned its reportable segments around the revised internal management structure and the key products, production processes, types of customers and distribution processes of each of these businesses. The segment presentation for the current year and the year ended June 30, 2004, reflects these changes. The segment presentation of the continuing operations for the year ended June 30, 2003 has not been reclassified because it is not possible to obtain comparative financial information as the continuing operations were not managed in this way during the year ended June 30, 2003. In addition to this, the segment information for the year ended June 30, 2003 is not directly comparable to the years ended June 30, 2005 and 2004, as the operating results of the continuing operations have only been included in the consolidated financial statements from the date of acquisition, March 19, 2003.

Business segment	Geographic segment	Products and services
Baking	Asia Pacific	Packaged loaf bread and other baked goods, frozen meals

Snacks	Asia Pacific	Breakfast cereals, salty and nutritious snacks, soups, ice cream

Spreads & Oils	Asia Pacific	Fats and oils, bulk and retail flour, margarine & spreads, cake mixes, mayonnaise, dressings and chickens

Yeast/Bakery	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs and Spices	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Other	Asia Pacific	Fresh Start joint venture, discontinued businesses other than Yeast/Bakery and Herbs & Spices
Major customers
Two of the Group’s customers, which operate in the retail grocery industry in Australia, represented approximately 33% of the Group’s consolidated sales revenue from continuing operations in the year ended June 30, 2005 (2004 – 37%). In the year ended June 30, 2003, no single customer represented 10% or more of the Group’s consolidated sales revenue.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Primary reporting by business segment

			Spreads	Yeast/	Herbs &		Consolidated
A$ million	Baking	Snacks	& Oils	Bakery	Spices	Other	Total

2005
Revenue
External segment revenue from sale of goods***	891.5	513.5	921.9	193.1	50.9	0.4	2,571.3
Proceeds from sales of businesses and non-current assets							1,970.0
Interest revenue							11.0
Net unrealised foreign currency exchange gain							32.5
Other unallocated revenue							2.6

Total revenue from ordinary activities							4,587.4

Result
Segment result*	80.3	69.8	109.7	25.7	4.7	(0.5)	289.7
Share of net profits of associates	—	—	—	2.4	—	1.8	4.2

Segment EBIT	80.3	69.8	109.7	28.1	4.7	1.3	293.9

Corporate/unallocated EBIT**							796.3

Total EBIT							1,090.2
Net interest expense							(158.0)

Profit from ordinary activities before income tax							932.2
Income tax expense:
- Before individually significant income tax item							(20.5)
- Individually significant income tax expense item							(46.0)

Profit from ordinary activities after income tax							865.7
Outside equity interests							(3.8)

Net profit							861.9

Assets
Segment assets	959.7	747.9	978.0	—	—	—	2,685.6
Equity accounted investments	—	—	—	—	—	8.4	8.4

Total segment assets	959.7	747.9	978.0	—	—	8.4	2,694.0

Corporate/unallocated assets							573.3

Consolidated total assets							3,267.3

Liabilities
Segment liabilities	131.8	80.4	87.9	—	—	1.0	301.1
Corporate/unallocated liabilities							1,266.5

Consolidated total liabilities							1,567.6

Acquisitions of property, plant and equipment
Business segments	18.5	15.8	12.8	11.6	0.2	—	58.9
Corporate							—

Total acquisitions of property, plant and equipment during the year							58.9

* Included in the segment result were:
Non-cash expense items
- Depreciation and amortisation (excluding prepaid slotting allowances)	(53.5)	(48.1)	(52.8)	(13.2)	(1.1)	—	(168.7)
- Amortisation of prepaid slotting allowances	—	—	—	—	(2.3)	—	(2.3)
- Net expense from movements in provisions	(11.6)	(7.9)	(3.2)	(3.1)	(0.6)	1.5	(24.9)

** Included in corporate/unallocated EBIT were:
Non-cash expense items
- Depreciation and amortisation							(0.2)
- Net expense from movements in provisions (excluding individually significant items)							(0.8)
Individually significant items
- Gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business							782.6
- Net unrealised foreign currency exchange gain							32.5
- Adjustments to provisions							6.4
- Gain on sale of investment in Nutrition 21, Inc							3.3

***	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Primary reporting by business segment (continued)

					Herbs
			Spreads	Yeast/	&		Consolidated
A$ million	Baking	Snacks	& Oils	Bakery	Spices	Other	Total

2004
Revenue
External segment revenue from sale of goods***	871.3	500.6	923.9	786.0	263.6	9.5	3,354.9
Proceeds from sales of businesses and non-current assets							81.2
Proceeds from recovery of vendor finance loan							30.0
Interest revenue							5.1
Net unrealised foreign currency exchange gain							56.5
Other unallocated revenue							10.3

Total revenue from ordinary activities							3,538.0

Result
Segment result*	37.8	45.6	99.8	143.0	37.6	(5.1)	358.7
Share of net profits of associates	—	—	—	10.6	—	2.0	12.6

Segment EBIT	37.8	45.6	99.8	153.6	37.6	(3.1)	371.3

Corporate/unallocated EBIT**							67.8

Total EBIT							439.1
Net interest expense							(281.8)

Profit from ordinary activities before income tax							157.3
Income tax expense							(40.8)

Profit from ordinary activities after income tax							116.5
Outside equity interests							(5.6)

Net profit							110.9

Assets
Segment assets	978.6	811.8	1,006.9	1,053.8	173.1	1.0	4,025.2
Equity accounted investments	—	—	—	50.6	—	6.7	57.3

Total segment assets	978.6	811.8	1,006.9	1,104.4	173.1	7.7	4,082.5

Corporate/unallocated assets							318.3

Consolidated total assets							4,400.8

Liabilities
Segment liabilities	147.4	97.7	109.1	136.9	24.7	6.1	521.9
Corporate/unallocated liabilities							2,989.1

Consolidated total liabilities							3,511.0

Acquisitions of property, plant and equipment
Business segments	15.0	23.8	11.7	30.1	3.0		83.6
Corporate							0.1

Total acquisitions of property, plant and equipment during the year							83.7

* Included in the segment result were:
Non-cash expense items
- Depreciation and amortisation (excluding prepaid slotting allowances)	(57.3)	(47.3)	(50.6)	(51.7)	(5.6)	(0.1)	(212.6)
- Amortisation of prepaid slotting allowances	—	—	—	—	(19.9)	—	(19.9)
- Net expense from movements in provisions (excluding individually individually significant items)	(17.4)	(6.5)	(9.7)	(17.4)	(3.8)	0.2	(54.6)
Individually significant items
- Business restructuring costs (including A$28.1 million set aside to business closure and rationalisation provision)	(21.3)	(11.7)	1.4	—	—	—	(31.6)
- Gain on sale of Mascot property	—	—	15.2	—	—	—	15.2
- Gain on sale of New Zealand property	—	—	—	14.0	—	—	14.0

** Included in corporate/unallocated EBIT were:
Non-cash expense items
- Depreciation and amortisation							(0.7)
- Net expense from movements in provisions							(2.6)
Individually significant items
- Net unrealised foreign currency exchange gain							56.5
- Recovery of vendor finance loan							30.0

***	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Primary reporting by business segment (continued)

				Yeast/	Herbs &		Consolidated
A$ Million	Goodman Fielder			Bakery	Spices	Other	Total
		New	Asia
	Australia	Zealand	Pacific

2003

Revenue
External segment revenue from sale of goods and rendering of services***	465.0	161.8	73.1	806.4	348.4	32.5	1,887.2
Proceeds from sales of businesses and non-current assets							193.1
Interest revenue							18.0
Net unrealised foreign currency exchange gain							139.1
Other unallocated revenue							4.0

Total revenue from ordinary activities							2,241.4

Result
Segment result*	(19.6)	8.2	(2.4)	134.7	58.2	5.8	184.9
Share of net profits of associates	0.1	—	—	11.0	—	—	11.1

Segment EBIT	(19.5)	8.2	(2.4)	145.7	58.2	5.8	196.0

Corporate/unallocated EBIT**							143.7

Total EBIT							339.7
Net interest expense							(156.8)

Profit from ordinary activities before income tax							182.9
Income tax expense:
- Before individually significant tax item							(13.0)
- Individually significant income tax item							4.4

Profit from ordinary activities after income tax							174.3
Outside equity interests							(4.3)

Net profit							170.0

Acquisitions of property, plant and equipment
Business segments	18.4	6.1	7.6	41.1	4.1	2.6	79.9
Corporate							0.3

Total acquisitions of property, plant and equipment during the year							80.2

* Included in the segment result were:
Non cash expense items
- Depreciation and amortisation (excluding prepaid slotting allowances)	(30.1)	(10.9)	(3.7)	(52.7)	(6.6)	(3.0)	(107.0)
- Amortisation of prepaid slotting allowances	—	—	—	—	(23.4)	—	(23.4)
- Net expense from movements in provisions (excluding individually significant items)	(27.7)	—	—	(10.2)	(4.0)	(1.5)	(43.4)
Individually significant items
- Business restructuring costs (comprising amounts set aside to business closure and rationalisation provision)	(36.6)	(8.3)	(3.8)	(3.3)	—	—	(52.0)
- Gain on sale of South Yarra property	—	—	—	6.6	—	—	6.6

** Included in corporate/unallocated EBIT were:
Non-cash expense items
- Depreciation and amortisation							(1.3)
- Net expense from movements in provisions							(6.7)
Individually significant items
- Gain on sale of terminals business in Australasia							40.7
- Gain on sale of vinegar business in North America							10.9
- Net unrealised foreign currency exchange gain							139.1
- Deferred borrowing costs written off							(32.6)

***	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Secondary reporting by geographic segment

	Asia	North	Latin		Consolidated
A$ million	Pacific	America	America	Europe	Total

2005
Revenue
External segment revenue from sale of goods*	2,366.1	105.9	59.8	39.5	2,571.3
Proceeds from sales of businesses and non-current assets					1,970.0
Interest revenue					11.0
Net unrealised foreign currency exchange gain					32.5
Other unallocated revenue					2.6

Total revenue from ordinary activities					4,587.4

Result
Segment result	266.4	11.7	5.6	6.0	289.7
Share of net profits of associates	2.6	—	0.5	1.1	4.2

Segment EBIT	269.0	11.7	6.1	7.1	293.9

Corporate/unallocated EBIT					796.3

Total EBIT					1,090.2

Assets
Segment assets	2,685.6	—	—	—	2,685.6
Equity accounted investments	8.4	—	—	—	8.4

Total segment assets	2,694.0	—	—	—	2,694.0

Corporate/unallocated assets					573.3

Consolidated total assets					3,267.3

Acquisitions of property, plant and equipment
Geographic segments	53.2	1.0	2.8	1.9	58.9
Corporate					—

Total acquisitions of property, plant and equipment during the year					58.9

	Asia	North	Latin		Consolidated
A$ million	Pacific	America	America	Europe	Total

2004
Revenue
External segment revenue from sale of goods*	2,463.2	494.5	228.0	169.2	3,354.9
Proceeds from sales of businesses and non-current assets					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Net unrealised foreign currency exchange gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Result
Segment result	213.7	78.8	30.1	36.1	358.7
Share of net profits of associates	5.0	—	1.7	5.9	12.6

Segment EBIT	218.7	78.8	31.8	42.0	371.3

Corporate/unallocated EBIT					67.8

Total EBIT					439.1

Assets
Segment assets	3,020.9	458.6	320.5	225.2	4,025.2
Equity accounted investments	27.1	—	9.8	20.4	57.3

Total segment assets	3,048.0	458.6	330.3	245.6	4,082.5

Corporate/unallocated assets					318.3

Consolidated total assets					4,400.8

Acquisitions of property, plant and equipment
Geographic segments	56.8	7.4	12.3	7.1	83.6
Corporate					0.1

Total acquisitions of property, plant and equipment during the year					83.7

*	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Secondary reporting by geographic segment (continued)

	Asia	North	Latin		Consolidated
A$ million	Pacific	America	America	Europe	Total

2003
Revenue
External segment revenue from sale of goods and rendering of services*	853.2	678.9	191.4	163.7	1,887.2
Proceeds from sales of businesses and non-current assets					193.1
Interest revenue					18.0
Net unrealised foreign currency exchange gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Result
Segment result	19.6	133.1	7.8	24.4	184.9
Share of net profits of associates	3.9	—	1.6	5.6	11.1

Segment EBIT	23.5	133.1	9.4	30.0	196.0

Corporate/unallocated EBIT					143.7

Total EBIT					339.7

Acquisitions of property, plant and equipment
Geographic segments	46.6	13.3	13.1	6.9	79.9
Corporate					0.3

Total acquisitions of property, plant and equipment during the year					80.2

*	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 23. SEGMENT INFORMATION (CONTINUED)
Additional geographical segment information by country

		New	United	Other	Consolidated
A$ million	Australia	Zealand	States	Countries	Total

2005

Revenue
External segment revenue from sale of goods*	1,541.3	599.0	96.6	334.4	2,571.3
Proceeds from sales of businesses and non-current assets					1,970.0
Interest revenue					11.0
Net unrealised foreign currency exchange gain					32.5
Other unallocated revenue					2.6

Total revenue from ordinary activities					4,587.4

Long-lived assets
Property, plant and equipment	341.9	172.6	—	37.5	552.0
Intangibles (net)	1,179.0	492.4	—	92.9	1,764.3

Total long-lived assets	1,520.9	665.0	—	130.4	2,316.3

2004

Revenue
External segment revenue from sale of goods*	1,574.9	579.6	453.5	746.9	3,354.9
Proceeds from sales of businesses and non-current assets					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Net unrealised foreign currency exchange gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Long-lived assets
Property, plant and equipment	383.4	183.1	108.5	351.5	1,026.5
Intangibles (net)	1,246.4	515.0	130.6	358.0	2,250.0

Total long-lived assets	1,629.8	698.1	239.1	709.5	3,276.5

2003

Revenue
External segment revenue from sale of goods and rendering of services*	507.9	181.9	629.5	567.9	1,887.2
Proceeds from sales of businesses and non-current assets					193.1
Interest revenue					18.0
Net unrealised foreign currency exchange gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

*	There were no significant inter-segment sales.

Notes to the financial statements (continued)
NOTE 24. DISCONTINUED OPERATIONS
Yeast and Bakery Ingredients group and Herbs and Spices business
On July 22, 2004, the Group announced it had entered into agreements to sell 100% of its Yeast and Bakery Ingredients group and 100% of its Herbs and Spices business to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses are the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 23.
The sale of the Herbs and Spices business was completed on September 3, 2004 for gross proceeds of US$175.0 million. The net proceeds have been adjusted by US$5.2 million for amounts paid and payable in respect of closing net asset adjustments.
The sale of the Yeast and Bakery Ingredients group was completed on September 30, 2004 for gross proceeds of US$1,175.0 million. The net proceeds have been adjusted by US$52.5 million for amounts received in respect of closing asset and liability adjustments.
The consolidated financial statements include the results of the entities that comprised these businesses up to the respective dates of disposal.
The net profit after tax of A$736.6 million on the sale of these businesses has been reflected in the financial statements for the year ended June 30, 2005. Refer to note 3(b) for further details of the sales.
Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of the operating activities of these businesses is set out below:

	Yeast & Bakery Ingredients			Herbs & Spices
A$ million	2005	2004	2003	2005	2004	2003

Financial performance information for the year ended June 30,
Revenue from ordinary activities	195.8	808.0	815.6	50.9	263.6	348.4
Expenses from ordinary activities	(167.7)	(654.4)	(669.8)	(46.2)	(226.0)	(290.2)

Segment result (EBIT)	28.1	153.6	145.8	4.7	37.6	58.2
Net interest (expense)/revenue	(1.2)	(7.4)	(1.8)	—	—	0.1

Profit from ordinary activities before income tax	26.9	146.2	144.0	4.7	37.6	58.3
Income tax (expense)/benefit	(2.5)	(22.8)	(22.5)	—	0.6	—

Net profit before outside equity interests	24.4	123.4	121.5	4.7	38.2	58.3
Outside equity interests	(0.8)	(3.7)	(3.8)	—	—	—

Net profit before gain on disposal	23.6	119.7	117.7	4.7	38.2	58.3

Cash flow information for the year ended June 30,
Net cash provided by operating activities	21.4	148.6	183.2	5.3	39.7	77.9
Net cash (used in) investing activities	(13.3)	(11.5)	(218.3)	(0.2)	(3.0)	(4.1)

Net increase/(decrease) in cash held	8.1	137.1	(35.1)	5.1	36.7	73.8

Financial position information as at June 30,
Total assets	—	1,110.5		—	174.2
Total liabilities	—	163.7		—	24.7

Net assets	—	946.8		—	149.5

Outside equity interests	—	19.2		—	—

Notes to the financial statements (continued)
NOTE 24. DISCONTINUED OPERATIONS (CONTINUED)
Terminals and Vinegar businesses
During the year ended June 30, 2003, the Group sold its Australasian Terminals and North American Industrial Vinegar businesses. Gains on the sales of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) were brought to account in the consolidated profit for the year ended June 30, 2003 (refer to note 3(b) for further details).
In note 23, the results of these businesses up until the dates of sale have been included in Other businesses for the year ended June 30, 2003.
Additional financial information in respect of these businesses is set out below:

	Terminals	Vinegar
A$ million	2003	2003

Financial performance information for the year ended June 30,
Revenue from ordinary activities	7.0	25.5
Expenses from ordinary activities	(5.4)	(21.8)

Segment result (EBIT)	1.6	3.7
Net interest revenue	—	0.1

Profit from ordinary activities before income tax	1.6	3.8
Income tax expense	(0.1)	—

Net profit before gain on disposal	1.5	3.8

Cash flow information for the year ended June 30,
Net cash provided by operating activities	0.8	6.3
Net cash (used in) investing activities	(2.2)	(0.4)

Net (decrease)/increase in cash held	(1.4)	5.9

Notes to the financial statements (continued)
NOTE 25. EARNINGS PER SHARE
Classification of securities as ordinary shares
The following securities have been classified as ordinary shares and included in basic earnings per share:
(a) Ordinary shares
Classification of securities as potential ordinary shares
The following securities have been classified as potential ordinary shares and included in diluted earnings per share:
(a) Ordinary shares
(b) 2003 Options outstanding (up until the expiration date of August 14, 2003)
(c) CP Shares
Earnings reconciliation

	Consolidated
A$ million	2005	2004	2003

Net profit	865.7	116.5	174.3
Net profit attributable to outside equity interests	(3.8)	(5.6)	(4.3)

	861.9	110.9	170.0
Less: CP Share dividends	(17.9)	(18.0)	(17.9)

Basic earnings	844.0	92.9	152.1
Add: CP Share dividends	17.9	18.0	17.9

Diluted earnings	861.9	110.9	170.0

Basic earnings/(loss) comprise:
Continuing operations	79.1	(65.0)	(80.8)
Discontinued operations(a)	764.9	157.9	232.9

	844.0	92.9	152.1

Diluted earnings/(loss) comprise:
Continuing operations	97.0	(47.0)	(62.9)
Discontinued operations(a)	764.9	157.9	232.9

	861.9	110.9	170.0

Weighted average number of shares used as the denominator

	Consolidated
Shares (million)	2005	2004	2003

Number for basic earnings per share	2,031.8	1,998.4	1,056.5
Adjust for:
Effect of 2003 Options(b)	—	23.0	637.2
Effect of CP Shares	797.3	797.3	797.4

Number for diluted earnings per share	2,829.1	2,818.7	2,491.1

(a)	Earnings from discontinued operations include the net profits for the business segments (Yeast and Bakery Ingredients and Herbs and Spices for the years ended June 30, 2005, 2004 and 2003; Terminals and Vinegar for the year ended June 30, 2003) as disclosed in note 24. In addition, earnings from discontinued operations include the net gains after tax on the sales of these businesses (Yeast and Bakery Ingredients and Herbs and Spices – A$736.6 million in 2005; Terminals and Vinegar — A$51.6 million in 2003) reported as individually significant items in the respective years as disclosed in note 3(b).

(b)	The 2003 Options expired on August 14, 2003. Consequently, for the year ended June 30, 2005, there were no movements in the 2003 Options, and the 2003 Options had no impact on the weighted average number of shares. During the years ended June 30, 2004 and 2003, 251.1 million and 978.0 million 2003 Options, respectively, were converted to ordinary shares. The diluted earnings per share calculation in these years included that portion of the 2003 Options assumed to be issued for no consideration, weighted with reference to dates of conversion. The weighted average number included in the year ended June 30, 2004 was 149.4 million and in the year ended June 30, 2003 was 472.9 million.

Notes to the financial statements (continued)

			Burns, Philp & Company
	Consolidated		Limited
A$ million	2005	2004	2005	2004

NOTE 26. RELATED PARTIES
Amounts receivable from related parties
Current
Associates	—	2.6	—	—
Wholly-owned controlled entities	—	—	573.4	588.1
Amounts payable to related parties
Current
Associates	—	1.5	—	—
Wholly-owned controlled entities	—	—	—	104.2
Transactions with related parties
Dividends received from wholly-owned controlled entities	—	—	—	176.4
Interest received from wholly-owned controlled entities	—	—	44.2	20.3
Interest paid to wholly-owned controlled entities	—	—	(1.6)	(5.8)
Management and guarantee fees received from wholly-owned controlled entities	—	—	3.8	3.3
Directors and director related entities
The names of persons who held the office of Director of Burns Philp during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart, B M Murray and F W Smith.
Mr A G McGregor resigned as Director on August 11, 2004.
Information on the remuneration of Directors is disclosed in note 28.
Directors’ loans
At June 30, 2005, there were no outstanding loans to Directors of the Company and directors of controlled entities (2004 – Nil). In the year ended June 30, 2004, loan repayments of A$1,650 were received from directors of controlled entities.
Directors’ and director related entities’ holdings of shares, share options and New Zealand Capital Notes
Details of Directors’ and director related entities’ holdings of ordinary shares, converting preference shares and options of Burns Philp and holdings of New Zealand Capital Notes of Goodman Finance Limited at the reporting date, and details of movements in these holdings during the current year, are set out in note 28. In respect of these holdings, dividends and interest are payable to Directors and director related entities on the same terms and conditions as other shareholders and noteholders.
Other director and director related entities’ transactions
G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is a senior executive of Rank. During the current year, Burns Philp paid to Rank A$903,000 (2004 – A$965,000; 2003 – A$1,816,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for Burns Philp.
Mr Hart and Mr Murray are also directors of, and through Rank Mr Hart owns 100% of, New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Certain New Zealand based subsidiaries of Burns Philp manufacture and distribute certain products for New Zealand Dairy Foods Limited. These subsidiaries also sub-lease certain warehousing facilities to New Zealand Dairy Foods Limited. The terms of these arrangements were negotiated on an arm’s length basis. The value of these transactions during the year ended June 30, 2005 was approximately NZ$4.9 million (2004 – NZ$2.2 million).
During the year ended June 30, 2005, the Group acquired the net assets of Nature’s Oven Limited, a producer of wrapped snacks in New Zealand. The business was acquired from a party related to Mr Hart. The purchase price was approximately NZ$700,000. The acquisition was subject to restrictions under Australian corporations law. An independent expert was engaged by the Board of the Company to advise on the proposed acquisition. In summary, the expert advised the Board prior to completion of the transaction that the proposed acquisition was on an arm’s length basis. Mr Hart was not present at any meetings when the Board was considering the matter.

Notes to the financial statements (continued)
NOTE 26. RELATED PARTIES (CONTINUED)
Other director and director related entities’ transactions (continued)
Each of the Directors of Burns Philp, other than B M Murray, holds ordinary shares and CP Shares at the reporting date as detailed in note 28. Each of the Directors, other than B M Murray, will participate in benefits which they are entitled to receive as a result of holding the ordinary shares and CP Shares in accordance with their relevant terms of issue.
From time to time Directors of Burns Philp, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as those available to the consolidated entity’s employees or customers and are trivial in nature.
Controlled entities
Information relating to controlled entities is set out in note 29.
Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.
Details of dividends and interest transactions between Burns Philp and its controlled entities are set out in note 2.
Associates
Information relating to investments in and dividends received from associates is set out in note 9.
Superannuation plans
Information relating to superannuation and pension plans is set out in note 27.
Materiality
In accordance with AASB 1017 Related Party Disclosures and AASB 1046 Director and Executive Disclosures by Disclosing Entities, all transactions with Directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

Notes to the financial statements (continued)
NOTE 27. SUPERANNUATION PLANS
At June 30, 2004 the consolidated entity sponsored four defined contribution and seven defined benefit employee superannuation plans. As a result of the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business in September 2004 the consolidated entity now sponsors only three defined benefit plans.
Details of the three plans sponsored by the consolidated entity as at June 30, 2005 are set out below:

Date of Last
Actuarial
Country	Fund	Benefit Type	Valuation*

Australia	Burns Philp Group Superannuation Plan	Defined Benefit (Pension)	June 30, 2004
Australia	Goodman Fielder Superannuation Fund	Defined Benefit	June 30, 2004
New Zealand	Goodman Fielder (NZ) Retirement Plan	Defined Benefit (Pension)	April 1, 2003

*	While the last full actuarial valuations were carried out on these dates, information disclosed in this note has been based on actuarial reviews carried out as at June 30, 2005.
The Burns Philp Group Superannuation Plan services the retirement benefits for a group of retired employees of the Company. This plan has been closed to new members since 1999. As advised by the plan actuary, the Company has been on a contribution holiday since 1989. This position is regularly reviewed by the Company, in consultation with the plan actuary.
The Goodman Fielder Superannuation Fund and Goodman Fielder (NZ) Retirement Plan are both classified as defined benefit funds as a relatively small proportion of members have an entitlement to a defined benefit guarantee. For the majority of members, these two plans essentially operate as defined contribution funds.
Employer contributions to defined benefit plans are based on the advice of the plans’ actuaries. Employee contributions to defined contribution plans are based on various percentages of their gross salaries. After serving a qualifying period, all participating employees are entitled to benefits on retirement, disability or death.
Employer contributions to defined benefit plans during the year ended June 30, 2005 were A$25.3 million (2004 — A$32.8 million; 2003 — A$11.6 million).
The accrued benefits, plan assets at net market value and vested benefits of defined benefit plans sponsored by the consolidated entity, based on the most recent financial statements of the plans, are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.
The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Notes to the financial statements (continued)
NOTE 27. SUPERANNUATION PLANS (CONTINUED)
Defined Benefit Plans

	Accrued		Plan Assets at Net		Excess		Vested
	Benefits		Market Value		(Deficit)		Benefits
A$ million	2005	2004	2005	2004	2005	2004	2005	2004

Burns Philp Group Superannuation Plan(a)	6.2	5.7	9.0	8.3	2.8	2.6	6.2	5.7

Goodman Fielder Superannuation Fund(a)	267.5	257.0	269.7	257.9	2.2	0.9	267.5	256.1

Goodman Fielder (NZ) Retirement Plan(b)	41.1	41.3	45.7	44.4	4.6	3.1	39.7	39.6

Fürsorgeverein der Deutsche Hefewerke GmbH e.V.(c)	—	21.3	—	1.4	—	(19.9)	—	19.5

Burns Philp Inc. Retirement Plan for Non-Bargaining Unit Employees(c)	—	29.2	—	17.7	—	(11.5)	—	24.2

Tone Brothers, Inc. Plan(c)	—	10.7	—	11.5	—	0.8	—	10.2

Tone Brothers, Inc. Non-Bargaining Retirement Plan(c)	—	8.9	—	6.9	—	(2.0)	—	5.1

(a)	Details as at June 30, in each year.

(b)	Details as at March 31, in each year.

(c)	2004 details were as at June 30, 2004 except for the Burns Philp Inc. Retirement Plan for Non-Bargaining Unit Employees where the details were as at April 30, 2004.

These plans were included with the disposals of the Yeast and Bakery Ingredients group and the Herbs and Spices business. Adequate provision had been made in the consolidated financial statements for any plan deficits while the plans were owned by the consolidated entity.

Notes to the financial statements (continued)
NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES
Remuneration of specified directors and executives
Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report on pages 20 to 28 of the Annual Report.
Equity Instruments
Equity Holdings and Transactions
The movement during the current year in the number of ordinary and cumulative preference shares in Burns, Philp & Company Limited and New Zealand Capital Notes issued by Goodman Finance Limited held directly, indirectly or beneficially by each specified director and executive, including their personally related entities, is as follows:
Ordinary Shares

	Held at		Conversion of CP			Held at
	July 1, 2004	Purchases	Shares	Sales	Other***	June 30, 2005

Specified directors
G R Hart *	1,092,239,312	—	—	—	—	1,092,239,312
M D I Burrows	5,843	—	—	—	—	5,843
B M Murray **	10,956	—	—	—	—	10,956
F W Smith	13,723	—	—	—	—	13,723
T J Degnan (CEO)	3,391,050	—	—	—	—	3,391,050
A G McGregor***	114,608	—	—	—	(114,608)	—

Specified executives
G Erby**	500,000	—	—	—	—	500,000
H Golding **	214,323	—	—	—	—	214,323
G Hardie	—	—	—	—	—	—
P Hitchcock	16,400	—	—	—	—	16,400
A Hugli	210,571	—	—	—	—	210,571
A McIver	—	—	—	—	—	—
R Vela	50,000	—	—	—	—	50,000

*	Includes 568,211 ordinary shares held indirectly at June 30, 2005 by personally related entities i.e. relatives.

**	All held indirectly by personally related entities.

***	This column represents the removal of shares held by Mr A G McGregor as a result of him ceasing to be a Director. Mr A G McGregor resigned as Director on August 11, 2004.

Notes to the financial statements (continued)
NOTE 28. DIRECTOR AND EXECUTIVE DISCLOSURES FOR DISCLOSING ENTITIES (CONTINUED)
Converting Preference Shares (CP Shares)

	Held at		Conversion of		Other	Held at
	July 1, 2004	Purchases	CP Shares	Sales	movements***	June 30, 2005

Specified directors
G R Hart *	537,809,274	—	—	—	—	537,809,274
M D I Burrows	—	—	—	—	—	—
B M Murray **	4,612	—	—	—	—	4,612
F W Smith	5,779	—	—	—	—	5,779
T J Degnan (CEO)	619,122	—	—	—	—	619,122
A G McGregor***	244,226	—	—	—	(244,226)	—

Specified executives
G Erby**	3,511	—	—	—	—	3,511
H Golding **	56,370	—	—	—	—	56,370
G Hardie	—	—	—	—	—	—
P Hitchcock	—	—	—	—	—	—
A Hugli	100,000	—	—	—	—	100,000
A McIver	—	—	—	—	—	—
R Vela	—	—	—	—	—	—

*	Includes 165,063 CP Shares held indirectly by personally related entities i.e. relatives.

**	All held indirectly by personally related entities.

***	This column represents the removal of shares held by Mr A G McGregor as a result of him ceasing to be a Director or executive of the Group. Mr A G McGregor resigned as Director on August 11, 2004.
New Zealand Capital Notes
No specified director or specified executive held New Zealand Capital Notes at July 1, 2004 or at any time during the period to June 30, 2005, other than Mr A Hugli who held 20,000 New Zealand Capital Notes at July 1, 2004 and continued to hold them at June 30, 2005.
Loans and other transactions with specified directors and specified executives
Loans
There were no outstanding loans to specified directors or specified executives at either June 30, 2005, 2004 or 2003 or at any time during the years ended on these dates.
Other transactions with the Group
G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is a senior executive of Rank. During the current year, Burns Philp paid to Rank A$903,000 (2004 — A$965,000; 2003 — A$1,816,000) in reimbursement, at cost, of salaries and expenses of employees of Rank who performed services for Burns Philp.
Mr Hart and Mr Murray are also directors of, and through Rank Mr Hart owns 100% of, New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. Certain New Zealand based subsidiaries of Burns Philp manufacture and distribute certain products for New Zealand Dairy Foods Limited. These subsidiaries also sub-lease certain warehousing facilities to New Zealand Dairy Foods Limited. The terms of these arrangements were negotiated on an arm’s length basis. The value of these transactions during the year ended June 30, 2005 was approximately NZ$4.9 million (2004 — NZ$2.2 million).
During the year ended June 30, 2005, the Group acquired the net assets of Nature’s Oven Limited, a producer of wrapped snacks in New Zealand. The business was acquired from a party related to Mr Hart. The purchase price was approximately NZ$700,000. The acquisition was subject to restrictions under Australian corporations law. An independent expert was engaged by the Board of the Company to advise on the proposed acquisition. In summary, the expert advised the Board prior to completion of the transaction that the proposed acquisition was on an arm’s length basis. Mr Hart was not present at any meetings when the Board was considering the matter.

Notes to the financial statements (continued)
NOTE 29. CONTROLLED ENTITIES
Except where otherwise noted, the consolidated entity’s interest in ordinary shares of controlled entities is 100% and controlled entities carry on business in the country of incorporation.

Controlled Entities at June 30, 2004 and	Country of	Controlled Entities at June 30, 2004 and	Country of
June 30, 2005	Incorporation	June 30, 2005 (cont.)	Incorporation
BCW Hotplate Bakery Pty Ltd(a)(c)(d)	Australia	Mowbray Industries Pty Ltd(a)(c)(d)	Australia
BPC1 Pty Ltd(a)(c)(d)	Australia	QB1 Ltd(a)	Australia
Burns Philp Australia Pty Ltd(a)(c)(d)	Australia	QB2 Ltd(a)	Australia
Burns Philp Capital Pty Ltd(a)(c)	Australia	QB3 Pty Ltd(a)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia	QB4 Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(c)(d)	Australia	QB5 Pty Ltd(a)	Australia
Burns Philp Food Overseas Investments Pty		QB6 Ltd(a)(c)(d)	Australia
Ltd(a)(c)(d)	Australia	Quality Bakers Australia Pty Ltd(a)(c)(d)(e)	Australia
Burns Philp Food Services Pty Ltd(a)(c)(d)	Australia	Regal Bakeries Pty Ltd(a)(c)(d)	Australia
Burns Philp Overseas Holdings Ltd(a)(c)(d)	Australia	Stuart Bakery Pty Ltd(a)(c)(d)(e)	Australia
Burns Philp Shipping Holdings Pty Ltd	Australia	Sunicrust Bakeries Pty Ltd(a)(c)(d)(e)	Australia
Burns Philp Treasury (Australia) Ltd(a)(c)(d)	Australia	The Uncle Tobys Company Pty Ltd(a)(c)(d)(e)	Australia
Cobbity Farm Bakeries Pty Ltd(a)(c)(d)	Australia	Uncle Tobys Properties Pty Ltd(a)(c)(d)	Australia
Country Bake Bakeries Pty Ltd(a)(c)(d)(e)	Australia	Burns Philp A & B Ltd(g)	Bangladesh
Country Bake Cairns Pty Ltd(a)(c)(d)	Australia	Evercrisp Snack Products (South Seas) Ltd(o)	Fiji
Country Bake Tasmania Pty Ltd	Australia	Goodman Fielder (Fiji) Ltd(o)	Fiji
Darwin Bakery Pty Ltd(a)(c)(d)(e)	Australia	Goodman Fielder International (Fiji) Ltd(o)	Fiji
Defiance Mills Pty Ltd(a)(c)(d)	Australia	Tucker Group (Fiji) Ltd(o)	Fiji
G F Australia Pty Ltd(a)(c)(d)	Australia	Tuckers Ice Cream Company (Fiji) Ltd(o)	Fiji
G F Defiance Pty Ltd(a)(c)(d)	Australia	Goodman Fielder International (China) Ltd	Hong Kong
GF Finance Pty Ltd(a)(c)(d)	Australia	Goodman Fielder International (Hong Kong) Ltd	Hong Kong
GF Finance International Pty Ltd(a)(c)(d)	Australia	Sinar Meadow International Ltd (y)	Hong Kong
GF Group Services Pty Ltd(a)(c)(d)	Australia	Goodman Fielder International Sdn Bhd	Malaysia
GF Trade Finance Pty Ltd(a)(c)(d)	Australia	Burns Philp Alimentos S de RL de CV	Mexico
Gillespie Bros Holdings Pty Ltd(a)(c)(d)	Australia	Burns Philp Mexico, SA de CV	Mexico
Goodman Fielder Baking Holding Company		Goodman Fielder Nouvelle Caledonie SAS	New Caledonia
Pty Ltd(a)(c)(d)	Australia	Moulins Du Pacifique Sud SA(p)	New Caledonia
Goodman Fielder Commercial Australia Pty		Societe Industrielle Commerciale et
Ltd(a)(c)(d)	Australia	Agro-Alimentaire Neo-Caledonienne SA(q)	New Caledonia
Goodman Fielder Commercial Holding Company		Bluebird Foods Ltd(c)(d)(e)	New Zealand
Pty Ltd(a)(c)(d)	Australia	Burns Philp (New Zealand) Ltd(c)(d)	New Zealand
Goodman Fielder Consumer Foods Pty		GF Finance (NZ) Ltd(c)(d)	New Zealand
Ltd(a)(c)(d)(e)	Australia	GF Intertrade Ltd(c)(d)	New Zealand
Goodman Fielder Field Operations Pty Ltd(a)(c)(d)	Australia	GF Retirement Nominees Ltd	New Zealand
Goodman Fielder Food Services Pty Ltd(a)(c)(d)(e)	Australia	Goodman Fielder Commercial New Zealand
Goodman Fielder Ingredients Pty Ltd(a)(c)(d)	Australia	Ltd(c)(d)(e)	New Zealand
Goodman Fielder International Pty Ltd(a)(c)(d)(e)	Australia	Goodman Fielder New Zealand Ltd(c)(d)	New Zealand
Goodman Fielder Nominees Pty Ltd	Australia	Goodman Finance Ltd(c)(d)	New Zealand
Goodman Fielder Pty Ltd(a)(c)(d)	Australia	NZ Margarine Holdings Ltd(c)(d)	New Zealand
Goodman Fielder Superannuation Fund Pty Ltd	Australia	QBNZ1 Ltd	New Zealand
LQ3 (CBH) Pty Ltd(z)	Australia	Associated Mills Ltd(r)	PNG
LQ4 (CBMC) Pty Ltd(z)	Australia	Binnen Bakery Ltd(q)	PNG
LQ5 (DFC) Pty Ltd(z)	Australia	Evercrisp Snacks (PNG) Ltd	PNG
LQ6 (DFE) Pty Ltd(z)	Australia	Golden Crust Bakery Ltd(s)	PNG
LQ7 (DFIT) Pty Ltd(z)	Australia	Goodman Fielder International (PNG) Ltd	PNG
LQ11 (MBTE) Pty Ltd(z)	Australia	Mount Hagen Bakery Ltd	PNG
LQ13 (SIRB) Pty Ltd(z)	Australia	RBPM Ltd(t)	PNG
LQ14 (SIRBI) Pty Ltd(z)	Australia	Burns Philp Treasury (Europe) BV(d)	The Netherlands
LQ15 (SBB) Pty Ltd(z)	Australia	Goodman Fielder International (Philippines) Inc	Philippines
LQ16 (BEV) Pty Ltd(z)	Australia	GF Insurance & Risk Management Services Pte Ltd	Singapore
LQ20 (EAA) Pty Ltd(c)(d)(z)	Australia	Goodman Fielder International (Singapore) Pte Ltd	Singapore
LQ21 (EF) Pty Ltd(c)(d)(z)	Australia	Quality Bakers (Asia) Pte Ltd	Singapore
LQ22 (FGDSP) Pty Ltd(z)	Australia	Goodman Fielder International (SI) Ltd(u)	Solomon Islands
LQ23 (FGDF) Pty Ltd(c)(d)(z)	Australia	Burns Philp Pension Plan Ltd	UK
LQ24 (GFDA) Pty Ltd(c)(d)(z)	Australia	BPCUS1 Inc(c)(d)	USA
LQ25 (GWOOD) Pty Ltd(c)(d)(z)	Australia	Burns Philp Capital (US) Inc(c)(d)	USA
LQ29 (NAM) Pty Ltd(c)(d)(z)	Australia	Burns Philp Inc(c)(d)	USA
LQ30 (ROCH) Pty Ltd(c)(d)(z)	Australia	GF Ingredients USA Inc	USA
LQ32 (MLWA) Pty Ltd(c)(d)(z)	Australia	Burns Philp Canada Group Ltd(x)	Canada
LQ33 (WBB) Pty Ltd(z)	Australia	BPC United States Inc(c)(d)(x)	USA
LQ34 (WILJ) Pty Ltd(c)(d)(z)	Australia

Notes to the financial statements (continued)
NOTE 29. CONTROLLED ENTITIES (CONTINUED)

Controlled Entities in voluntary liquidation	Country of	Controlled Entities at June 30, 2004 sold	Country of
at June 30, 2005	Incorporation	during the year (bb) (cont.)	Incorporation
LQ1 (BPTSP) Pty Ltd(z)	Australia	Panyu Mauri Food Company Ltd	China
LQ2 (BPHH) Pty Ltd(z)	Australia	Yantai Mauri Yeast Company Ltd(j)	China
LQ8 (DFI) Pty Ltd(z)	Australia	Xinjiang Mauri Food Co Ltd(w)	China
LQ9 (ELB) Pty Ltd(z)	Australia	Burns Philp Colombia SA	Colombia
LQ10 (MGR) Pty Ltd(z)	Australia	Burns Philp Ecuador SA	Ecuador
LQ12 (NANG) Pty Ltd(z)	Australia	BEG France SARL(k)	France
LQ17 (BPII) Pty Ltd(z)	Australia	BEG Backhefe Export GmbH(k)	Germany
LQ18 (BPINV) Pty Ltd(z)	Australia	Burns Philp Deutschland Export
LQ19 (BPMIC) Pty Ltd(z)	Australia	Nahrungsmittel-Vertriebsgesellschaft mbH	Germany
LQ26 (II) Pty Ltd(z)	Australia	Burns Philp Deutschland GmbH	Germany
LQ27 (III) Pty Ltd(b)(z)	Australia	Burns Philp Deutschland Grundbesitz GmbH	Germany
LQ28 (MII) Pty Ltd(z)	Australia	Deutsche Hefewerke GmbH	Germany
LQ31 (MBTFS) Pty Ltd(b)(z)	Australia	Hefe-Patent GmbH(l)	Germany
Fitamar S.A.	Uruguay	Burns Philp Guatemala SA	Guatemala
		Burns Philp India (Private) Ltd	India
Controlled Entities at June 30, 2004 sold		Cochin Spices Private Ltd	India
during the year (bb)		Mauri Yeast India (Private) Ltd	India
Compania Argentina de Levaduras SAIC(f)	Argentina	Grupo Burns Philp Mexicana SA de CV(v)	Mexico
Sudamericana de Levaduras SA de Inversiones	Argentina	New Zealand Food Industries Ltd	New Zealand
Surgras SA(f)	Argentina	Burns Philp Netherlands European Holdings BV	The Netherlands
Burns Philp Camellia Pty Ltd	Australia	Burns Philp Peru SAC	Peru
Burns Philp Food Overseas Holdings Ltd	Australia	Mauri Fermentos, SA(n)	Portugal
Burns Philp Food Properties Pty Ltd	Australia	GF Investments (Asia) Pte Ltd	Singapore
Burns Philp Middle East Pty Ltd	Australia	Burns Philp Food SA	Spain
Burns Philp Pakistan Pty Ltd	Australia	Burns Philp Lanka (Private) Ltd	Sri Lanka
Burns Philp South America Pty Ltd	Australia	Mauri Lanka (Private) Ltd(v)	Sri Lanka
Burns Philp Technology Pty Ltd	Australia	Mauri Maya Sanayi AS	Turkey
Burns Philp Technology & Development Pty Ltd	Australia	Burns Philp (U.K.) PLC	UK
Indonesian Yeast Company Pty Ltd	Australia	Burns Philp Europe Ltd	UK
Mauri Fermentation Argentina Pty Ltd	Australia	Burns Philp Food Inc	USA
Mauri Fermentation Brazil Pty Ltd	Australia	Tone Brothers, Inc	USA
Mauri Fermentation Chile Pty Ltd	Australia	Flodden SA	Uruguay
Mauri Fermentation China Pty Ltd	Australia	Greensted SA	Uruguay
Mauri Fermentation India Pty Ltd	Australia	Levadura Uruguaya SA	Uruguay
Mauri Fermentation Indonesia Pty Ltd	Australia	Burns Philp Venezuela SA	Venezuela
Mauri Fermentation Malaysia Pty Ltd	Australia	Mauri-La Nga Fermentation Co Ltd(m)	Vietnam
Mauri Fermentation Philippines Pty Ltd	Australia
Mauri Fermentation Vietnam Pty Ltd	Australia	Controlled Entities at June 30, 2004
Mauri Yeast Australia Pty Ltd	Australia	voluntarily liquidated or amalgamated
Serrol Ingredients Pty Ltd	Australia	during the year
Burns Philp Brasil Indústria e Comércio de		Corlette Pty Ltd(aa)	Australia
Alimentos Ltda	Brazil	BB Foods Ltd(cc)	New Zealand
Burns Philp Food Ltd	Canada	Goodman Fielder Milling & Baking New
Burns Philp Chile Inversiones Ltda	Chile	Zealand Ltd(cc)	New Zealand
Goodman Fielder (Shanghai) Co Ltd(o)	China	LQ1 (NZ) Ltd(dd)	New Zealand
Harbin Mauri Yeast Company Ltd(h)	China	Meadow Lea Foods Ltd(ee)	New Zealand
Hebei Mauri Food Company Ltd(i)	China	Quality Bakers New Zealand Ltd(cc)	New Zealand

Notes to the financial statements (continued)
NOTE 29. CONTROLLED ENTITIES (CONTINUED)
(a)	A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated May 13, 1992 (as amended), granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed but is not granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(b)	Entered into a Deed of Revocation with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated February 4, 2005 whereby the Deed of Cross Guarantee ceased to apply to such company effective August 25, 2005.

(c)	As part of the security arrangements entered into in favour of certain of the Group’s financiers (refer to note 14 for further details), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents, and in addition most of these entities have executed certain securities to secure amounts owing under those financing documents. There is also an indemnity in support of this guarantee.

(d)	As part of the issue of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes (refer to note 14 for further details) such controlled entities entered into Indentures whereby the payment of principal and interest, and performance of all other obligations in respect of the 9.75% senior subordinated notes, 10.75% senior subordinated notes and 9.5% senior notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

(e)	As part of the issue of the New Zealand Capital Notes (refer to note 14 for further details) such controlled entities entered into Deeds of Guarantee whereby such entities unconditionally and irrevocably guaranteed amounts owing by Goodman Finance Limited in respect of the New Zealand Capital Notes.
Consolidated entity’s interest in ordinary shares:

	2005	2004
	%	%

(f)	—	97
(g)	51	51
(h)	—	85
(i)	—	90
(j)	—	60
(k)	—	80
(l)	—	67
(m)	—	66
(n)	—	96
(o)	90	90
(p)	99	99
(q)	98	98
(r)	74	74
(s)	100	89
(t)	75	75
(u)	97	97
(v)	—	100
(w)	—	90
(x)	100	—
(y)	59	59

Notes to the financial statements (continued)
NOTE 29. CONTROLLED ENTITIES (CONTINUED)
(z)	Name changes during the year:

Current Name	Former Name
LQ1 (BPTSP) Pty Ltd	BPT South Pacific Pty Ltd
LQ2 (BPHH) Pty Ltd	Burns Philp Hardware Holdings Pty Ltd
LQ3 (CBH) Pty Ltd	Cairns Bakeries holding Co Pty Ltd
LQ4 (CBMC) Pty Ltd	Country Bake Mid Coast Pty Ltd
LQ5 (DFC) Pty Ltd	Defiance Corporate Pty Ltd
LQ6 (DFE) Pty Ltd	Defiance Enterprises Pty Ltd
LQ7 (DFIT) Pty Ltd	Defiance International Trading Pty Ltd
LQ8 (DFI) Pty Ltd	Defiance International Pty Ltd
LQ9 (ELB) Pty Ltd	E L Bell Pty Ltd
LQ10 (MGR) Pty Ltd	Mauri Grocery Pty Ltd
LQ11 (MBTE) Pty Ltd	MBT Engineering Pty Ltd
LQ12 (NANG) Pty Ltd	Nanged Pty Ltd
LQ13 (SIRB) Pty Ltd	Sirius Biotechnology Pty Ltd
LQ14 (SIRBI) Pty Ltd	Sirius Biotechnology International Pty Ltd
LQ15 (SBB) Pty Ltd	Southern Border Bakeries Pty Ltd
LQ16 (BEV) Pty Ltd	Bevsel Pty Ltd
LQ17 (BPII) Pty Ltd	Burns Philp International Investments Pty Ltd
LQ18 (BPINV) Pty Ltd	Burns Philp Investments Pty Ltd
LQ19 (BPMIC) Pty Ltd	Burns Philp Microbiology Pty Ltd
LQ20 (EAA) Pty Ltd	Ernest Adams Australia Pty Ltd
LQ21 (EF) Pty Ltd	ETA Foods Pty Ltd
LQ22 (FGDSP) Pty Ltd	FGD Share Plan Nominees Pty Ltd
LQ23 (FGDF) Pty Ltd	Fielder Gillespie Davis Finance Pty Ltd
LQ24 (GFDA) Pty Ltd	G F D Australia Pty Ltd
LQ25 (GWOOD) Pty Ltd	G Wood Son and Company Pty Ltd
LQ26 (II) Pty Ltd	Integrated Ingredients Pty Ltd
LQ27 (III) Pty Ltd	Integrated Ingredients Indonesia Pty Ltd
LQ28 (MII) Pty Ltd	Mauri Integrated Ingredients Pty Ltd
LQ29 (NAM) Pty Ltd	Namregtown International Pty Ltd
LQ30 (ROCH) Pty Ltd	Rochna Pty Ltd
LQ31 (MBTFS) Pty Ltd	MBT Fabrication Services Pty Ltd
LQ32 (MLWA) Pty Ltd	ML (WA) Export Pty Ltd
LQ33 (WBB) Pty Ltd	Wide Bay Bakeries Pty Ltd
LQ34 (WILJ) Pty Ltd	William Jackett & Son Pty Ltd
(aa)	Voluntarily liquidated during the year. There was no profit or loss on the voluntary liquidation of this entity.

(bb)	These controlled entities comprised the Group’s Herbs and Spices business and Yeast and Bakery Ingredients group which were sold during the year (refer to note 3(b)(i) for further details).

(cc)	Amalgamated into GF Intertrade Ltd during the year.

(dd)	Name changed from Pinnacle NZ Ltd and amalgamated into Burns Philp (New Zealand) Ltd during the year.

(ee)	Amalgamated into NZ Margarine Holdings Ltd during the year.
NOTE 30. EVENTS SUBSEQUENT TO BALANCE DATE
No events have occurred subsequent to balance date that would have a material effect on the financial statements at June 30, 2005.

Notes to the financial statements (continued)
NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE
The Group is exposed to market risks including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, the Group takes advantage of natural offsets to the extent possible. For example, where possible and as appropriate, the Group borrows in the same countries and currencies in which the Group’s assets are located and cash flows are generated. In appropriate circumstances and where the Group is unable to naturally offset its exposure to these risks, the Group enters into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. The Group enters into these transactions only in accordance with internal policies approved by the Board.
Interest rate risk
The Group’s policy is to manage interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. The Group’s primary exposure is to interest rates in the United States, Australia and New Zealand. The Group’s policy is to have no more than 25% of debt exposed to movements in interest rates.
Following the repayment of the Group’s senior secured financing facilities during the year ended June 30, 2005, the Group’s debt is primarily comprised of the following fixed interest debt facilities:
•	US$100 million 9.5% senior notes due 2010;

•	US$210 million 10.75% senior subordinated notes due 2011;

•	US$400 million 9.75% senior subordinated notes due 2012; and

•	NZ$212.5 million New Zealand subordinated capital notes, of which one series matures in 2008 and bears interest at 9.75%, and the second series matures in 2011 and bears interest at 9.95%.
Other than these facilities, the Group’s debt comprises a number of smaller working capital facilities extended to certain operating companies in the Group. These facilities bear interest at floating rates. As these amounts do not currently exceed 25% of total debt, the Group has not entered into interest rate swaps to hedge the exposure to movements in interest rates on these facilities.
In addition to the Group’s debt facilities, the Group currently holds a significant amount of cash on deposit which earns interest at floating rates. Interest rates earned on these cash deposits are subject to changes in interest rates in the United States, Australia and New Zealand. The Group does not currently intend to hedge its exposure to movements in interest rates earned on cash on deposit.
Interest rate risk exposure
The Group’s exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at June 30, is set out below.

		Fixed Interest Maturing in
			Over		Non-
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total

2005
Financial assets
Cash assets	492.3	—	—	—	—	492.3
Receivables	—	—	—	—	215.7	215.7

	492.3	—	—	—	215.7	708.0

Weighted average interest rate	4.0%	—	—	—	—

Financial liabilities
Senior notes	—	—	—	130.8	—	130.8
Senior subordinated notes	—	—	—	786.9	—	786.9
New Zealand Capital Notes	—	—	159.3	35.6	—	194.9
Bank overdrafts and other indebtedness	1.0	—	5.4	—	—	6.4
Payables	—	—	—	17.7	241.6	259.3
Employee benefits	—	—	—	—	81.4	81.4

	1.0	—	164.7	971.0	323.0	1,459.7

Weighted average interest rate	6.02%	—	9.60%	10.00%	—

Notes to the financial statements (continued)
NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

		Fixed Interest Maturing in
			Over		Non-
		1 year	1 year	More than	interest
A$ million	Floating	or less	to 5 years	5 years	bearing	Total

2004
Financial assets
Cash assets	178.5	—	—	—	—	178.5
Receivables	—	—	—	—	338.5	338.5
Other financial assets	1.3	—	—	—	4.0	5.3

	179.8	—	—	—	342.5	522.3

Weighted average interest rate	2.68%

Financial liabilities
Senior indebtedness	1,583.5	—	—	—	—	1,583.5
Senior notes	—	—	—	145.2	—	145.2
Senior subordinated notes	—	—	—	871.9	—	871.9
New Zealand Capital Notes	—	—	158.4	35.4	—	193.8
Bank overdrafts and other indebtedness	13.4	2.2	3.4	—	—	19.0
Payables	—	—	—	—	412.0	412.0
Employee benefits	—	—	—	—	114.1	114.1

	1,596.9	2.2	161.8	1,052.5	526.1	3,339.5

Interest rate swaps	(778.1)	495.0	283.1	—	—	—
Weighted average interest rate	6.53%	5.73%	6.43%	10.00%	—	—
Foreign exchange risk
Following the sale of the Herbs and Spices business and Yeast and Bakery Ingredients group, the Group predominantly operates in Australia, New Zealand and the Pacific Islands. A significant portion of the Group’s revenues, expenditures and cashflows are generated, and assets and liabilities are located, in New Zealand. Additionally, a significant portion of the Group’s cash and debt is denominated, and interest expense is incurred, in US dollars. As a result, the Group is exposed to risk arising from movements in foreign currency exchange rates.
The Group reports its financial results in Australian dollars. Movements in foreign currency exchange rates will affect reported financial results, financial position and cash flows. Where practicable, the Group attempts to reduce this risk by matching revenues and expenditures, as well as assets with liabilities, by country and currency. Additionally, where practicable, the Group enters into derivative financial instruments to hedge its foreign currency exposures.
Statement of financial position
Significant US dollar denominated borrowings were drawn down during the year ended June 30, 2003. In accordance with note 1(c), a net unrealised foreign currency exchange gain of A$32.5 million has been included in the current year’s consolidated result (2004 — A$56.5 million; 2003 — A$139.1 million).
The Group’s unhedged US dollar denominated borrowings, net of US dollar denominated cash and other assets and cross-currency swap receivables, at June 30, 2005 amounted to approximately US$166.7 million (2004 — US$166.2 million). The Group continues to review its foreign currency position.

Notes to the financial statements (continued)
NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)
The Group’s interest-bearing liabilities by currency as of June 30, are set out below:

		2005			2004
		Cross-			Cross-
	Carrying	currency	Effective	Carrying	currency	Effective
A$ million	Value	swaps*	value	value	swaps*	value

United States dollar	917.7	(378.0)	539.7	1,404.2	(419.6)	984.6
Australian dollar	—	265.4	265.4	618.9	265.4	884.3
New Zealand dollar	194.9	—	194.9	713.3	—	713.3
Euro	—	88.6	88.6	34.3	98.2	132.5
Canadian dollar	—	34.5	34.5	29.6	35.0	64.6
Others	6.4	—	6.4	13.0	—	13.0

Total interest bearing liabilities	1,119.0	10.5	1,129.5	2,813.3	(21.0)	2,792.3

*	Amounts represent the Australian dollar equivalent of cross-currency swap receivables and payables at June 30, 2005 and 2004. Movements in the Australian dollar equivalent of cross-currency swap receivables and payables are recorded as part of the net unrealised foreign currency exchange gain in the statement of financial performance.
During the year ended June 30, 2004, the Group entered into certain cross-currency swaps to hedge the net investment in certain self-sustaining foreign operations and to hedge a proportion of US dollar denominated borrowings. The unrealised loss of A$10.5 million on the translation into Australian dollars of the foreign currency receivables and payables under these contracts at June 30, 2005 (2004 — unrealised gain of A$21.0 million) has been reported in either the foreign currency translation reserve to the extent that these financial instruments hedge the net investment in self-sustaining operations, or in the consolidated statement of financial performance to the extent that they hedge US dollar denominated borrowings. Following the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business in September 2004, all unrealised foreign currency exchange gains and losses on these cross-currency swap contracts are recorded in the consolidated statement of financial performance.
The table below presents the principal amounts and weighted average interest rates that the Group has agreed to pay or receive under cross currency swaps that are outstanding at June 30, 2005 and 2004, together with the weighted average contracted exchange rates. The instruments’ actual cash flows are denominated in US dollars, Australian dollars, Canadian dollars and Euros as indicated.

	Weighted		Weighted average interest rate				Principal
	average						amount*
	exchange rate
			Receive	Pay	Receive	Pay	A$ million
	2005	2004	2005		2004		2005	2004

Receive US dollars, pay Australian dollars	0.7537	0.7537	4.19%	6.46%	4.19%	6.46%	265.4	265.4
Receive US dollars, pay Euros	1.1614	1.1614	4.27%	4.52%	4.27%	4.52%	88.6	98.2
Receive US dollars, pay Canadian dollars	0.7708	0.7708	4.36%	5.12%	4.36%	5.12%	34.5	35.0

*	Amount represents Australian dollar equivalent of principal payable under the swap contract.
Following the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business in September 2004, certain cross-currency swaps are no longer considered to be effective hedges of net investments in foreign operations. The Group recorded an A$4.1 million mark-to-market loss on these contracts, as part of the net gain before tax on disposal of the businesses, when the hedges were no longer considered effective (refer to note 3(b)(i)). Movements in the mark-to-market loss since then have been recorded either as part of borrowing costs or the net unrealised foreign currency exchange gain in the consolidated statement of financial performance. The accrued mark-to-market loss on these contracts has been recorded in the consolidated statement of financial position at June 30, 2005 (refer note 13).

Notes to the financial statements (continued)
NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)
Anticipated purchase and sale commitments
The Group enters into forward foreign exchange contracts to manage the foreign exchange risk associated with anticipated purchase and sale commitments denominated in foreign currencies. The gross value to be received under foreign currency contracts and the weighted average contracted exchange rates of outstanding contracts for the Group at June 30, are set out below.

		Consolidated
	2005	2004	2005	2004
	Weighted average
	exchange rate		A$ million	A$ million

Sell New Zealand dollars, buy US dollars	0.6978	0.6251	27.6	40.0
Sell Australian dollars, buy New Zealand dollars	—	1.0964	—	12.7
Sell Australian dollars, buy US dollars	0.7634	0.7090	53.8	24.7
Sell New Zealand dollars, buy Australian dollars	1.0922	—	3.4	—
Sell US dollars, buy Euros	1.2076	—	3.6	—
Sell US dollars, buy British pounds	1.8270	—	1.7	—
Sell US dollars, buy Swiss francs	1.2493	—	0.2	—
Sell Hong Kong dollars, buy US dollars	7.7711	—	1.0	—
The unrealised loss on these contracts at June 30, 2005 of A$0.2 million (2004 — A$1.5 million gain; 2003 — A$2.4 million gain) has been included in the current year’s consolidated profit.
All the outstanding contracts at June 30, 2005 mature by August 2005 (2004 — by May 2005).
Commodity price risk
The Group is a purchaser of certain commodities such as wheat and soybean oil. The Group generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, the Group enters into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements.
The contracts are entered into to cover the requirements of commodities needed by certain businesses. The procurement/pricing process has the objective of reducing the volatility of pricing of key commodity inputs. The Group generally covers 3 to 12 months forward requirements of these commodities, depending on market view.
At June 30, 2005, outstanding contracts have a face value of A$1.0 million (2004 — A$3.8 million), with various maturities between August and September. The net deferred gain on commodity contracts at June 30, 2005 is nil (2004 — A$0.1 million).
Credit risk exposure
Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.
Recognised financial instruments
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts.
Unrecognised financial instruments
Other than commodity contracts and interest rate swap contracts, the Group recognises all derivative contracts on the statement of financial position. The credit risk on unrecognised derivative contracts is minimised, as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Credit risk on commodity contracts is minimised by the regulations governing the trading activities on the relevant commodity exchanges. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favourable to the Group. There was no accrued amount due to the Group at June 30, 2005 (2004 — Nil).
Net fair values of financial assets and liabilities
Valuation approach
Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realise the asset or settle the liability.

Notes to the financial statements (continued)
NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at June 30, are as follows:

		Consolidated
	Carrying amount		Net fair value
A$ million	2005	2004	2005	2004

Financial assets
Cash assets	492.3	178.5	492.3	178.5
Receivables	215.7	338.5	215.7	338.5
Other financial assets	—	5.3	—	5.3

Financial liabilities
Senior indebtedness	—	1,583.5	—	1,583.5
Senior notes	130.8	145.2	142.6	154.6
Senior subordinated notes	786.9	871.9	872.1	912.0
New Zealand capital notes	194.9	193.8	205.1	195.8
Bank overdrafts and other indebtedness	6.4	19.0	6.4	19.0
Payables	259.3	412.0	259.3	412.0
Employee benefits	81.4	114.1	81.4	114.1

Derivative financial instruments
Effective cross-currency swaps — loss/(gain)	2.6	(21.4)	21.8	2.0
Ineffective cross-currency swaps — loss	17.7	—	17.7	—
Unrecognised financial instruments
The net fair values of unrecognised financial instruments held as at June 30, are as follows:

	Consolidated
A$ million	2005	2004

Interest rate swaps — unrealised (loss)	—	(8.9)
Commodity contracts — unrealised gain	—	0.1
The valuations of unrecognised financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques.
There are no interest rate swaps outstanding at June 30, 2005. At June 30, 2004, the unrealised loss on interest rate swaps of A$8.9 million represented the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at the June 30, 2004 year end. As the Group had entered into these transactions for hedging purposes and did not actively trade in these instruments, it was not appropriate to recognise the impact of marking to market the position existing at the June 30, 2004 balance date in the consolidated result.
During the year ended June 30, 2005, the Group paid A$9.9 million to close out the remaining interest rate swaps. These costs are included in the determination of the net gain on disposal of businesses (refer to note 3(b)(i) for further details).

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS
For reporting periods beginning on or after January 1, 2005, the Group must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.
This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods that began prior to January 1, 2005.
Transition management
The Group has established a formal implementation project to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting requirements for the financial year beginning July 1, 2005.
The Group has achieved the project milestones to date and expects to fully comply with the requirements of AIFRS for the financial year ending June 30, 2006.
The specific phases of the AIFRS project are:
▪	Assessment and planning;

▪	Design; and

▪	Implementation.
Assessment and planning phase
The assessment and planning phase consisted of a high level overview of the impacts of converting to AIFRS on the Group’s existing accounting and reporting policies and procedures, systems and processes. This phase included:
▪	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS;

▪	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

▪	evaluation of the implications for staff (e.g., training requirements); and

▪	preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes.
The assessment and planning phase was complete as at June 30, 2005.
Design phase
The design phase consisted of determining the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS. The design phase included various project teams working on areas such as treasury operations, applications of impairment evaluation requirements and transitional elections.
The design phase incorporated:
▪	formulation of revised accounting policies and procedures for compliance with AIFRS requirements;

▪	identification of potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS;

▪	formulation of accounting and business processes to support AIFRS reporting obligations;

▪	identification of required changes to financial reporting and business source systems; and

▪	development of training programs for accounting staff.
The design phase was complete as at June 30, 2005.
Implementation phase
The implementation phase included making the identified changes to accounting and business procedures, processes and systems and providing operational training for staff, and enabled the consolidated entity to prepare the reconciliations and disclosures required under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1).
This phase is substantially complete as at June 30, 2005. However, the impact of implementing AIFRS is subject to change as regulations, guidance and practice continues to evolve.
The project team is now working on the AIFRS disclosures required in the interim and annual financial reports during the year ending June 30, 2006.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
Impact of transition to AIFRS
The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies are based on AIFRS that management expects to be in place, or where applicable, early adopted, when preparing the first interim AIFRS financial report for the three months ending September 30, 2005. The first annual AIFRS financial report including notes thereto will be prepared for the year ending June 30, 2006. Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company’s and the Group’s financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary. Further disclosure and explanations will be provided in the first complete annual AIFRS financial report for the year ending June 30, 2006.
There is a significant amount of judgement involved in preparing the reconciliations from current Australian GAAP to AIFRS. Consequently the final reconciliations presented in the first annual financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.
Revisions to the selection and application of the AIFRS accounting policies may be required as a result of:
▪	changes in financial reporting requirements that are relevant to the Company’s and the Group’s first complete annual AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the June 30, 2005 financial report;

▪	additional guidance on the application of AIFRS in a particular industry or to a particular transaction; and

▪	changes in the Company’s and the Group’s operations.
Where the application or interpretation of an accounting standard is currently being debated, the accounting policy adopted reflects management’s current assessment of the likely outcome of those deliberations. Any uncertainty relating to the accounting guidance will be disclosed in the relevant accounting policy note and where practicable, the expected impact of the alternative interpretations will also be disclosed.
The rules for first time adoption of AIFRS are set out in AASB 1. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being July 1, 2004. AASB 1 allows a number of exemptions to this general principle to assist in the transition to AIFRS.
The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 and their estimated effect on the Company’s and the Group’s financial statements are set out in the tables and notes below.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Consolidated
Statement of Financial Position — Opening
Balance under AIFRS as at July 1, 2004			Australian	Discontinued	AIFRS
A$ million	Note		GAAP	Operations*	Adjustments	AIFRS

Current assets
Cash assets			178.5	(97.1)	—	81.4
Receivables			332.5	(148.7)	—	183.8
Inventories			277.4	(109.1)	—	168.3
Other assets			35.4	(16.0)	—	19.4
Assets of discontinued operations held for sale	32	(k)	—	1,284.7	(174.2)	1,110.5

Total current assets			823.8	913.8	(174.2)	1,563.4

Non-current assets
Receivables			6.0	—	—	6.0
Investments accounted for using the equity method			57.3	(50.6)	—	6.7
Other financial assets			5.3	(1.3)	—	4.0
Property, plant and equipment			1,026.5	(434.2)	—	592.3
Intangible assets			2,250.0	(397.2)	—	1,852.8
Deferred tax assets	32	(f)	69.9	(6.5)	107.8	171.2
Other assets	32	(g)	162.0	(24.0)	4.0	142.0

Total non-current assets			3,577.0	(913.8)	111.8	2,775.0

Total assets			4,400.8	—	(62.4)	4,338.4

Current liabilities
Payables			404.4	(117.2)	—	287.2
Interest bearing liabilities			171.4	(1.6)	—	169.8
Current tax liabilities			10.1	(10.1)	—	—
Provisions			149.5	(16.7)	—	132.8
Liabilities directly associated with discontinued operations held for sale	32	(k)	—	188.4	23.2	211.6

Total current liabilities			735.4	42.8	23.2	801.4

Non-current liabilities
Payables			4.7	(1.9)	—	2.8
Interest bearing liabilities			2,641.9	—	—	2,641.9
Deferred tax liabilities			26.5	(16.7)	—	9.8
Provisions	32	(g)	102.5	(24.2)	(8.2)	70.1

Total non-current liabilities			2,775.6	(42.8)	(8.2)	2,724.6

Total liabilities			3,511.0	—	15.0	3,526.0

Net assets			889.8	—	(77.4)	812.4

Equity
Issued capital			1,114.1	—	—	1,114.1
Reserves	32(b),	(h)	(247.8)	—	247.8	—
Accumulated losses			(3.8)	—	(324.2)	(328.0)

Parent interest			862.5	—	(76.4)	786.1
Outside equity interests			27.3	(19.2)	—	8.1
Outside equity interests directly associated with discontinued operations held for sale	32	(k)	—	19.2	(1.0)	18.2

Total shareholders’ equity			889.8	—	(77.4)	812.4

Adjustments made to derive an opening balance sheet position under AIFRS have been recognised directly in accumulated losses at the date of transition in accordance with AASB 1.

*	Refer to note 32(a) for discussion of reclassifications made relating to discontinued operations.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Burns, Philp & Company Limited
Statement of Financial Position — Opening
Balances under AIFRS as at July 1, 2004			Australian	Discontinued	AIFRS
A$ million	Note		GAAP	Operations*	Adjustments	AIFRS

Current assets
Cash assets			32.1	—	—	32.1
Receivables			597.4	—	—	597.4
Inventories			—	—	—	—
Other assets			6.5	—	—	6.5
Assets of discontinued operations held for sale			—	—	—	—

Total current assets			636.0	—	—	636.0

Non-current assets
Receivables			—	—	—	—
Investments accounted for using the equity method			—	—	—	—
Other financial assets			280.4	—	—	280.4
Property, plant and equipment			0.1	—	—	0.1
Intangible assets			—	—	—	—
Deferred tax assets	32	(f)	4.8	—	8.6	13.4
Other assets			—	—	—	—

Total non-current assets			285.3	—	8.6	293.9

Total assets			921.3	—	8.6	929.9

Current liabilities
Payables			113.5	—	—	113.5
Interest bearing liabilities			—	—	—	—
Current tax liabilities			—	—	—	—
Provisions			2.2	—	—	2.2
Liabilities directly associated with discontinued operations held for sale			—	—	—	—

Total current liabilities			115.7	—	—	115.7

Non-current liabilities
Payables			—	—	—	—
Interest bearing liabilities			—	—	—	—
Deferred tax liabilities	32	(f)	4.8	—	(4.8)	—
Provisions			0.6	—	—	0.6

Total non-current liabilities			5.4	—	(4.8)	0.6

Total liabilities			121.1	—	(4.8)	116.3

Net assets			800.2	—	13.4	813.6

Equity
Issued capital			1,114.1	—	—	1,114.1
Reserves	32(b),	(h)	18.2	—	(18.2)	—
Accumulated losses			(332.1)	—	31.6	(300.5)

Parent interests			800.2	—	13.4	813.6
Outside equity interests			—	—	—	—
Outside equity interests directly associated with discontinued operations held for sale			—	—	—	—

Total shareholders’ equity			800.2	—	13.4	813.6

Adjustments made to derive an opening balance sheet position under AIFRS have been recognised directly in accumulated losses at the date of transition in accordance with AASB 1.

*	Refer to note 32(a) for discussion of reclassifications made relating to discontinued operations.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Consolidated
Statement of Financial Position
under AIFRS as at June 30, 2005			Australian	AIFRS
A$ million	Note		GAAP	Adjustments	AIFRS

Current assets
Cash assets			492.3	—	492.3
Receivables			212.5	—	212.5
Inventories			143.7	—	143.7
Assets held for sale	32	(a)	—	6.3	6.3
Other assets	32	(a)	19.1	(6.3)	12.8

Total current assets			867.6	—	867.6

Non-current assets
Receivables			3.2	—	3.2
Investments accounted for using the equity method			8.4	—	8.4
Other financial assets			—	—	—
Property, plant and equipment			552.0	—	552.0
Intangible assets	32	(d)	1,764.3	81.3	1,845.6
Deferred tax assets	32	(f)	19.5	115.4	134.9
Other assets	32	(g)	52.3	4.9	57.2

Total non-current assets			2,399.7	201.6	2,601.3

Total assets			3,267.3	201.6	3,468.9

Current liabilities
Payables			237.9	—	237.9
Interest bearing liabilities			1.0	—	1.0
Current tax liabilities			14.5	—	14.5
Provisions			84.7	—	84.7

Total current liabilities			338.1	—	338.1

Non-current liabilities
Payables			21.4	—	21.4
Interest bearing liabilities			1,118.0	—	1,118.0
Deferred tax liabilities			6.0	—	6.0
Provisions	32	(g)	84.1	(6.9)	77.2

Total non-current liabilities			1,229.5	(6.9)	1,222.6

Total liabilities			1,567.6	(6.9)	1,560.7

Net assets			1,699.7	208.5	1,908.2

Equity
Issued capital			1,114.1	—	1,114.1
Reserves	32	(h)	(18.4)	2.7	(15.7)
Retained earnings			595.5	205.8	801.3

Parent interests			1,691.2	208.5	1,899.7
Outside equity interests			8.5	—	8.5

Total shareholders’ equity			1,699.7	208.5	1,908.2

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Burns, Philp & Company Limited
Statement of Financial Position under
AIFRS as at June 30, 2005			Australian	AIFRS
A$ million	Note		GAAP	Adjustments	AIFRS

Current assets
Cash assets			0.8	—	0.8
Receivables			576.4	—	576.4
Inventories			—	—	—
Other assets			8.0	—	8.0

Total current assets			585.2	—	585.2

Non-current assets
Receivables			—	—	—
Investments accounted for using the equity method			—	—	—
Other financial assets			255.7	—	255.7
Property, plant and equipment			0.1	—	0.1
Intangible assets			—	—	—
Deferred tax assets	32	(f)	—	54.8	54.8
Other assets			—	—	—

Total non-current assets			255.8	54.8	310.6

Total assets			841.0	54.8	895.8

Current liabilities
Payables			4.5	—	4.5
Interest bearing liabilities			—	—	—
Current tax liabilities			—	—	—
Provisions			1.3	—	1.3

Total current liabilities			5.8	—	5.8

Non-current liabilities
Payables			—	—	—
Interest bearing liabilities			—	—	—
Deferred tax liabilities			—	—	—
Provisions			0.1	—	0.1

Total non-current liabilities			0.1	—	0.1

Total liabilities			5.9	—	5.9

Net assets			835.1	54.8	889.9

Equity
Issued capital			1,114.1	—	1,114.1
Reserves			—	—	—
Retained earnings/(accumulated losses)			(279.0)	54.8	(224.2)

Parent interests			835.1	54.8	889.9
Outside equity interests			—	—	—

Total shareholders’ equity			835.1	54.8	889.9

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Consolidated
Statement of Financial Performance
under AIFRS for the year ended June 30, 2005			Australian	Discontinued	AIFRS
A$ million	Note		GAAP	Operations*	Adjustments	AIFRS

Revenue from sale of goods			2,571.3	(244.0)	—	2,327.3
Cost of goods sold			(1,555.1)	148.6	—	(1,406.5)

Gross profit			1,016.2	(95.4)	—	920.8

Other income	32	(b)	6.3	(2.8)	(2.5)	1.0
Other income — individually significant items	32	(b)	1,998.8	(1,959.0)	(4.0)	35.8
Selling, marketing and distribution expenses	32(b),(d),	(g)	(497.4)	42.6	—	(454.8)
General and administration expenses			(263.9)	25.3	83.4	(155.2)
Other expenses — individually significant items	32	(b)	(1,174.0)	1,176.4	4.0	6.4

Profit from continuing operations before tax and financing costs			1,086.0	(812.9)	80.9	354.0

Interest revenue			11.0	—	—	11.0
Borrowing costs			(169.0)	1.1	—	(167.9)
Share of net profits of associates accounted for using the equity method			4.2	(2.4)	—	1.8

Profit before income tax from continuing operations			932.2	(814.2)	80.9	198.9

Income tax (expense)/benefit	32	(f)	(66.5)	48.5	115.4	97.4

Profit after income tax from continuing operations			865.7	(765.7)	196.3	296.3

Profit after tax from discontinued operations	32	(k)	—	28.3	12.6	40.9
Gain after tax on sale of discontinued operations	32	(k)	—	736.6	76.4	813.0

Net profit after income tax			865.7	(0.8)	285.3	1,150.2

Profit attributable to outside equity interests			(3.8)	0.8	—	(3.0)

Net profit attributable to members of the parent			861.9	—	285.3	1,147.2

*	Refer to note 32(a) for discussion of reclassifications made relating to discontinued operations.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	Burns, Philp & Company Limited
Statement of Financial Performance under
AIFRS for the year ended June 30, 2005			Australian	Discontinued	AIFRS
A$ million	Note		GAAP	Operations*	Adjustments	AIFRS

Revenue from sale of goods			—	—	—	—
Cost of goods sold			—	—	—	—

Gross profit			—	—	—	—

Other income			19.5	—	—	19.5
Other income — individually significant items			37.6	(37.6)	—	—
Selling, marketing and distribution expenses			—	—	—	—
General and administration expenses			(22.4)	—	—	(22.4)
Other expenses — individually significant items			(24.7)	—	—	(24.7)

Profit/(loss) from continuing operations before tax and financing costs			10.0	(37.6)	—	(27.6)

Interest revenue			44.5	—	—	44.5
Borrowing costs			(1.7)	—	—	(1.7)
Share of net profits of associates accounted for using the equity method			—	—	—	—

Profit before income tax from continuing operations			52.8	(37.6)	—	15.2

Income tax benefit	32	(f)	—	—	54.8	54.8

Profit after income tax from continuing operations			52.8	(37.6)	54.8	70.0

Profit after tax from discontinued operations			—	—	—	—

Gain after tax on sale of discontinued operations			—	37.6	—	37.6

Net profit after income tax			52.8	—	54.8	107.6

Profit attributable to outside equity interests			—	—	—	—

Net profit attributable to members of the parent			52.8	—	54.8	107.6

*	Refer to note 32(a) for discussion of reclassifications made relating to discontinued operations.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(a) Reclassifications of assets and liabilities of discontinued operations and those held for sale
Under Australian GAAP, non-current assets held for sale and assets and liabilities of discontinued operations are included in individual categories on the face of the balance sheet. Revenues and expenses of discontinued operations are not separately disclosed on the face of the income statement. The balance sheet and income statement effects of non-current assets held for sale and discontinued operations are disclosed separately in the notes to the financial statements.
Under AIFRS, non-current assets classified as held for sale and the assets and liabilities of a disposal group classified as held for sale will be presented separately on the balance sheet. A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, the asset or disposal group is available for immediate sale in its current condition, and its sale is highly probable.
As of June 30, 2005 assets held for sale by the Group of $6.3 million have been reclassified from other current assets. There were no assets held for sale by the Company.
The Group is expected to reclassify and present separately the assets and liabilities of the Yeast and Bakery Ingredients group and Herbs and Spices business as of July 1, 2004. No adjustment is expected for the Company.
For the year ended June 30, 2005, the Group is also expected to reclassify and present separately, as profit from discontinued operations, the operating results attributable to the disposal group from July 1, 2004 up to the date of disposal and the net gain on disposal.
(b) Property, plant and equipment
Under AASB 1, an election can be made to apply either the depreciated cost method or the fair value method of accounting for property, plant and equipment. The Group has elected to apply the depreciated cost method. Under AASB 1, an election has also been made at transition date to recognise certain items of property, plant and equipment at deemed cost, which is the revalued amount prior to AIFRS transition date that approximates the assets’ respective fair values.
Under the cost method, property, plant and equipment will no longer be revalued, but will be carried at depreciated cost and subject to impairment testing if indicators of impairment exist. Consequently, the asset revaluation reserves and other reserves relating to these assets have been adjusted against retained earnings at the transition date.
For the Group, A$115.2 million and A$18.1 million are expected to be reclassified from capital and general reserves, respectively, to accumulated losses at July 1, 2004. For the Company, A$22.1 million is expected to be reclassified from capital and general reserves to accumulated losses. No reclassification is expected at June 30, 2005, since these reserves largely represent revaluations of assets that were disposed of prior to year end. The carrying amounts, depreciation rates and economic useful lives of the remaining property, plant and equipment are not expected to change, so there is no effect on the income statement for the year ended June 30, 2005.
In addition, under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue and the cost of the assets disposed of as expense. For the Group, A$2.5 million is expected to be reclassified from other income to general and administration and other expenses, and A$4.0 million is expected to be reclassified from other expenses to other income for the year ended June 30, 2005. There is no impact on the net profit for the year ended June 30, 2005. No reclassification is expected for the Company.
(c) Business combinations
As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the opening AIFRS balance sheet.
(d) Intangible assets
Goodwill
For acquisitions prior to transition date, goodwill is expected to be included on the basis of its deemed cost, which represents the amount recorded under Australian GAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria. No reclassifications are expected for the Company or Group.
Goodwill will no longer be amortised, and will be stated at cost less any accumulated impairment losses. Goodwill will be allocated to cash-generating units and tested regularly, at least annually, for impairment (refer to (e) for further details on impairment).

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(d) Intangible assets (continued)
Other intangible assets
Under AASB 138 Intangible Assets, companies must elect whether other intangible assets will be carried at cost or fair value. Management has elected to carry other intangible assets at cost. Other intangible assets have been reviewed at transition date to ensure they are capable of recognition under AASB 138 Intangible Assets. No adjustments are expected in respect of the other intangible assets of the continuing operations. An adjustment is required on transition to reverse the effects of revaluations of intangible assets recognised by the discontinued operations in prior periods, as these prior revaluations do not comply with the deemed cost alternatives permitted by AASB 1. Refer to note (k) for further details.
Other intangible assets acquired will be stated at cost less accumulated amortisation and impairment losses. Amortisation will be recognised on a straight-line basis over the estimated useful lives of the intangible assets unless such lives are indefinite. The Group has reviewed the useful lives of the other intangible assets as of July 1, 2004 and determined that the lives are indefinite and will be tested for impairment at least annually (refer to 32(e) for further details on impairment).
Amortisation
Changes in amortisation periods on transition to AIFRS will be accounted for prospectively, for continuing operations. The amortisation periods beginning July 1, 2004 are expected to be as follows:

	AIFRS	Current Australian GAAP

Other intangible assets	Indefinite	Period of expected benefit, not exceeding 40 years
Goodwill	Indefinite	Period of expected benefit, not exceeding 20 years
For the year ended June 30, 2005, the Group is expected to reverse A$65.2 million and A$16.1 million of goodwill amortisation expense and other intangible assets amortisation expense, respectively. No adjustments are expected for the Company.
(e) Impairment of non-current assets
Under Australian GAAP the carrying amounts of non-current assets valued on a cost basis are reviewed at the end of each reporting period to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is considered to be impaired and is written down to its recoverable amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.
Under AIFRS, the carrying amount of the consolidated entity’s non-current assets, excluding investment property, assets arising from employee benefits, deferred tax assets, goodwill and other intangibles, will be reviewed at each reporting date to determine whether there is any indication of impairment. If any impairment indication exists, the asset will be tested for impairment by comparing the recoverable amount to its carrying amount. Recoverable amounts will be estimated for individual assets. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs will be determined.
A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independently of cash inflows of other assets or group of assets. Each cash-generating unit is no larger than a reporting segment. The recoverable amount of an asset is generally defined as the greater of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows will be discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or group of assets or cash generating unit.
Goodwill and other intangible assets with indefinite useful lives are not amortised. Instead they are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.
At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the business combination’s synergies. Other intangibles, such as trademarks and brandnames, are initially recorded at cost.
Impairment is determined by assessing the recoverable amount of the cash-generating unit or group of assets to which the intangible asset relates. Where the recoverable amount of the intangible asset or cash-generating unit is less than the carrying amount, an impairment loss is recognised.
Where the intangible asset (including goodwill) forms part of a cash-generating unit and part of the operation within that unit is disposed of, the asset associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. As part of the AIFRS transition project, impairment testing was completed on non-current assets at the transition date of July 1, 2004 and at June 30, 2005. There was no impairment identified at either of these dates which required adjustments to non-current assets of the Group or the Company.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(f) Income tax
On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the income statement liability method applied currently under Australian GAAP.
Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.
Deferred tax is recorded using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As permitted by AASB 112 Income Taxes, the following temporary differences are not provided for:
▪	goodwill for which amortisation is not tax deductible;

▪	the initial recognition of assets and liabilities that affect neither accounting nor taxable profit; and

▪	differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.
The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.
A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised. The tests for the recognition of tax losses carried forward are less stringent under AIFRS compared to those under Australian GAAP.
Under Australian GAAP, tax losses carried forward were recognised only to the extent that their recovery was virtually certain. Under AIFRS, tax losses carried forward are recognised when recovery is considered probable.
The expected impact on the Group at July 1, 2004, of the change in tax accounting basis and the transition adjustments for the deferred tax balances is an increase in deferred tax assets and retained earnings of A$107.8 million. The adjustments for the Company are expected to be an increase in deferred tax assets and retained earnings of A$8.6 million. These differences primarily result from the recognition of deferred tax assets attributable to certain tax losses carried forward, which were previously not recognised under Australian GAAP.
The expected impact of the change in tax accounting basis on the tax expense for the year ended June 30, 2005 is a tax benefit of A$115.4 million for the Group and A$54.8 million for the Company. As at June 30, 2005, deferred tax assets of the Group are expected to increase by A$115.4 million. For the Company the expected impact at June 30, 2005 will be an increase in deferred tax assets of A$54.8 million.
Tax Consolidation
The Urgent Issues Group (UIG) has recently announced changes to the recognition of tax amounts under the tax consolidation regime in the AIFRS framework. Management has elected to early adopt the revised UIG Interpretation 1052 Tax Consolidations Accounting. Wholly owned subsidiaries in the tax consolidated group will be required to recognise their own tax balances directly, and the current tax liability or asset will be assumed by the head entity.
As a result of this interpretation, the Company, as the head entity of the Australian tax consolidated group, is expected to reverse deferred tax assets and liabilities of A$4.8 million, as at July 1, 2004, which represent the carrying value of deferred taxes related to subsidiaries in the Australian tax consolidated group. No adjustment is required to the Group at July 1, 2004. No adjustment is expected for either the Company or the Group at June 30, 2005.
(g) Employee benefits
Defined benefit plans
Under AIFRS, the Group’s obligations in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That obligation will be discounted to determine its present value, and the fair value of the plan assets will be deducted.
The discount rate will be the rate attaching to AA credit rated bonds that have maturity dates which most closely match the terms of maturity of the related liabilities. Where AA credit rated bonds are not available, and specifically for all Australian and New Zealand defined benefit obligations, the discount rate will be the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(g) Employee benefits (continued)
When the obligations under the plan increase, the proportion of the increased obligation relating to past service by employees will be recognised as an expense in the income statement on a straight-line basis over the average period until the employee’s benefits become vested. To the extent that the employee’s benefits vest immediately, the expense will be recognised immediately in the income statement.
Where the calculation results in a net benefit to the Group, the recognised asset will be limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
The Group has elected to early adopt the revised AASB 119 Employee Benefits as issued in December 2004, which allows the Group to apply the “corridor approach” to recognising actuarial gains and losses. Under this approach, the Group only recognises actuarial gains and losses in net income if they exceed 10% of the present value of plan assets or defined benefit obligations, whichever is greater.
In addition the Group has elected to recognise the cumulative unrecognised actuarial gains and losses at July 1, 2004. As the Group has previously recognised assets or liabilities for defined benefit plans under Australian GAAP, based on valuations which were consistent with AIFRS methodologies, this election will result in a net increase in pension plan assets of A$12.2 million for the Group at July 1, 2004. This will also result in an A$11.8 million increase in pension plan assets at June 30, 2005 and an increase in pension plan expenses of A$0.4 million during the year ended June 30, 2005. No adjustment is expected to arise for the Company in any period as a result of these elections.
(h) Foreign currency
Financial statements of foreign operations
Under current Australian GAAP, the assets and liabilities of self-sustaining foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the rates of exchange ruling at reporting date. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve until disposal of the operation, when the related reserve balance is transferred directly to retained earnings.
The assets and liabilities of operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are recognised in the statement of financial performance.
Under AIFRS each entity in the Group determines its functional currency, which is the currency of the primary economic environment in which the entity operates. The entity maintains its books and records in its functional currency. There are no expected changes in functional currency for the Company or its subsidiaries.
Under AIFRS the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity’s functional currency to the Group’s reporting currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the foreign currency translation reserve.
Under AIFRS, on disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal recorded in the current year income statement.
Under AASB 1, an election is available to reset the foreign currency translation reserve balance to zero. This election has been adopted by the Group, resulting in the Group transferring A$381.1 million from the foreign currency translation reserve to retained earnings at July 1, 2004. This election has also resulted in the Company transferring A$3.9 million from the foreign currency translation reserve to retained earnings at July 1, 2004. The cumulative effect of this election on the Group at June 30, 2005 is an adjustment to increase the foreign currency translation reserve by A$2.7 million. There is no adjustment for the Company at June 30, 2005.
(i) Financial instruments
As allowed under AASB 1, the Group has elected not to restate comparative financial information for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. Instead, the effects of AASB 132 and AASB 139 will be applied from July 1, 2005.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(i) Financial instruments (continued)
As of July 1, 2005, the expected adjustments are:
▪	Under current Australian GAAP not all derivatives have been recognised on the balance sheet. On adoption of AASB 139 all derivatives will be recognised at fair value on the balance sheet. The effect on the Group is to record additional liabilities of approximately A$19.2 million for the fair value of derivatives not previously recognised. An equivalent offsetting amount will be recognised in a hedging reserve, as a separate component of equity. No adjustment is expected for the Company.

▪	Debt establishment costs capitalised and amortised over the term of the borrowing under current Australian GAAP will be recalculated based on the effective interest rate method and recognised as an offset to the liability rather than as a separate asset. This is expected to result in a decrease of other non-current assets of A$51.3 million, a decrease in interest bearing liabilities of A$44.2 million and an adjustment to opening retained earnings of A$7.1 million. No adjustment is expected for the Company.
(j) Earnings per share
Under AIFRS basic earnings per share are calculated based on the weighted average number of ordinary shares and mandatory convertible securities, such as the Group’s converting preference shares. Under Australian GAAP, basic earnings per share only includes the weighted average number of ordinary shares. The effects of the converting preference shares were included in the calculation of diluted earnings per share.
The AIFRS earnings per share for the year ended June 30, 2005 calculated on the AIFRS adjusted results are estimated to be:

Basic EPS from continuing operations:	10.4 cents
Diluted EPS from continuing operations:	10.4 cents
(k) Disposal of the Yeast and Bakery Ingredients group and Herbs and Spices business
Adjustments at transition date
During the year ended June 30, 2005, the Group sold its Yeast and Bakery Ingredients group and its Herbs and Spices business.
As discussed in note (a) above, AASB 5 Non-Current Assets Held for Sale and Discontinued Operations requires non-current assets and disposal groups classified as ‘held for sale’ to be presented separately from other assets and liabilities on the face of the balance sheet. The Group has reclassified the existing Australian GAAP assets and liabilities of discontinued operations to reflect this presentation under AIFRS as at July 1, 2004.
At July 1, 2004 the following adjustments were made to the assets and liabilities of discontinued operations to comply with the requirements under AIFRS. These adjustments are discussed further below.

AIFRS Adjustment	A$ million

Other intangible assets	(168.9)
Investments accounted for using the equity method	(9.2)
Pension plan assets	(1.7)
Deferred tax assets	5.6

Decrease in assets of discontinued operations held for sale	(174.2)

Pension plan liabilities	12.4
Deferred tax liabilities	10.8

Increase in liabilities directly associated with discontinued operations held for sale	23.2

Decrease in outside equity interests associated with discontinued operations held for sale	(1.0)

Other intangible assets
As discussed in note (d) above, the Group has elected to record other intangible assets at cost under AIFRS. The adjustment required to other intangible assets primarily arises due to the reversal of previous revaluations of acquired and internally generated intangible assets that are not permitted under AIFRS.

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(k) Disposal of the Yeast and Bakery Ingredients group and Herbs and Spices business (continued)
Under AASB 138, revaluations of intangible assets are permitted only if the fair value of the asset can be determined with reference to an active market. Because the prior revaluations do not comply with the requirements of AASB 138, the cumulative effect of these revaluations has been reversed on transition.
For the Group there is a net reduction of A$168.9 million in other intangible assets attributable to discontinued operations at July 1, 2004. As a result of this reduction, there is an increase in the net gain on sale recorded under AIFRS, as detailed below. There was no impact on the Company at July 1, 2004.
Investments accounted for using the equity method
The adjustment made to investments in associates primarily arises due to the reversal of previous revaluations of certain internally generated intangible assets owned by associates. As discussed above, under AASB 138 Intangible Assets the recognition of internally generated intangible assets is generally not allowable.
For the Group the reversal of these prior revaluations reduces investments in associates of discontinued operations by A$9.2 million. There was no impact on the Company at July 1, 2004.
Deferred tax assets
As mentioned above in note 32(f), the tests for recognition of temporary differences, and in particular, tax losses carried forward, are different under AASB 112 Income Taxes compared to those under existing Australian GAAP.
The application of the recognition tests under AIFRS to the discontinued operations has resulted in an increase in deferred tax assets of A$5.6 million. This adjustment arises from the recognition of certain revenue tax losses incurred by certain Yeast and Bakery Ingredients operations not previously recognised under Australian GAAP.
There was no impact on the Company at July 1, 2004.
Pension plan assets and liabilities
As discussed in note (g) above, the Group has elected to early adopt revised AASB 119 Employee Benefits as issued in December 2004. The Group has also elected to recognise all cumulative actuarial gains and losses at July 1, 2004.
For the discontinued operations, there was a decrease in pension plan assets of A$1.7 million and an increase of A$12.4 million in pension plan liabilities at July 1, 2004.
Deferred tax liabilities
Under AASB 112, additional deferred tax liabilities may arise due to differences between the fair value and tax value of certain assets, mainly intangible assets, on acquisition. These differences were not previously recognised under Australian GAAP.
For the discontinued operations, there was an increase of A$10.8 million in deferred tax liabilities, primarily due to differences between the fair value and tax value of certain intangible assets on acquisition.
There was no impact on the Company at July 1, 2004.
Outside equity interests
An adjustment of A$1.0 million was made to outside equity interests as a result of the adjustments discussed above.
Adjustments to the year ended June 30, 2005
In September 2004, the sale of the discontinued operations was completed. In calculating the operating profit of the discontinued operations up until the date of disposal, certain adjustments were required under AIFRS in the year ended June 30, 2005.
The following adjustments were made to the operating profit after tax of the discontinued operations under AIFRS for the period from July 1, 2004 to the date of disposal:

AIFRS adjustments	$A million

Amortisation of goodwill	1.8
Amortisation of other intangibles	2.0
Depreciation of non-current assets	8.5
Investments in accounted for using the equity method	0.5
Outside equity interests	(0.2)

Increase in operating profit after tax from discontinued operations	12.6

Notes to the financial statements (continued)
NOTE 32. INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)
(k) Disposal of the Yeast and Bakery Ingredients group and Herbs and Spices business (continued)
The following adjustments were made to the gain on sale of the discontinued operations under AIFRS recorded in the year ended June 30, 2005:

AIFRS adjustments	$A million

Reduction in net book value of net assets sold	180.5
Income tax expense	(104.1)

Increase in gain on sale after tax of discontinued operations	76.4

Operating result for the period from July 1, 2004 to the date of disposal
Under AASB 3 Business Combinations, goodwill is no longer amortised but instead subject to impairment testing at least annually. For discontinued operations this resulted in the reversal of amortisation expense of A$1.8 million for goodwill, as recorded under Australian GAAP up to the date of disposal. There were no adjustments made for the Company.
Under AASB 138 Intangible Assets, intangible assets with indefinite useful lives are not amortised, but instead are subject to impairment testing at least annually. As discussed in note (d) above, the Group determined that the intangible assets have indefinite useful lives. For discontinued operations this resulted in the reversal of amortisation expense of A$2.0 million for other intangible assets, as recorded under Australian GAAP up to the date of disposal. There were no adjustments made for the Company.
Under AASB 5 Non-Current Assets Held for Sale and Discontinued Operations an entity shall not depreciate or amortise a non-current asset while it is classified as ‘held for sale’ or while it forms part of a disposal group classified as ‘held for sale’. For the discontinued operations this resulted in the reversal of depreciation expense of A$8.5 million after tax for non-current assets, as recorded under Australian GAAP up to the date of disposal. There were no adjustments made for the Company.
Similar to the adjustments made to the operating profit of the Group’s discontinued operations up to the date of disposal, an adjustment to investments accounted for using the equity method arose from the impact on the Group’s share of income from these investments. For discontinued operations this resulted in the reversal of the Group’s share of the investee’s depreciation and amortisation expenses totalling A$0.5 million after tax. There were no adjustments made for the Company.
An adjustment to outside equity interest of A$0.2 million was also made as a result of the outside equity interests share of adjustments discussed above. There were no adjustments made for the Company.
Gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business
Under Australian GAAP, the net gain on sale of these businesses before tax was A$782.6 million. There was A$46.0 million of tax expense primarily related to the utilisation of previously recognised deferred tax assets to offset the taxable profit on sale of these businesses. Under Australian GAAP, the total net gain on sale after tax was A$736.6 million.
The net gain on sale after tax of the Yeast and Bakery Ingredients group and Herbs and Spices business under AIFRS was A$813.0 million. The primary difference in the net gain, as determined in accordance with AIFRS, is due to differences of A$180.5 million in the net book values of the underlying net assets sold and the recognition of additional deferred tax expense of A$104.1 million.
Under AIFRS, the carrying value of the underlying net assets sold is lower than amounts previously recorded under Australian GAAP, primarily due to the differences in the measurement of assets and liabilities on transition as discussed above, as well as the impact of differences in the operating result on the assets and liabilities at the date of disposal.
Under AIFRS, the income tax expense on the gain on sale is increased by A$104.1 million. This adjustment reflects the utilisation of the additional deferred tax assets recognised on transition to AIFRS (refer to the accounting for income tax under AIFRS in note (f) above).

Directors’ Declaration
1.	In the opinion of the Directors of Burns, Philp & Company Limited (the Company):
a)	the financial statements and notes set out on pages 38 to 114, and the information presented in the Remuneration Report on pages 20 to 28 of the Annual Report, are in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at June 30, 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	There are reasonable grounds to believe that the Company and the controlled entities identified in note 29 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.

3.	The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended June 30, 2005.
Signed in accordance with a resolution of the Directors.

Thomas J Degnan
Managing Director
August 25, 2005

Independent audit report to the members of Burns, Philp & Company Limited
Scope
We have audited the financial report of Burns, Philp & Company Limited (the Company) for the financial year ended 30 June 2005, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 32, the information disclosed by the Company in accordance with the Corporations Regulations 2001 about the remuneration of directors and executives (“remuneration disclosures”), as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, under the heading “Remuneration report’ in the directors report and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company’s directors are responsible for the financial report and the Remuneration report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.
Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and performance as represented by the results of their operations and their cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.
The audit opinion expressed in this report has been formed on the above basis.
Audit opinion
In our opinion, the financial report including the remuneration disclosures that are contained in the Remuneration report in the directors’ report of Burns, Philp & Company Limited are in accordance with:
a)	the Corporations Act 2001, including:
i.	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

ii.	complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and
b)	other mandatory financial reporting requirements in Australia.

KPMG

Alan Walsh
Partner
Sydney, Australia
August 25, 2005

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	August 25, 2005	By	/s/ Helen Golding (Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer